RECEIVED MAY 03 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

04029377

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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SCANA Corporation
Exact name of registrant as specified in charter

0000754737
Registrant CIK Number

U-5-S Dec. 31, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-316
SEC file number, if available

- Same -
Name of Person Filing the Document (If other than the Registrant)

PROCESSED MAY 10 2004 THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, 29201.

James E. Swan IV
(Registrant)

By: Controller
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on April 28 , 2004, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

EXHIBIT A

Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for SCANA Corporation (filed February 27, 2004 as Form 10-K and incorporated by reference herein).

Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for South Carolina Electric & Gas Company (filed February 27, 2004 as Form 10-K and incorporated by reference herein).

Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for Public Service Company of North Carolina, Incorporated (filed February 27, 2004 as Form 10-K and incorporated by reference herein)

EXHIBIT B

B-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein)

B-2 Articles of Amendment of SCANA Corporation dated April 27, 1995 (Filed as Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein)

B-3 By-Laws of SCANA as revised and amended on December 13, 2000 (Filed as Exhibit 3.01 to Registration Statement No. 333-68266 and incorporated by reference herein)

B-4 Restated Articles of Incorporation of South Carolina Electric & Gas as adopted on May 3, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-5 Articles of Amendment of SCE&G dated May 22, 2001 (Filed as Exhibit 3.02 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-6 Articles of Amendment of SCE&G dated June 14, 2001 (Filed as Exhibit 3.04 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-7 Articles of Amendment of SCE&G dated August 30, 2001 (Filed as Exhibit 3.05 to Registration Statement No. 333-101449 and incorporated by reference herein)

B-8 Articles of Amendment of SCE&G dated March 13, 2002 (Filed as Exhibit 3.06 to Registration Statement No. 333-101449 and incorporated by reference herein)

B-9 Articles of Amendment of SCE&G dated May 9, 2002 (Filed as Exhibit 3.07 to Registration Statement No. 333-101449 and incorporated by reference herein)

B-10 Articles of Amendment of SCE&G dated June 4, 2002 (Filed as Exhibit 3.08 to Registration Statement No. 333-101449 and incorporated by reference herein)

B-11 Articles of Amendment of SCE&G dated August 12, 2002 (Filed as Exhibit 3.09 to Registration Statement No. 333-101449 and incorporated by reference herein)

B-12 Articles of Amendment of SCE&G dated March 13, 2003 (Filed as Exhibit 3.05 to Registration Statement No. 333-108760 and incorporated by reference herein)

B-13 Articles of Amendment of SCE&G dated May 22, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)

B-14 Articles of Amendment of SCE&G dated June 18, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)

B-15 Articles of Amendment of SCE&G dated August 7, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)

B-16 Articles of Correction of SCE&G filed on June 1, 2001 correcting May 22, 2001 Articles of Amendment (Filed as Exhibit 3.03 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-17 Articles of Correction of SCE&G filed on February 17, 2004 correcting May 3, 2001 Restated Articles of Incorporation (Filed as Exhibit 3.06 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-18 Articles of Correction of SCE&G filed on February 17, 2004 correcting May 22, 2001 Articles of Amendment (Filed as Exhibit 3.07 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-19 Articles of Correction of SCE&G filed on February 17, 2004 correcting June 14, 2001 Articles of Amendment (Filed as Exhibit 3.08 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-20 Articles of Correction of SCE&G filed on February 17, 2004 correcting August 30, 2001 Articles of Amendment (Filed as Exhibit 3.09 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-21 Articles of Correction of SCE&G filed on February 17, 2004 correcting March 13, 2002 Articles of Amendment (Filed as Exhibit 3.10 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-22 Articles of Correction of SCE&G filed on February 17, 2004 correcting May 9, 2002 Articles of Amendment (Filed as Exhibit 3.11 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-23 Articles of Correction of SCE&G filed on February 17, 2004 correcting June 4, 2002 Articles of Amendment (Filed as Exhibit 3.12 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-24 Articles of Correction of SCE&G filed on February 17, 2004 correcting August 12, 2002 Articles of Amendment (Filed as Exhibit 3.13 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-25 Articles of Correction of SCE&G filed on February 17, 2004 correcting March 13, 2003 Articles of Amendment (Filed as Exhibit 3.14 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-26 Articles of Correction of SCE&G filed on February 17, 2004 correcting May 22, 2003 Articles of Amendment (Filed as Exhibit 3.15 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-27 Articles of Correction of SCE&G filed on February 17, 2004 correcting June 18, 2003 Articles of Amendment (Filed as Exhibit 3.16 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-28 Articles of Correction of SCE&G filed on February 17, 2004 correcting August 7, 2003 Articles of Amendment (Filed as Exhibit 3.17 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)

B-29 By-Laws of SCE&G as amended and adopted on February 22, 2001 (Filed as Exhibit 3.05 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-30 Agreement of Limited Partnership of South Carolina Coaltech No.1 LP, dated April 7, 2000 (Filed as Exhibit B-73 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-31 Agreement of Limited Partnership of Interests in Coaltech No. l, L.P., dated November 16, 2001 (Filed under separate cover of Form SE)

B-32 Articles of Incorporation of GENCO, dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-48 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-33 By-Laws of GENCO as amended and restated on February 22, 2001 (Filed as Exhibit B-25 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-34 Articles of Incorporation of SCFC, dated August 18, 1987 (Filed under cover of Form SE as Exhibit B-59 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-35 By-Laws of SCFC as amended and restated on February 22, 2001 (Filed as Exhibit B-26 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-36 Articles of Incorporation of SCPC (formerly CPC, Inc.), dated September 9, 1977 (Filed under cover of Form SE as Exhibit B-53 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-37 Articles of Amendment of SCPC, dated November 29, 1977 (Filed under cover of Form SE as Exhibit B-54 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-38 Articles of Amendment of SCPC, dated May 27, 1982 (Filed under cover of Form SE as Exhibit B-55 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-39 Articles of Amendment of SCPC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-56 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-40 Articles of Merger of SCPC, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-57 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-41 Articles of Merger of SCPC, dated December 17, 1997 (Filed under cover of Form SE as Exhibit B-58 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-42 By-Laws of SCPC as amended and restated on February 22, 2001 (Filed as Exhibit B-27 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-43 Articles of Incorporation of C&T Pipeline, Inc. dated September 11, 1990 (Filed under separate cover of Form SE)

B-44 By-Laws of C&T Pipeline, LLC as amended and adopted on December 17, 1997 (Filed under separate cover of Form SE)

B-45 Articles of Incorporation of SEMI (formerly Carotane, Inc.), dated August 22, 1977 (Filed under cover of Form SE as Exhibit B-40 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-46 Articles of Amendment of SEMI, dated June 30, 1987 (Filed under cover of Form SE as Exhibit B-41 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-47 Articles of Amendment of SEMI, dated September 19, 1988 (Filed under cover of Form SE as Exhibit B-42 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-48 Articles of Merger of SEMI, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-43 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-49 Articles of Amendment of SEMI, dated December 13, 1995 (Filed under cover of Form SE as Exhibit B-45 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-50 Articles of Merger of SEMI, dated December 22, 1989 (Filed under cover of Form SE as Exhibit B-44 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-51 By-Laws of SEMI as amended and restated on February 22, 2001 (Filed as Exhibit B-28 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-52 Articles of Incorporation of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-74 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-53 Articles of Amendment of PSNC Production Corporation, dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-75 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-54 Amended and Restated By-laws of PSNC Production Corporation, dated February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)

B-55 Amended and Restated Limited Liability Company Agreement of SCANA Public Service Company (formerly Sonat Public Service Company L. L. C.) dated December 1, 1996 (Filed under separate cover of Form SE)

B-56 Amendment to Amended and Restated Limited Liability Company Agreement of SCANA Public Service Company (formerly Sonat Public Service Company L. L. C.) dated March 25, 1998 (Filed under separate cover of Form SE)

B-57 Articles of Incorporation of SCANA Services, Inc. (formerly SCANA Service Company), dated December 14, 1999 (Filed under cover of Form SE as Exhibit B-46 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-58 Articles of Amendment of SCANA Services, Inc., dated February 23, 2000 (Filed under cover of Form SE as Exhibit B-47 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-59 By-Laws of SCANA Services, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-29 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-60 Articles of Incorporation of SCI (formerly MPX Systems, Inc.), dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-49 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-61 Articles of Amendment of SCI, dated May 1, 1996 (Filed under cover of Form SE as Exhibit B-50 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-62 By-Laws of SCI as amended and restated on February 22, 2001 (Filed as Exhibit B-30 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-63 Certificate of Incorporation of SCANA Communications Holdings, Inc., dated December 6, 1999 (Filed under separate cover of Form SE)

B-64 By-Laws of SCANA Communications Holdings, Inc. (Filed under separate cover of Form SE)

B-65 Operating Agreement of FRC, LLC dated August 25, 1999 (Filed under cover of Form SE as Exhibit B-79 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-66 Articles of Organization of FRC, LLC, filed August 30, 1999 (Filed under cover of Form SE as Exhibit B-84 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

B-67 Articles of Incorporation of PrimeSouth, dated August 25, 1986 (Filed under cover of Form SE as Exhibit B-51 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-68 Restated Articles of Incorporation of PrimeSouth, dated February 5, 1990 (Filed under cover of Form SE as Exhibit B-52 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-69 By-Laws of PrimeSouth as amended and restated on February 22, 2001 (Filed as Exhibit B-31 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-70 Articles of Incorporation of Palmark, Inc., as adopted on March 10, 1995 (Filed herewith)

B-71 By-Laws of Palmark, Inc., as amended and restated on February 22, 2001 (Filed as Exhibit B-32 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-72 Articles of Incorporation of SR (formerly SCANA Capital Resources, Inc.), dated September 8, 1987 (Filed under cover of Form SE as Exhibit B-60 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-73 Articles of Amendment of SR, dated June 23, 1995 (Filed under cover of Form SE as Exhibit B-61 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-74 By-Laws of SR as amended and restated on February 22, 2001 (Filed as Exhibit B-33 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-75 Articles of Incorporation of ServiceCare, Inc., dated September 20, 1994 (Filed under cover of Form SE as Exhibit B-39 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-76 By-Laws of ServiceCare, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-34 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-77 Articles of Incorporation of SDC (formerly Energy Subsidiary, Inc.) dated November 15, 1968 (Filed under cover of Form SE as Exhibit B-36 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-78 Articles of Amendment of SDC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-37 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-79 Articles of Amendment of SDC, dated August 26, 1993 (Filed under cover of Form SE as Exhibit B-38 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-80 By-Laws of SDC as amended and restated on February 22, 2001 (Filed as Exhibit B-35 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-81 Certificate of Formation of Cogen South LLC, dated February 6, 1996 (Filed under cover of Form SE as Exhibit B-87 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-82 Limited Liability Agreement of Cogen South LLC, dated June 1, 1996 (Filed under cover of Form SE as Exhibit B-88 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-83 Articles of Incorporation of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 12, 1999 (Filed as Exhibit 3.01 to Registration Statement 333-45206 and incorporated by reference herein)

B-84 Articles of Amendment of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 9, 2000 (Filed as Exhibit 3.02 to Registration Statement 333-45206 and incorporated by reference herein)

B-85 Articles of Correction of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 11, 2000 (Filed as Exhibit 3.03 to Registration Statement 333-45206 and incorporated by reference herein)

B-86 Articles of Merger of Share Exchange of Public Service Company of North Carolina, Incorporated (formerly New Sub II) dated February 10, 2000 (Filed under separate cover of Form SE)

B-87 By-Laws of PSNC Energy as revised and amended on February 22, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-68516 and incorporated by reference herein)

B-88 Amended and Restated By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)

B-89 Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE as Exhibit B-67 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-90 Amended and Restated By-Laws of PSNC Blue Ridge Corporation as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)

B-91 Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE as Exhibit B-77 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-92 Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE as Exhibit B-62 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-93 Amended and Restated By-Laws of PSNC Cardinal Pipeline Company as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)

B-94 Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC), dated December 6, 1995 (Filed under cover of Form SE as Exhibit B-78 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-95 Articles of Incorporation of SCG Pipeline, Inc., dated April 10, 2001 (Filed under cover of Form SE as Exhibit B-85 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

B-97 By-Laws of SCG Pipeline, Inc., as adopted on May 3, 2001 (Filed as Exhibit B-85 to Form U5S for the year ended December 31, 2002 and incorporated by reference herein)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder: Pine Needle LNG Company, LLC, Cardinal Pipeline Company, LLC and Knology, Inc.

EXHIBIT C

C-1 Indenture dated as of November 1, 1989 between SCANA Corporation and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration No. 33-32107 and incorporated by reference herein)

C-2 Indenture dated as of January 1, 1945, between the South Carolina Power Company and Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459 and incorporated by reference herein)

C-3 Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit C-2, pursuant to which SCE&G assumed said Indenture (Exhibit 2-C to Registration Statement No. 2-26459 and incorporated by reference herein)

C-4 Fifth through Fifty-third Supplemental Indenture referred to in Exhibit C-2 dated as of the dates indicated below and filed as exhibits to the Registration Statements set forth below and are incorporated by reference herein

December 1, 1950	Exhibit 2-D	to Registration No. 2-26459
July 1, 1951	Exhibit 2-E	to Registration No. 2-26459
June 1, 1953	Exhibit 2-F	to Registration No. 2-26459
June 1, 1955	Exhibit 2-G	to Registration No. 2-26459
November 1, 1957	Exhibit 2-H	to Registration No. 2-26459
September 1, 1958	Exhibit 2-I	to Registration No. 2-26459
September 1, 1960	Exhibit 2-J	to Registration No. 2-26459
June 1, 1961	Exhibit 2-K	to Registration No. 2-26459
December 1, 1965	Exhibit 2-L	to Registration No. 2-26459
June 1, 1966	Exhibit 2-M	to Registration No. 2-26459
June 1, 1967	Exhibit 2-N	to Registration No. 2-29693
September 1, 1968	Exhibit 4-O	to Registration No. 2-31569
June 1, 1969	Exhibit 4-C	to Registration No. 33-38580
December 1, 1969	Exhibit 4-O	to Registration No. 2-35388
June 1, 1970	Exhibit 4-R	to Registration No. 2-37363
March 1, 1971	Exhibit 2-B-17	to Registration No. 2-40324
January 1, 1972	Exhibit 2-B	to Registration No. 33-38580
July 1, 1974	Exhibit 2-A-19	to Registration No. 2-51291
May 1, 1975	Exhibit 4-C	to Registration No. 33-38580
July 1, 1975	Exhibit 2-B-21	to Registration No. 2-53908
February 1, 1976	Exhibit 2-B-22	to Registration No. 2-55304
December 1, 1976	Exhibit 2-B-23	to Registration No. 2-57936
March 1, 1977	Exhibit 2-B-24	to Registration No. 2-58662
May 1, 1977	Exhibit 4-C	to Registration No. 33-38580
February 1, 1978	Exhibit 4-C	to Registration No. 33-38580
June 1, 1978	Exhibit 2-A-3	to Registration No. 2-61653
April 1, 1979	Exhibit 4-C	to Registration No. 33-38580
June 1, 1979	Exhibit 2-A-3	to Registration No. 33-38580
April 1, 1980	Exhibit 4-C	to Registration No. 33-38580
June 1, 1980	Exhibit 4-C	to Registration No. 33-38580
December 1, 1980	Exhibit 4-C	to Registration No. 33-38580
April 1, 1981	Exhibit 4-D	to Registration No. 33-49421
June 1, 1981	Exhibit 4-D	to Registration No. 2-73321
March 1, 1982	Exhibit 4-D	to Registration No. 33-49421
April 15, 1982	Exhibit 4-D	to Registration No. 33-49421
May 1, 1982	Exhibit 4-D	to Registration No. 33-49421
December 1, 1984	Exhibit 4-D	to Registration No. 33-49421
December 1, 1985	Exhibit 4-D	to Registration No. 33-49421
June 1, 1986	Exhibit 4-D	to Registration No. 33-49421

February 1, 1987	Exhibit 4-D	to Registration No. 33-49421
September 1, 1987	Exhibit 4-D	to Registration No. 33-49421
January 1, 1989	Exhibit 4-D	to Registration No. 33-49421
January 1, 1991	Exhibit 4-D	to Registration No. 33-49421
February 1, 1991	Exhibit 4-D	to Registration No. 33-49421
July 15, 1991	Exhibit 4-D	to Registration No. 33-49421
August 15, 1991	Exhibit 4-D	to Registration No. 33-49421
April 1, 1993	Exhibit 4-E	to Registration No. 33-49421
July 1, 1993	Exhibit 4-D	to Registration No. 33-57955
May 1, 1999	Exhibit 4.04	to Registration No. 333-86387

C-5 Indenture dated as of April 1, 1993 from South Carolina Electric & Gas Company to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421 and incorporated by reference herein)

C-6 First Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 1, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-49421 and incorporated by reference herein)

C-7 Second Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 15, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-57955 and incorporated by reference herein)

C-8 Indenture dated as of January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)

C-9 First through Fourth Supplemental Indenture referred to Exhibit 4.09 dated as of the dates indicated below and filed as exhibits to Registration Statements whose file numbers are set forth below and are incorporated by reference herein

January 1, 1996	Exhibit 4.09	to Registration No. 333-45206
December 15, 1996	Exhibit 4.10	to Registration No. 333-45206
February 10, 2000	Exhibit 4.11	to Registration No. 333-45206
February 12, 2001	Exhibit 4.05	to Registration No. 333-68516

B-31

CANADYS PROJECT

Purchase of Limited Partnership Interests
in
Coaltech No. 1, L.P.

from

AJG Financial Services, Inc. and
Square D Holdings One, Inc.

Closing Documents

November 16, 2001

SQUARE D COMPANY
Schneider Electric
EXECUTIVE OFFICES
1415 SOUTH ROSELLE ROAD, PALATINE, IL 60067-7399 847-925-3569
FAX: 847-925-7419 E-Mail japlonh@squared.com

HOWARD E. JAPLON
ASSISTANT GENERAL COUNSEL

November 16, 2001

South Carolina Electric & Gas Company
111 Research Drive
Columbia, South Carolina 29203

Re: Purchase of Limited Partnership Interest in Coaltech No. 1, L.P.

Ladies and Gentlemen:

I am Assistant General Counsel and Assistant Secretary of Square D Company and have acted as counsel to Square D Holdings One, Inc., a Delaware corporation and a wholly-owned subsidiary of Square D Company ("Holdings"), in connection with the sale of a limited partnership interest owned by Holdings in Coaltech No. 1, L.P. This opinion is being delivered pursuant to Section 5.2 of the Agreement for the Purchase and Sale of Limited Partnership Interests dated as of November 16, 2001 by and among Holdings, AJG Financial Services, Inc. and South Carolina Electric & Gas Company (the "Purchase Agreement").

In rendering the opinions set forth herein, I have examined and relied on the Purchase Agreement. I have also examined and relied on certain of the corporate records and documents of Holdings, certificates of its officers, and such other instruments and documents as I have deemed relevant and necessary for purposes of such opinions. In such examination, I have assumed the genuineness of all signatures (other than those on behalf of Holdings), and the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as facsimile, certified or photostatic copies.

Based upon the foregoing, it is my opinion that:

1. Holdings is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and to transact the business in which it is engaged.

2. Holdings has the corporate power to execute, deliver and perform its obligations set forth in the Purchase Agreement and has duly taken all necessary corporate action to authorize the execution, delivery and performance of the Purchase Agreement.

3. The Purchase Agreement has been duly executed and delivered by Holdings, and constitutes the legal, valid and binding obligation of Holdings, enforceable in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the validity and enforcement of creditors' rights generally and to the effect of general principles of equity.

4. The execution and delivery of the Purchase Agreement by Holdings, and the performance by Holdings of its obligations thereunder, do not and will not: (i) violate any law, statute, rule, regulation, judgment, order or decree applicable to Holdings; (ii) conflict with, or result in the breach of, or constitute a default under, any agreement or other instrument to which Holdings is a party or by which it may be bound; (iii) result in the creation or imposition of any lien, charge or encumbrance upon, any of its property; or (iv) violate any provision of its Certificate of Incorporation or By-laws.

This opinion is limited to the laws of the State of Illinois and to the General Corporate Law of the State of Delaware and the federal law of the United States. I do not express any opinion herein concerning any other law. The foregoing opinion is solely for your benefit in connection with the transactions contemplated by the Purchase Agreement. Neither this opinion nor any part hereof may be delivered to, or used or relied upon by, any other person for any other purpose without my written consent.

Very truly yours,

Howard E. Japlon

HEJ:mes

AJG FINANCIAL SERVICES, INC.

KERRY S. ABBOTT
ASSISTANT GENERAL COUNSEL

November 16, 2001

South Carolina Electric & Gas Company
111 Research Drive
Columbia, South Carolina 29203

Re: Purchase of Limited Partnership Interest in Coaltech No. 1, L.P.

Ladies and Gentlemen:

I am Assistant General Counsel of AJG Financial Services, Inc., a Delaware corporation ("AJG"), in connection with the sale of a limited partnership interest in Coaltech No. 1, L.P., a Delaware limited partnership ("Coaltech") pursuant to the terms and conditions of that certain Agreement for the Purchase and Sale of Limited Partnership Interests dated November 16, 2001 (the "Purchase Agreement") by and among South Carolina Electric & Gas Company, Square D Holdings One, Inc., and AJG.

As counsel for AJG, I have examined the Purchase Agreement and such other documents as I consider necessary for the purposes of the opinion hereinafter set forth.

In rendering the opinions expressed below, I have assumed (except as to AJG), without investigation, that all of the documents referred to in this opinion have been duly authorized by, have been or will be duly executed and delivered by, and constitute legal, valid, binding and enforceable obligations of, all of the parties to those documents, that all signatories to those documents have been duly authorized and that all such parties are duly organized and validly existing and have the power and authority (corporate, partnership or other) to execute, deliver and perform those documents.

Based upon the foregoing, I am of the opinion that:

a. AJG is a Delaware corporation, duly organized and validly existing under the laws of the State of Delaware, with full legal power and authority to carry on its business and to perform its obligations as contemplated by the Purchase Agreement.

b. The execution, performance and delivery of the Purchase Agreement by AJG has been duly authorized by all necessary corporate actions on the part of AJG and will not violate any provision of AJG's Certificate of Incorporation, Bylaws or corporate resolutions and any amendment thereto or, to the best of my knowledge, any provision of law.

The Gallagher Centre, Two Pierce Place, Itasca, Illinois 60143-3141
Direct Dial 630/285-4311 · Fax: 630/285-4272
kerry_abbott@ajg.com

c. The Purchase Agreement has been duly and validly authorized, executed and delivered by AJG, and constitutes the legal, valid and binding obligations of AJG, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and general principals of equity.

d. The execution and delivery of the Purchase Agreement by AJG does not violate, and will not constitute a default under any agreement or instrument to which AJG is a party and does not violate any statute, rule or regulation, judgment decree or order applicable to AJG and neither will performance of the obligations set forth in the Purchase Agreement result in any such violation.

I am admitted to the Bar of the State of Illinois. The opinions expressed herein are limited to the laws of the State of Illinois, the Delaware General Corporate Law and the laws of the United States of America, all as in effect on the date hereof.

This opinion is rendered to only to you and is solely for your benefit in connection with the transactions contemplated in the Purchase Agreement and may not be relied upon, or used, quoted or referred to, by any other person without my prior written approval.

Very truly yours,

Kerry S. Abbott

IN RE: AGREEMENT FOR THE PURCHASE AND SALE OF LIMITED PARTNERSHIP INTERESTS IN COALTECH NO. 1, L. P.

GENERAL PARTNER'S
LIMITED PARTNERSHIP AGREEMENT

Attached hereto is a true and correct copy of the "Limited Partnership Agreement for Coaltech No. 1, L. P." dated March 7, 1997, as amended to date, which includes a true and correct copy of the "Acceptance by General Partner" dated February 14, 2000.

US Coal LLC, an Illinois Limited Liability Company

By: [signature]
David S. O'Neill
Manager
and authorized representative

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AGREEMENT OF LIMITED PARTNERSHIP

OF

COALTECH NO. 1 L.P.

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AGREEMENT OF LIMITED PARTNERSHIP
OF
COALTECH NO. 1 L.P.

TABLE OF CONTENTS

Page

Page

Page

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EXHIBITS

AGREEMENT OF LIMITED PARTNERSHIP
OF
COALTECH NO. 1 L.P.

THIS AGREEMENT OF LIMITED PARTNERSHIP is made as of the 7th day of March, 1997 by and among **COVOL TECHNOLOGIES, INC.**, a Delaware corporation ("Covol"), **AJG FINANCIAL SERVICES, INC.**, a Delaware corporation ("AJG"), and **SQUARE D COMPANY**, a Delaware corporation ("Square D").

SECTION 1

DEFINED TERMS

1.1 "**Abandonment Option Agreement**" means that certain Abandonment Option Agreement dated March 7, 1997 by and between Covol, US1 and the Partnership.

1.2 "Act" means the Delaware Revised Uniform Limited Partnership Act, as now in effect and as from time to time amended.

1.3 "Affiliate" (and, with correlative meaning, "Affiliated") means, with respect to any Person, any other Person that, directly or indirectly, Controls, is under Common Control with, or is Controlled by such Person.

1.4 "AJG" means AJG Financial Services, Inc., a Delaware corporation.

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1.5 "Agreement" means this Agreement of Limited Partnership, as now in effect and as from time to time amended.

1.6 "Briquettes" means extrusions of synthetic coal product formed by compressing a mixture of coal fines and a chemical binder using substantially the technology and the process described in the Private Letter Ruling and which satisfy the chemical change conditions of the Private Letter Ruling in order to constitute "qualified fuels" pursuant to Section 29 of the Code which is proprietary to Covol and US1 and which is being licensed to the Partnership by Covol and US1 contemporaneously herewith.

1.7 "Capital Account" means, with respect to each Partner, the separate "book" account for such Partner established under Section 4 of this Agreement and maintained in all events in the manner provided under, and in accordance with, Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

1.8 "Capital Contributions" means, for purposes of maintaining Capital Accounts, the amount of cash and the initial Gross Asset Value of property (less the amount of indebtedness, if any, of such Partner which is assumed by the Partnership and/or the amount of indebtedness, if any, to which such property is subject, as of the date of contribution, without regard to the provisions of Code Section 7701(g)) contributed to the Partnership, including without limitation, any amounts paid by a Partner (except to the extent indemnification is made

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by another Partner) in respect of claims, liabilities or obligations of or against the Partnership and/or pursuant to any guaranty of any Partnership indebtedness or obligations by such Partner.

1.9 "Capital Expenditures" means, with respect to any fiscal period (a) except to the extent paid with cash withdrawn from reserves provided for in clause (b) of this Section 1.9, the amounts paid or payable in such period for the purchase of capital assets, or for any other purpose for which such payment is required to be reflected as a capital expenditure pursuant to generally accepted accounting principles applied on a consistent basis, and (b) payments actually made or amounts actually allocated during such period to reserves to make payments of a type described in clause (a) of this Section 1.9.

1.10 "Certificate" means the certificate of limited partnership executed and filed by the Partners in accordance with the terms of Section 2.1 hereof, as amended from time to time.

1.11 [Intentionally Omitted]

1.12 "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision of succeeding law).

1.13 "Consent" means the prior written consent or approval of a Person to do the act or thing for which the consent or approval is solicited, or the act of granting such consent or

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approval as the context may require. Where Consent of the General Partner is required pursuant to this Agreement, if there is more than one General Partner, Consent of the General Partner shall be deemed to have been obtained only if the Consent of each General Partner shall have been obtained. Where Consent of the Limited Partners is required pursuant to this Agreement, if there is more than one Limited Partner, Consent of the Limited Partners shall be deemed to have been obtained only if the Consent of each Limited Partner shall have been obtained.

1.14 "Control" (and, with correlative meaning, "under Common Control with" and "Controlled by") means, with respect to any Person, the possession, directly or indirectly, of the power to direct and cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.15 "Covol" means Covol Technologies, Inc., a Delaware corporation.

1.16 [Intentionally Omitted]

1.17 "Debt Service" means principal, interest and other amounts, of every kind, paid or payable on or in connection with the outstanding indebtedness of the Partnership.

1.18 "Depreciation" means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

1.19 "Environmental Law" means all Federal, state and local laws regulating Hazardous Materials, the environmental condition of air, water or real property, pollution, contamination or cleanup, as in effect on the date of this Agreement, including without limitation all of the following Federal laws, and their implementing regulations, as well as any amendments to such laws, and all State and local laws and ordinances which regulate the same subject matter: (a) the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 USC 9601 et seq.; (b) the Solid Waste Disposal Act, 42 USC 6901 et seq., including the Resource Conservation and Recovery Act (RCRA) and the laws governing Underground Storage Tanks; (c) the Toxic Substances Control Act (TSCA), 15 USC 2601 et seq., including those provisions governing use and disposal of Polychlorinated Biphenyls (PCBs); (d) the Hazardous Materials Transportation Act (HMTA), 49 USC 1801 et. seq.; (e) the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA), 7 USC 136 et seq.; (f) those portions of the Clean Air Act governing toxic air emissions, 42 USC 7401 et seq.; (g) those portions of the Clean Water Act governing toxic water pollutants and oil spills, 33 USC 1251 et seq.; (h) the Emergency Planning and Community Right-to-know Act (EPCRA, SARA Title III), 42 USC 11001 et seq.; (i) those portions of the Occupational Safety and Health Act (OSHA) governing worker safety with respect to hazards from chemical substances and/or work related hazards, including requirements for Material Safety Data Sheets, 29 USC 651 et. seq.; and (j) the Safe Drinking Water Act.

1.20 "**Event of Retirement**" means the occurrence of any of the following events: (i) the termination of (for any reason) or expiration of the O & M Agreement, (ii) the General Partner shall be adjudged bankrupt, (iii) the General Partner shall enter into a general assignment for the benefit of its creditors, (iv) the General Partner shall have a receiver appointed to administer its Interest, (v) the General Partner shall be the subject of a voluntary petition in bankruptcy or shall be the subject of an involuntary petition in bankruptcy that is not dismissed or vacated within 30 days of filing, (vi) the General Partner shall apply to any court for protection from its creditors, (vii) the General Partner shall liquidate and dissolve or shall be dissolved by administrative or judicial action, or (viii) the General Partner shall have its Interest seized by a judgment creditor.

1.21 "**Expansion**" means the second production line for the production of Briquettes to be built in the same building in which the Facility is located pursuant to the Centerline Engineering Construction Agreement entered into on December 26, 1996, which is reasonably expected to produce 360,000 tons of Briquettes annually over and above the quantity of Briquettes to be produced by the Facility, and is expected to be capable of maintaining such capacity through December 31, 2007.

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1.22 [Intentionally Omitted]

1.23 [Intentionally Omitted]

1.24 "Expansion Agreement" means that certain Expansion Agreement to be entered into by and between Covol and the Partnership.

1.25 "Facility" means a production line for the production of Briquettes located in Carbon County, Utah which is to be acquired by the Partnership pursuant to the terms of the Facility Purchase Agreement.

1.26 [Intentionally Omitted]

1.27 [Intentionally Omitted]

1.28 "Facility Purchase Agreement" means that certain Utah Project Purchase Agreement dated March 7, 1997 by and between US1 and Covol, as the sellers, and the Partnership, as the purchaser.

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1.29 "Forced Retirement" means the General Partner's involuntary retirement and withdrawal from the Partnership and forfeiture of its Interest to the Partnership in accordance with the provisions of Section 7.1 below.

1.30 "General Partner" means (i) Covol, and/or (ii) any Person who shall have been admitted to the Partnership as an additional and/or substituted general partner pursuant to the terms of Section 7.1 below. Such term shall refer to each such Person solely with respect to the period during which such Person is a general partner in the Partnership. If there is more than one General Partner, any action by the General Partner shall require the Consent of all of the General Partners.

1.31 "Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for Federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, as mutually determined by the contributing Partner and the General Partner in its Reasonable Discretion;

(b) The Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross fair market values as determined by the General Partner in its Reasonable Discretion, as of the following times: (i) the acquisition of an additional interest in the Partnership by any new or existing partner in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership Property other than money, unless all Partners receive simultaneous distributions of undivided interests in the distributed Property in proportion to their Interests in the Partnership; and (iii) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and

(c) The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and Section 4.1(h) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.31(c) to the extent the General Partner determines that an adjustment pursuant to Section 1.31(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.31(c).

(d) If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.31(a), 1.31(b) or 1.31(c) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

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1.32 "Hazardous Materials" means any (a) petroleum, (b) asbestos in any form, (c) urea formaldehyde foam insulation, (d) polychlorinated biphenyls, (e) radioactive materials, (f) radon gas, and (g) any chemical, material or substance defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous waste", "restricted hazardous waste", "toxic substances", "solid waste" or words of similar import under any applicable Environmental Laws as in effect as of the date of this Agreement.

1.33 "Indebtedness" means any direct or indirect, primary or secondary, liability, indebtedness, lease, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements, notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

1.34 "Interest" means the entire ownership interest (which may be expressed as a percentage) of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled pursuant to this Agreement and under the Act, together with all obligations of such Partner to comply with the terms and provisions of this Agreement and the Act. The Interest of each Partner is set forth on Exhibit A to this Agreement.

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1.34.1 "License Agreement" means that certain License and Binder Purchase Agreement dated March 7, 1997 by and among the Partnership, Covol and US1.

1.35 "Limited Partners" means (i) AJG, (ii) Square D, and/or (iii) any Person who shall have been admitted to the Partnership as additional and/or substituted limited partners pursuant to the terms of Section 7.2 below, but only in such Person's capacity as a limited partner of the Partnership. Such term shall refer to each such Person solely with respect to the period during which such Person is a limited partner in the Partnership.

1.36 "Major Capital Event" means any Partnership transaction not in the ordinary course of Partnership business, including, without limitation, sales of all or substantially all of the Partnership Property, condemnations, net recoveries of damage awards and insurance proceeds or the net proceeds (net of reserves established with the Consent of the General Partner in its Reasonable Discretion) from any borrowings.

1.37 "Material Adverse Change" means any material adverse change in the Partnership's business, assets, condition (financial or otherwise) or prospects. Without limiting the generality of the foregoing, any of the following events shall constitute a Material Adverse Change:

(a) The General Partner shall be in default of any of its obligations hereunder and such default shall remain uncured ten (10) business days following any Partner's delivery to the General Partner of written notice thereof; or

(b) The Partnership, Covol or US1 shall be in breach of any of its material obligations under any of the Transaction Documents, and such default shall remain uncured ten (10) business days following any Partner's delivery to the General Partner of written notice thereof; or

(c) In any calendar quarter, the Partnership shall fail to produce at least 50% of the tons of Briquettes projected to be produced by the Partnership in such calendar quarter as reflected on Exhibit B attached hereto; or

(d) There shall be any reasonable basis to believe that the Partnership shall be ineligible to claim credits under Section 29 of the Code with respect to any Briquettes produced and sold by the Partnership in accordance with its business plan as currently contemplated; or

(e) There shall be any reasonable basis to believe that the allocation among the Partners of the Partnership's credits under Section 29 of the Code as provided in Section 4.1(a) hereof will be adjusted or disregarded by the Internal Revenue Service in any material respect; or

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(f) The General Partner shall have failed to discharge its duties as the general partner of the Partnership in good faith and in a competent manner, as determined by the Limited Partners, or shall have breached any of its fiduciary duties as a general partner in the Partnership; or

(g) Any representation or warranty made by the General Partner in any of the Transaction Documents, or in any certificate, report, opinion, application, financial statement or other instrument furnished by the General Partner in connection with any of the Transaction Documents, shall be untrue, false or misleading in any material respect when made; or

(h) The General Partner or the Partnership shall breach or violate any law, rule, regulation, order or requirement, including without limitation any Treasury Regulation or Environmental Law, or shall otherwise cause or permit the Partnership to incur any environmental liability or other material liability, which violation or liability has had, or if not properly corrected may reasonably be expected to have, a material adverse effect on the Partnership or the Limited Partners; or

(i) The commencement of any foreclosure proceedings (or the exercise of any power of sale or other similar remedy) against any of the Partnership Property; or

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(j) The entry of any judgment against the Partnership or the General Partner, or the execution, attachment or other levy against any of the Partnership Property, if the same has not been paid, stayed on appeal, discharged, bonded over or dismissed within sixty (60) days after the same shall arise; or

(k) All or any portion of the Partnership Property shall be damaged or destroyed by fire or other casualty; or

(l) The General Partner shall have been indicted or charged with any felony.

1.38 "Net Ordinary Cash Flow" means, with respect to a particular fiscal year, all net profits and losses of the Partnership determined in accordance with generally accepted accounting principles for such fiscal year (except profits and losses arising from a Major Capital Event), and shall be determined by adjusting such net profits and losses as follows:

(a) Depreciation of buildings, improvements and personal property and amortization of intangible property shall not be considered a deduction.

(b) Amortization of any financing fees, organization costs, leasing fees, capitalized interest, start-up expenses or other capital-type items shall not be considered a deduction.

(c) Amortization or other payment of the principal of any mortgage or other loan or indebtedness shall be considered as deduction.

(d) Contributions to the "Fund" as such term is defined and as provided in the O & M Agreement, and a reasonable reserve, as determined by the General Partner in its Reasonable Discretion, shall be deducted to provide for working capital needs, funds for capital improvements or replacements and for any other contingencies of the Partnership. Interest on such reserves shall be credited to the reserve account.

(e) Amounts paid or credited into any reserve fund for replacements established by the General Partner in its Reasonable Discretion shall be considered as deductions.

(f) Any amounts paid by the Partnership for the acquisition of Partnership Property and for capital improvements and/or replacements shall be considered as a deduction, except to the extent the same are financed through Capital Contributions, mortgages on Partnership Property or any other Partnership obligations or loans, or reserves previously set aside by the Partnership for such purposes and which are approved by the General Partner in its Reasonable Discretion.

(g) Net Ordinary Cash Flow shall also be deemed to include any other funds determined by the General Partner in its Reasonable Discretion to be available for

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distribution as Net Ordinary Cash Flow, including amounts previously set aside as reserves where such reserves are determined by the General Partner in its Reasonable Discretion to be no longer reasonably necessary for the purpose for which such funds were set aside and including any recurring distributions received from Persons in which interests are held by the Partnership.

(h) Cash receipts, disbursements and Operating Expenses will not be artificially accelerated or delayed to reflect in a period other than that to which they properly relate.

1.39 "<u>Notice</u>" means written notice delivered or sent in accordance with the provisions of Section 9.10 below.

1.40 "<u>O & M Agreement</u>" means that certain Operation and Maintenance Agreement dated March 7, 1997 by and between the Partnership and Operator.

1.41 "<u>Operating Expenses</u>" means, with respect to any fiscal period, (a) except to the extent paid with cash withdrawn from reserves provided for in clause (b) of this Section 1.41, the amounts paid or payable in such period in connection with the operation of the Partnership's business, including, but not limited to, management fees, utility expenses, repairs and maintenance, taxes, insurance premiums, professional fees, technology licensing fees, inventory

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costs, labor expenses and general and administrative expenses, but excluding Capital Expenditures, (b) payments actually made or amounts actually allocated during such period to reserves to make payments of a type described in clause (a) of this Section 1.41, and (c) Debt Service.

1.42 "Operator" means (i) Covol, and/or (ii) any other Person which may be engaged by the Partnership from time to time to operate and manage the business of the Partnership as additional or substituted Operator. Such term shall refer to each such Person solely with respect to the period during which such Person shall be engaged by the Partnership to operate and manage the business of the Partnership.

1.43 "Partner" means any General Partner or Limited Partner of the Partnership.

1.44 "Partnership" means the limited partnership herein formed and known as Coaltech No. 1 L.P., as said Partnership may from time to time be constituted.

1.45 "Partner Minimum Gain" means the partner nonrecourse debt minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

1.46 "Partnership Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

1.47 "Partnership Property" means all real and personal property now owned or hereafter acquired by the Partnership and any improvements thereto, and shall include both tangible and intangible property.

1.48 "Person" means any individual, partnership, limited liability company, firm, corporation, trust, state or other entity.

1.49 "Private Letter Ruling" means collectively the Private Letter Rulings, No. 9549025 and No. 9701041, dated September 8, 1995 and October 4, 1996, respectively, issued by the Internal Revenue Service with respect to the applicability of Section 29 of the Code to Briquettes manufactured and sold to an independent third party in compliance with all other requirements of Section 29 of the Code.

1.50 "Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Partnership's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

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(a) Any income of the Partnership that is exempt from Federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be subtracted from such taxable income or loss;

(c) Gain or loss resulting from any disposition of Partnership Property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(d) In lieu of the depreciation, amortization, and the cost recovery deductions taken into account for such fiscal year or other period in computing such taxable income or loss, there shall be taken into account Depreciation, computed in accordance with Section 1.18; and

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(e) Notwithstanding any other provision of this Section 1.50, any items which are specially allocated pursuant to Section 4.1 hereof shall be taken, into account in computing Profits and Losses.

1.50.1 "**Promissory Note**" means that certain Non-Negotiable Non Recourse Promissory Note dated March 7, 1997 payable to Covol and US1 in the original principal amount of $3,500,000.

1.51 "**Reasonable Discretion**" means discretion exercised in a reasonable, diligent and good faith manner by the General Partner in accordance with the best interests of the Partnership, its fiduciary duties to the Partners, and the terms and conditions of this Agreement.

1.52 "**Repurchase Option Agreement**" means that certain Repurchase Option Agreement dated March 7, 1997 by and between Covol, US1 and the Partnership.

1.53 "**Square D**" means Square D Company, a Delaware corporation.

1.54 "**Sublease**" means that certain Sublease Agreement dated March 7, 1997 by and between Covol and the Partnership.

1.55 "Supply and Purchase Agreement" means that certain Supply and Purchase Agreement For the Supply of Coal Fines and the Purchase of Coal Product dated March 7, 1997 by and among Covol, US1 and the Partnership.

1.56 [Intentionally Omitted]

1.57 "Technology" means all of the technology necessary to produce extrusions and Briquettes which satisfy the chemical change conditions of the Private Letter Ruling in order to constitute qualified fuel pursuant to the terms of Section 29 of the Code.

1.58 "Technology Sublicense and Binder Supply Agreement" means that certain License and Binder Purchase Agreement dated March 7, 1997 by and among US1, Covol and the Partnership.

1.59 "Third Party Offer" shall be as defined in Section 7.3.

1.60 "Transaction Documents" means this Agreement, the Abandonment Option Agreement, the Supply and Purchase Agreement, the Expansion Agreement, the Facility Purchase Agreement, the O & M Agreement, the Promissory Note, the Repurchase Option Agreement, the Sublease, the Technology Sublicense and Binder Supply Agreement and the Security Agreement dated March 7, 1997 by and between Covol and the Partnership.

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1.61 "Treasury Regulations" shall mean the Federal Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including without limitation corresponding provisions of any succeeding regulations).

1.62 "US1" means Utah Synfuel #1, Ltd., a Delaware limited partnership.

SECTION 2

THE PARTNERSHIP

2.1 **Formation and Name.**

(a) The undersigned parties do hereby form a limited partnership under the name "COALTECH NO. 1 L.P." pursuant to the provisions of the Act.

(b) On or before the execution hereof, the Partners agree to execute and file the Certificate for record with the appropriate offices and counties in the State of Delaware, and in any other place which the law may prescribe, along with such other documents, if any, as may be required in connection with the formation of the Partnership.

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2.2 General and Limited Partners. The names and addresses of the General Partner and the Limited Partners of the Partnership, together with their respective Interests, are set forth in Exhibit A attached hereto.

2.3 Purpose. The purpose and business of the Partnership shall be (a) to acquire and own the Facility and the Expansion, (b) to obtain and utilize the license of the technology under the Technology Sublicense and Binder Supply Agreement, as amended pursuant to the Expansion Agreement, (c) to operate the Facility and the Expansion for the production and sale of Briquettes, and (d) to carry on all activities incidental or related to the foregoing. The Partnership shall engage in no other business without the Consent of all of the Partners.

2.4 Principal Office and Place of Business. The principal office and place of business of the Partnership shall be the principal office of the General Partner or such other address as the General Partner directs. The Partnership may have such additional offices as the General Partner deems advisable. The resident agent of the Partnership shall be such agent designated by the General Partner from time to time in accordance with applicable law.

2.5 Title to Partnership Property. Legal title to the Partnership Property shall be taken and at all times held in the name of the Partnership.

SECTION 3

CONTRIBUTIONS BY THE PARTNERS

3.1 Initial Capital of the Partnership. The initial Capital Contribution of each Partner shall be the amount of cash listed next to each Partner's name on Exhibit A attached hereto.

3.2 Additional Capital Contributions.

(a) The Limited Partners, severally (and not jointly) in proportion to their respective Interests and subject in all cases to the condition that no Material Adverse Change shall have occurred and to the satisfaction of the conditions set forth in Section 3.2(d) below, shall make the following additional Capital Contributions to the Partnership in respect of the Facility:

(i) Immediately upon the General Partner's delivery to the Limited Partners of a written certificate certifying that the conditions set forth in Section 3.2(d) below have been satisfied, the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $1,100,000.

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(ii) The Limited Partners, severally (and not jointly) shall collectively make additional Capital Contributions to the Partnership within thirty (30) days following each request therefor from the General Partner acting in its Reasonable Discretion, including, without limitation, for the purpose of funding the Partnership's obligations under the O & M Agreement and under the Promissory Note, and the Partnership's "Earned License Fee" obligations under the License Agreement, provided that the timing and aggregate amount of such requests shall not exceed the amounts and frequency necessary to permit the Partnership to make solely those expenditures expressly anticipated.

(iii) Immediately upon the General Partner's delivery to the Limited Partners of a written certificate certifying that the License Agreement has been fully executed and that the Partnership is accordingly obligated to pay to Covol and US1 the Closing Fee (as such term is defined in the License Agreement), the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $1,400,000.

(iv) Immediately upon the General Partner's delivery to the Limited Partner of a written certificate certifying that the Partnership is obligated to pay any fee arising from the Partnership's obligations under that certain Letter Agreement dated March 7, 1997 between the Partnership and Geocapital, Inc. (the "Geocapital Agreement"), which certificate shall specify the amount of such

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fee, the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of such fee. Further, at the time any such additional Capital Contribution shall be due pursuant to this Section 3.2(a)(iv), AJG (whether or not then a Limited Partner) shall be reimbursed by the Partnership for the amount of the "Legal Fee Offset" (as such term is defined in the Geocapital Agreement) against the fee due under the Geocapital Agreement that has given rise to such request for additional Capital Contribution, which reimbursement amount, the Partners acknowledge and agree, has been incurred by AJG on behalf and for the benefit of the Partnership.

(b) The Limited Partners, severally (and not jointly) in proportion to their respective Interests and subject in all cases to the condition that no Material Adverse Change shall have occurred, shall collectively make the following additional Capital Contributions to the Partnership in respect of the Expansion:

(i) If (1) construction of the Expansion shall have been completed, (2) the Partnership shall have obtained all necessary permits and licenses for the construction and operation of the Expansion, (3) the Expansion shall have been "placed in service" for purposes of Section 29 of the Code before July 1, 1997 pursuant to a binding written contract in effect before January 1, 1997, and (4) Briquette production and sale from the Facility shall have reached 20,000 tons in any thirty (30) day period, then within thirty (30) days following the General

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Partner's delivery to the Limited Partners of a written certificate thereof the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $500,000; and

(ii) If Briquette production and sale from the Expansion shall have reached 5,000 tons in any thirty (30) day period, then within thirty (30) days following the General Partner's delivery to the Limited Partners of a written certificate thereof the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $500,000; and

(iii) If the cumulative Briquette production and sale from the Expansion shall have reached 20,000 tons, then within thirty (30) days following the General Partner's delivery to the Limited Partners of a written certificate thereof the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $500,000; and

(iv) If the cumulative Briquette production and sale from the Expansion shall have reached 40,000 tons, then within thirty (30) days following the General Partner's delivery to the Limited Partners of a written certificate thereof the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $500,000; and

(v) If the cumulative Briquette production and sale from the Expansion shall have reached 60,000 tons, then (1) within thirty (30) days following the General Partner's delivery to the Limited Partners of a written certificate thereof the Limited Partners shall collectively make an additional Capital Contribution to the Partnership in the amount of $500,000, and (2) the Limited Partners shall collectively make additional Capital Contributions to the Partnership within thirty (30) days following each request therefor from the General Partner acting in its Reasonable Discretion, provided that the timing and aggregate amount of such requests shall not exceed the amounts and frequency necessary to permit the Partnership to make solely those expenditures expressly anticipated.

(c) Except for the express obligations of the Limited Partners set forth in Sections 3.2(a) and 3.2(b) above, the General Partner shall make such additional Capital Contributions as may be necessary.

(d) The Limited Partners' obligations to make additional Capital Contributions pursuant to the terms of Section 3.2(a)(i) above shall, in addition to the satisfaction of the conditions specified above, be subject to the occurrence of the Production Goal Date as such term is defined in the License Agreement.

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(e) No provision in this Section 3.2 shall be construed to be for the benefit of any third party (including without limitation any creditor of the Partnership) and no such third party shall be entitled to enforce any such provision.

3.3 Limitation on Withdrawal of Capital. Except as expressly provided in this Agreement, no Partner (a) shall be required at any time to make any contributions to the Partnership, (b) shall have the right to withdraw or receive any return on its contributions or claim to any Partnership capital prior to termination of the Partnership pursuant to Section VIII hereof, (c) shall have any right to demand and receive property other than cash in return for its contributions, or (d) shall be liable to any other Partner for the return of such Partner's contributions to the Partnership, or any portion thereof, it being expressly understood that such return shall be made solely from Partnership assets.

SECTION 4

PROFIT AND LOSSES; DISTRIBUTIONS

4.1 Allocations of Profits and Losses.

(a) General. Except as otherwise provided herein, all Profits, Losses, deductions, credits and allowances of the Partnership, including without limitation all credits available to the Partnership pursuant to the terms of Section 29 of the Code, shall be allocated among the Partners in proportion to their respective Interests.

(b) Special Allocations: Items in the Nature of Income or Gain. In the event any Partners unexpectedly receive any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) which adjustments, allocations, or distributions create or increase a deficit balance in that Partner's Capital Account, then items of Partnership income and gain shall be specially allocated to each Partner in an amount and manner sufficient to eliminate, to the extent required by such regulations, the deficit balance in the Capital Account of such Partner created by such adjustments, allocations, or distributions (to the extent such deficit balances exceed each Partner's shares of Partnership Minimum Gain and Partner Minimum Gain) as quickly as possible. Any special allocations of items of income or gain pursuant to Section 4.1(b), (e), (f) and (g) hereof shall be taken into account in computing subsequent allocations of Profits and Losses pursuant to this Section IV, so that the net amount of any items so allocated and the Profits, Losses and all other items allocated to each Partner pursuant to this Section IV shall, to the extent possible, be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Section IV if such unexpected adjustments, allocations or distributions had not occurred.

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(c) Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deductions with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.31 hereof.) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to Section 1.31 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such assets for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. Any election or other decision relating to such allocations shall be made by the General Partner in its Reasonable Discretion. Allocations pursuant to this Section 4.1(c) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

(d) Deficit Limited to Share of Minimum Gain. At no time shall allocations of Loss (or items thereof) be made to a Partner if such allocations would cause the deficit Capital Account balance of a Partner to exceed the amount of deficit that such Partner

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is required to restore in his Capital Account upon the liquidation of the Partnership. For purposes of this Section 4.1(d), a Partner's Capital Account balance shall be determined as follows:

(i) By treating a Partner's shares of Partnership Minimum Gain and Partner Minimum Gain as amounts that such Partner is obligated to restore to the Partnership upon the liquidation of the Partnership pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and

(ii) By taking into account the adjustments required in order to comply with the alternate test of economic effect as set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

(e) __Minimum Gain Chargeback__. Notwithstanding any other provision of this Section IV, in the event there is a net decrease in Partnership Minimum Gain during any taxable year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be

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determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-(j)(2)(i). This Section 4.1(e) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f)(2) and shall be interpreted consistently therewith, including the exceptions to the minimum gain chargeback requirement set forth in Treasury Regulations Section 1.704-2(f)(2) and (3). If the General Partner concludes, after consultation with tax counsel, that the Partnership meets the requirements for a waiver of the minimum gain chargeback requirement set forth in Treasury Regulations Section 1.704-2(f)(4), then the General Partner shall take all steps reasonably necessary to or appropriate in order to obtain such waiver.

(f) <u>Partner Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Section IV, in the event there is a net decrease in Partner Minimum Gain during any taxable year, each Partner who has a share of such Partner Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Minimum Gain. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii). This Section 4.1(f) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith,

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including the exceptions set forth in Treasury Regulations Section 1.704-2(f)(2) and (3) to the extent that such exceptions apply to Treasury Regulations Section 1.704-2(i)(4). If the General Partner concludes, after consultation with tax counsel, that the Partnership meets the requirements for a waiver of the Partner Minimum Gain chargeback requirement set forth in Treasury Regulations Section 1.704-2(f)(4), but only to the extent that such exceptions apply to Treasury Regulations Section 1.7042(i)(4), then the General Partner shall take all steps necessary or appropriate in order to obtain such waiver.

(g) Treatment of Adjustment. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to the aforesaid Section of the Treasury Regulations.

(h) Partner Nonrecourse Deductions. Any deductions or losses attributable to an increase in Partner Minimum Gain during the tax year (plus any increase in Partner

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Minimum Gain for a prior tax year which has not previously generated a deduction under this Section 4.1(h)) shall be allocated to the Partner who bears the economic risk of loss with respect to the liability to which such deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

4.2 Allocations of Profits and Loss upon Major Capital Event.

(a) Notwithstanding the provisions of Section 4.1 above, any gain or loss recognized on the sale or other disposition of all or substantially all of the Partnership assets shall be allocated among all of the Partners, taking into account the impact on such Partners' Capital Accounts of distributions under Section 4.4 below, as follows:

(i) as to Profits: (A) first, an amount of Profits equal to the aggregate negative balances (if any) in the Capital Accounts having negative Capital Account balances shall be allocated to such Partners in proportion to their negative Capital Account balances until such Capital Accounts shall have a zero balance; and (B) then, any remaining Profits shall be allocated to the Partners in the same proportion that they would receive cash and/or property from a Major Capital Event as provided in Section 4.4.

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(ii) as to Losses: (A) first, an amount of Losses equal to the aggregate positive balances (if any) in the Capital Accounts of all Partners having positive Capital Account balances shall be allocated to such Partners in proportion to their positive Capital Account balances until such Capital Accounts shall have a zero balance; and (B) then, the balance of any Losses shall be allocated among the Partners in proportion to their respective Interests.

(b) **Subsequent Distribution Rule**. For purposes of computing the sum of the negative Capital Account balances in connection with any allocation of Profits, if any assets (including cash) are held by the Partnership at the end of the Partnership accounting year and there is a reasonable expectation that such assets will be distributed to the Partners (other than pursuant to a distribution in liquidation under Section VIII hereof) prior to a corresponding increase in such Partner's Capital Accounts, such assets shall be treated as having been distributed to such Partners on the last day of such taxable year.

4.3 **Distribution of Net Ordinary Cash Flow**. Within twenty (20) days subsequent to the end of each calendar quarter occurring after the date hereof, the Net Ordinary Cash Flow shall be distributed to the Partners, pro rata, according to their respective Interests.

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4.4 Distribution Upon Major Capital Event. Net Proceeds derived from or in connection with a Major Capital Event of the Partnership shall be distributed as follows:

First: To pay all outstanding debts of the Partnership.

Second: To establish such reserves as the General Partner deems to be necessary or appropriate in its Reasonable Discretion.

Third: To the Partners, pro rata, in the amount of their respective aggregate Capital Contributions to the extent the same have not been previously paid back to said Partners.

Fourth: To the Partners, pro rata, according to their respective Interests.

4.5 Capital Accounts.

(a) It is the intent of the Partners that each Partner's tax allocations of income, gain, loss deduction or credit (or any item thereof) shall be determined and allocated in accordance with this Section IV to the fullest extent permitted by Section 704(b) of the Code and the Regulations. In order to preserve and protect the determinations and allocations provided for in this Section IV, the General Partner is authorized and directed to allocate income, gain, loss, deduction or credit (or any item thereof) arising in any year differently than otherwise provided for in this Section IV to the extent that allocating income, gain, loss, deduction or credit (or any item thereof) in the manner provided for in this Section IV would cause the determinations and allocations of the Partner's tax allocations of income, gain, loss, deduction or credit (or any item thereof) not to be permitted by Section 704(b) of the Code and Regulations. Any allocations made pursuant to this Section shall be deemed to be a complete substitution for any allocation otherwise provided for in this Section IV, and no amendment of this Agreement or Consent of any Partner shall be required in connection therewith.

(b) In making any allocation under this Section 4.5 (the "new allocation"), the General Partner is authorized to act only after having been advised by legal counsel to the Partnership that under Section 704(b) of the Code and the Regulations thereunder, (i) the new allocation is necessary, (ii) the new allocation is the minimum modification of the allocations otherwise provided for in this Section IV necessary in order to attempt to assure that, either in the then current year or in any preceding year, each Partner's distributive share of income, gain, loss, deduction or credit (or any item thereof is determined and allocated in accordance with this Section IV to the fullest extent permitted by Section 704(b) of the Code and the Regulations, and (iii) the allocation is consistent with the manner in which the Partners intend to share the income, gain loss, deduction or credit (or any item thereof).

(c) If the General Partner is required by this Section 4.5 to make any new allocation in a manner less favorable to the Partners than is otherwise provided for in this Section IV, the General Partner is authorized and directed, insofar as advised by legal counsel to the Partnership that it is permitted by Section 704(b) of the Code, to allocate income, gain, loss, deduction or credit (or any item thereof) to the Partners as nearly as possible to the allocations thereof otherwise contemplated by this Section IV.

SECTION 5

MANAGEMENT; LEGAL TITLE TO PARTNERSHIP PROPERTY

5.1 Designation of the General Partner. The initial General Partner shall be Covol, which shall serve as General Partner until its resignation or removal pursuant to the terms of Section 7.1 below. Any other Person may become an additional or substitute General Partner with the Consent of all of the Partners or pursuant to the terms of Section 7.1 below.

5.2 Management Authority.

(a) Except as otherwise expressly provided herein or in the Act, management decisions of the Partnership shall be made solely by the General Partner, who shall be solely responsible for the conduct of its business subject to the provisions of this

Agreement and applicable law. The General Partner shall have all of the rights, powers, duties and obligations of a general partner as provided in the Act, and as otherwise provided by law, and any action taken by the General Partner which is not in violation of this Agreement, the Act and other applicable law shall constitute the act of and serve to bind the Partnership. The General Partner may employ third parties to perform services on behalf of the Partnership. The General Partner shall not have any right to receive any compensation for its performance of services as the General Partner of the Partnership, but nothing contained herein shall preclude Covol or any of its Affiliates from receiving compensation in its capacity as the Operator pursuant to the O & M Agreement.

(b) The General Partner's management of the Partnership and conduct of its business, whether directly or indirectly by means of an Operator, shall be subject to all of the following restrictions and obligations:

(i) The General Partner shall carry out the purpose, business and objectives of the Partnership set forth herein, and shall devote such time and effort to the furtherance thereof as is necessary or appropriate to manage the business and affairs of the Partnership and protect the interests of the Partnership and its Partners, including without limitation such of the General Partner's time and effort as may be necessary or appropriate to: (1) ensure that the Facility and the Expansion are being properly maintained and that necessary repairs are being made thereto; (2) prepare or cause to be prepared all reports of operations which are to be furnished to the Partners or which are required by any governmental authority; (3) cause the Partnership to maintain its status as a limited partnership under the laws of the States of Delaware and Utah; (4) cause the Partnership to obtain and to maintain in effect at all times insurance coverage with respect to the Partnership and the Partnership Property against such risks, in such amounts and with such insurance carriers as is customary and prudent for businesses of similar size, type, location and operation, but in no event less than the coverages and limits set forth in Exhibit C attached hereto; (5) comply with all the terms and conditions of the Transaction Documents; (6) zealously enforce all of the Partnership's rights under the Transaction Documents and under all other contracts entered into by the Partnership, (7) promptly exercise the Partnership's option rights under the Abandonment Option Agreement if requested to do so in a written notice signed by all of the Limited Partners, (8) promptly exercise the Partnership's termination rights under any one or more of the Transaction Documents if requested to do so in a written notice signed by all of the Limited Partners, (9) cause all contractors and subcontractors to obtain and maintain insurance coverage against insurable risks created by the activities of the contractor on behalf of the Partnership or at the Facility or the Expansion, and (10) in the event of the Partnership's dissolution, cause the business of the Partnership to be wound up and the Partnership terminated in accordance with the Act and the provisions of this Agreement.

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(ii) The General Partner shall cause the Partnership to comply with all requirements of the Code so that (1) the Briquettes shall satisfy the chemical change conditions of the Private Letter Ruling in order to constitute "qualified fuels" pursuant to Section 29(c) of the Code, and (2) the Partnership shall sell the Briquettes to third parties such that the Partnership shall be entitled to receive federal income tax credits under Section 29 of the Code with respect thereto. Without limiting the generality of the foregoing, the Partnership shall take all steps necessary to continue and maintain the Partnership's qualification for such federal income tax credits and to permit the allocation of such credits to the Partners in accordance with the terms hereof.

(iii) The General Partner shall at all times maintain a total market value (the aggregate of the market value of its outstanding common stock) of no less than Fifty Million Dollars ($50,000,000).

(iv) The General Partner shall take all steps necessary to continue and maintain the Partnership's status as a partnership for federal income tax purposes.

(v) The General Partner shall give the Limited Partners prompt written notice of any Material Adverse Change which may occur.

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(vi) The General Partner shall take all steps such that the Partnership shall (1) segregate the Partnership Property from the property of any other Person, (2) fairly and reasonably allocate overhead expenses relating to any property or services shared by the Partnership with any of its Affiliates, (3) maintain records and books of account separate from those of any other Person. (4) maintain financial statements in accordance with generally accepted accounting principles separate from those of any other Person, (5) pay its own liabilities from its own funds and pay the salaries of its own employees, (6) maintain an arms length relationship with its Affiliates, (7) use its own stationery, invoices and checks and hold itself out as an entity which is separate and distinct from any other Person, (8) conduct it own business in its own name, (9) maintain insurance separate from that of any other person, and (10) observe all formalities required by this Agreement, the Certificate and the Act.

(vii) Promptly upon the permanent cessation of production of Briquettes at the Facility, the General Partner, in accordance with applicable Environmental Law and at its own expense, shall take all steps necessary to remove from Partnership Property and dispose of all unused coal fines.

(c) The General Partner shall not have any authority to take any of the following actions on behalf of the Partnership without the Consent of the Limited Partners:

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(i) Incur any Indebtedness other than liabilities incurred in the ordinary course of business that constitute a portion of the Partnership's working capital;

(ii) Sell, convey, mortgage or encumber all or any material portion of the Partnership Property, except in connection with a liquidation of the Partnership's assets pursuant to the terms of Section 8.4 below;

(iii) Make any loan or advance to any Person, including without limitation the General Partner or any Affiliate of the General Partner (provided, however, that for purposes of this Section 5.2(c)(iii), accounts receivable arising in the ordinary course of the Partnership's business shall not be deemed to be advances or loans);

(iv) Amend any of the Transaction Documents or waive any provision of the Transaction Documents, if the effect of such amendment or waiver would be to eliminate, diminish or defer any obligation or undertaking of the Partnership, the General Partner or any of its Affiliates which accrues, directly or indirectly, to the benefit of, or provides additional security or protection to, the Limited Partners;

(v) Take any action that would cause a foreclosure upon any of the Partnership Property, or the filing of a petition with respect to the Partnership under any bankruptcy or insolvency law;

(vi) Dissolve or liquidate the Partnership or consolidate or merge the Partnership with or into any other Person;

(vii) Pledge any Partnership Property for the benefit of any other Person, cause the Partnership to guarantee or become obligated for the debts of any other Person, or cause the Partnership to hold out its credit as being available to satisfy the obligations of any other Person.

5.3 Indemnification. The Partnership shall indemnify, defend and hold the Partners and their respective directors, officers, employees and agents harmless from and against any loss, expense, damage or injury suffered or sustained by such Person in connection with the business of the Partnership (or paid or incurred while such Person was serving, at the request of the Partnership, as a director, officer, manager, partner, trustee, employee or agent of any other corporation, limited liability company, partnership, trust or other enterprise) to the fullest extent provided or permitted by the laws of the State of Delaware, except to the extent that such loss, expense, damage or injury shall have arisen in connection with such Person's willful misconduct, gross negligence, breach of any material provision hereof, or breach of any fiduciary obligation to the Partnership or to any of the Partners.

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SECTION 6

FISCAL YEAR, BOOKS AND RECORDS, BANK ACCOUNTS

6.1 Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

6.2 Books and Records.

(a) Full and accurate books with respect to the Partnership's business shall be kept and maintained at the Partnership's principal place of business showing all receipts and expenditures, assets and liabilities, profits, losses and distributions, and all other records necessary for recording the Partnership's business and affairs, all of which shall be retained for a period of seven (7) years, except insurance policies, which shall be retained permanently.

(b) The books of the Partnership shall be kept on the accrual method of accounting in accordance with generally accepted accounting principles and shall show at all times each and every item of the Partnership's income and expense.

(c) Each Partner shall have the right at all reasonable time and upon reasonable advance notice, during usual business hours, to audit, examine, and/or make copies of extracts from the books of account and insurance policies of the Partnership. Such right may be exercised through any agent, employee, or independent public accountant designated by such Partner. Each Partner shall bear all expenses incurred in any examination made for such Partner's account.

(d) The General Partner shall keep and maintain records respecting the production and sale of the Briquettes sufficient to support the Section 29 credits reported on the tax return of the Partnership for each year, and shall retain same for a period of seven (7) years.

(e) The General Partner shall promptly deliver to the Limited Partners a copy of any notice, report or financial statement delivered to the Partnership or the General Partner pursuant to the O & M Agreement.

6.3 Bank Accounts. The funds of the Partnership shall be deposited in such bank account or accounts as the General Partner in its Reasonable Discretion determines are required, and the General Partner shall arrange for the appropriate conduct of such accounts.

6.4 Partnership Meetings. At any time and from time to time, any Partner may require that the General Partner convene a meeting of the Partners by delivery of a written request therefor to the General Partner. Upon receipt of any such written request, a General

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Partner shall promptly select a place and time for such meeting that is reasonably convenient to all Partners, after consultation with each Partner, but in no event shall such meeting be less than ten (10) days nor more than thirty (30) days following the General Partner's receipt of such request. At any such meeting, the General Partner shall render a report setting forth, in appropriate detail, the Partnership's financial and operational results for all appropriate periods, and shall respond to such questions as may be raised at such meeting.

6.5 Tax Returns and Financial Statements. Tax returns and the annual financial statements of the Partnership shall be prepared no later than March 31 of each year for the preceding year by a "Big Six" certified public accounting firm selected by the General Partner in its Reasonable Discretion. Unaudited financial statements for each of the first three quarters of each year shall be prepared within forty-five (45) days following the end of each such quarter.

6.6 Tax Matters Partner. Pursuant to Section 6231 of the Code, the General Partner is herein designated as the Tax Matters Partner of the Partnership. The Tax Matters Partner shall cause the Partnership to elect at all times to be treated as a partnership for federal income tax purposes, and shall, within five days of receive thereof, forward to each Partner a photocopy of any notices relating to the Partnership receipt from the Internal Revenue Service. Any accountants and lawyers retained by the Partnership in connection with any Internal Revenue Service audit of the Partnership shall be selected by the General Partner in its Reasonable Discretion with the approval of all of the Limited Partners.

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SECTION 7

WITHDRAWAL AND TRANSFERS OF INTERESTS

7.1 Withdrawals and Transfers by the General Partner.

(a) Except as otherwise expressly provided herein, the General Partner shall not withdraw or retire from the Partnership or sell, assign, transfer or mortgage, hypothecate or otherwise encumber or permit or suffer any encumbrance of all or any part of its Interest in the Partnership without the Consent of all of the Partners. Notwithstanding the foregoing, Covol shall be permitted to assign its Interest in the Partnership without the Consent of the Partners to any entity that is controlled by Covol, at least eighty percent (80%) of each class of the outstanding securities of which are owned directly or indirectly by Covol; provided, however, that such assignee meets the market value requirement set forth in Section 5.2(b)(iii) of this Agreement, and provided further that any assignment hereunder shall not release or discharge Covol of or from any liability, whether past, present or future, under this Agreement, and Covol shall continue to be fully liable hereunder.

(b) If an Event of Retirement shall occur with respect to the General Partner, then the General Partner shall be deemed to have retired and withdrawn from its position

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as a general partner of the Partnership, effective as of the occurrence of such Event of Retirement. If a Material Adverse Change shall have occurred, then any Limited Partner, acting with the Consent of the Limited Partners, shall have the right to effect a Forced Retirement of the General Partner. Such Forced Retirement shall be effective upon delivery to the General Partner of written notice thereof. If the General Partner shall withdraw from the Partnership, whether as a result of an Event of Retirement, a Forced Retirement, or otherwise, it shall be deemed to have forfeited its Interest to the Partnership.

(c) If the General Partner shall withdraw from the Partnership and there shall not then be another general partner of the Partnership, then any Limited Partner shall have the right, acting within ninety (90) days thereafter and with the Consent of the Limited Partners, to appoint one or more Persons as a replacement General Partner, subject however to the condition that such Persons shall have executed a written agreement to be bound by all of the terms of this Agreement. In such event, the Limited Partners, acting with the Consent of the Limited Partners shall create for such replacement General Partner such Interest as the Limited Partners may unanimously agree upon.

(d) In the event of the timely appointment of a replacement General Partner pursuant to this Section 7.1, the relationship of the Partners shall be governed by the provisions of this Agreement, the Partnership shall be continued, and the replacement

General Partner shall have all of the management rights, duties, responsibilities, authority and powers granted to the General Partner herein. If the Limited Partners fail to select a replacement General Partner within ninety (90) days following the retirement of the General Partner, then the Partnership shall dissolve and terminate.

7.2 Withdrawals and Transfers by Limited Partners.

(a) No Limited Partner shall have the right to withdraw, retire or resign from the Partnership.

(b) Any Limited Partner shall have the right to assign all or any portion of its interest in the Partnership to any Person. No assignee of any such limited partnership Interest in the Partnership shall be admitted as a substituted or additional Limited Partner without the Consent of the General Partner. Any such assignee may submit to the General Partner a request for such Consent, and upon receipt of such Consent such assignee shall be admitted as a substituted or additional Limited Partner. Such Consent of the General Partner shall not be unreasonably withheld or delayed, and in any event the General Partner shall be obligated to grant such Consent if such assignee is either (i) an Affiliate of AJG, or (ii) an Affiliate of Square D. Notwithstanding the foregoing, except with Square D's written approval, so long as Square D shall have at least a 10% Interest in the Partnership, AJG, or an Affiliate of AJG, shall maintain at least a five percent (5%) Interest in the Partnership. Further, notwithstanding the foregoing, the

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admission of any Person as a substituted or additional Limited Partner shall be conditioned upon such Person's execution and delivery to the General Partner of a written agreement to be bound by all of the terms and conditions of this Agreement and upon such Person's payment of all reasonable fees and other costs, such as filing or recording charges, incurred by the Partnership in connection with the admission of such Person to the Partnership.

(c) Any Person which acquires all or any portion of a Limited Partner's interest in the Partnership in any manner whatsoever, regardless of whether such Person shall have accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed to have made the Capital Contributions made by such Person's predecessor in interest, and shall be deemed to have succeeded to and accepted all of the rights, allocations, distributions and obligations under this Agreement to which such predecessor was entitled or bound.

(d) Any Person acquiring all or any portion of any Limited Partner's interest in the Partnership shall have only such rights and shall be subject to such obligations as are conferred or imposed on the Limited Partners by this Agreement. Without limiting the generality of the foregoing, and except as otherwise set forth herein, no such Person shall have any right to have the value of his, her or its interest in the Partnership appraised or to receive the value of such interest.

(e) No Limited Partner shall have the right to sell or otherwise dispose of its interest in the Partnership, or any portion thereof, if, in the opinion of counsel for the Partnership, such disposition or transfer would cause or be likely to cause the remaining Limited Partners to recognize taxable income or gain as a consequence of such disposition or transfer.

(f) No Limited Partner shall have the right to sell or otherwise dispose of its interest in the Partnership, or any portion thereof, unless, in the opinion of counsel for the Partnership, such sale or other disposition may be made without the necessity of registering such interest under the Securities Act of 1933 or any applicable state securities law.

(g) Each Limited Partner, before making any sale or other disposition requiring an opinion of counsel pursuant to Section 7.2(e) or Section 7.2(f) above, shall give written notice of such proposed transfer to the General Partner describing the terms and conditions thereof. The General Partner shall submit such notice to counsel for the Partnership with a request for an opinion as to the effect of such proposed transfer under Section 7.2(e) or Section 7.2(f) above not later than twenty (20) days after receipt of such notice by the General Partner.

(h) Each Limited Partner desiring to make any sale or other disposition of its Interest in the Partnership shall reimburse the Partnership for reasonable all costs and expenses incurred by the Partnership in connection therewith, including without limitation, legal fees incurred by the Partnership in obtaining the opinions referred to in Section 7.2(e) or Section 7.2(f) above.

7.3 Right of First Refusal. Except for a transfer to its Affiliate, no Limited Partner may sell or otherwise dispose of its Interest (or any portion thereof) in the Partnership unless it shall first obtain from the prospective purchaser of its Interest (or the applicable portion thereof) a bona fide, written offer setting forth in sufficient detail the terms on which such prospective purchaser is willing to purchase the applicable Interests which are to be sold ("Third Party Offer") which Third Party Offer shall as soon as practical thereafter be delivered to each of the other Limited Partners. The delivery of the Third Party Offer shall constitute an offer to each of the other Limited Partners by the selling Limited Partner to sell the applicable Interests on the same terms as provided in the Third Party Offer. The other Limited Partners shall have fifteen (15) days to accept the offer by the giving of written notice thereof to the selling Limited Partner; provided, however, an acceptance of the offer shall only be effective if it is for all of the Interests set forth in the Third Party Offer. If there shall be more than one non-selling Limited Partner they shall have the right to acquire the offered Interests in proportion to their respective Interest in the Partnership or as they shall otherwise agree. If the non-selling Limited Partners shall not accept the offer within such fifteen (15) day period, the selling Limited Partner may, subject to the other provision of this Section 7, consummate the sale of the Interest on the terms specified in the Third Party Offer.

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SECTION 8

TERM, DISSOLUTION AND TERMINATION

8.1 Term. The Partnership shall be in effect until December 31, 2015, unless sooner dissolved and liquidated in accordance with the provisions hereof. All provisions of this Agreement relating to the dissolution and liquidation shall be cumulative; that is, the exercise or use of one of the provisions hereof shall not preclude the exercise or use of any other provisions.

8.2 Dissolution In Certain Events. The Partnership shall be dissolved (i) pursuant to the provisions of Section 7.1 above, or (ii) upon the occurrence of any event which would cause such dissolution under the laws of the State of Delaware.

8.3 Dissolution At End Of Term Or Upon Sale. The Partnership shall also dissolve upon the occurrence of any of the following events:

(a) The term of the Partnership shall have expired, and not all of the Partners are willing to extend the term.

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(b) The sale or other disposition (through condemnation or otherwise) of all or substantially all of the Partnership Property, and not all of the Partners are willing to continue the Partnership.

8.4 Procedures Upon Dissolution.

(a) Upon dissolution of the Partnership, the Partnership shall be terminated and the General Partner, or if there is no remaining General Partner then Limited Partners owning a majority of the total Limited Partners' Interests in the Partnership, shall liquidate the assets of the Partnership. The proceeds of liquidation shall be applied and distributed in the following order of priority:

(i) First, to the payment of the debts and liabilities of the Partnership (other than any loans or advances that may have been made by any of the Partners to the Partnership) and the expenses of liquidation;

(ii) Second, to the creation of any reserves which the liquidating Partner or Partners deem reasonably necessary for the payment of any contingent or unforeseen liabilities or obligations of the Partnership or of any General Partner arising out of or in connection with the business and operation of the Partnership;

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(iii) Third, to the payment of any loans or advances that may have been made by any of the Partners to the Partnership; and

(iv) Thereafter, to the Partners in the manner set forth in Section 4.4, Fourth hereof; provided, however, that for distributions pursuant to a plan of liquidation, distributions shall be made pursuant to Section 4.4, Fourth hereof to Partners who have positive Capital Account balances, as determined after taking into account all Capital Account adjustments for the Partnership taxable year during which such liquidation occurs in compliance with Treasury Regulations Section 1.704-1(b)(2)(ii)(b)(2) in proportion to such positive balances.

(b) A reasonable time shall be allowed for the orderly liquidation of the assets of the Partnership and the discharge of liabilities. During the period beginning with the dissolution of the Partnership and ending with its liquidation and termination of this Agreement pursuant to this Section 8.4, the business affairs of the Partnership shall be conducted by the General Partner, or if there is no remaining General Partner then by the Limited Partners holding a majority of the Interests in the Partnership held by all Limited Partners. During such period, the business and affairs of the Partnership shall be conducted so as to preserve the assets of the Partnership and maintain the status thereof which existed immediately prior to such termination.

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SECTION 9

MISCELLANEOUS

9.1 No Agency Created. Nothing herein contained shall be construed to constitute any Partner the agent of another Partner, except as provided herein. Any Partner may engage in or possess any interest in any other business or real estate venture of every nature and description, independently or with others, including but not limited to, the ownership, financing, leasing, operation, management syndication, brokerage and development of real property; and neither the Partnership nor the Partners shall have any rights in and to said independent ventures or the income or profits derived therefrom.

9.2 Approvals. All approvals (or Consents) permitted or required to be given under this Agreement shall be reasonably given and not unreasonably delayed or withheld. In the event that a Partner having a right of approval takes no action within a reasonable time (or, if a time is specified in this Agreement, then within such specified time) subsequent to receipt of the documents or agreements subject to said approval (or Consent), the approval (or Consent) of said Partner shall be deemed to have been given.

9.3 References. References herein to the singular shall include the plural and to the plural shall include the singular, and references to one gender shall include the others, except where the same shall not be appropriate.

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9.4 Effect of Consent or Waiver. No Consent or waiver, express or implied, by any Partner to or of any breach or default by any other Partner in the performance by such other Partner of its obligations hereunder shall be deemed or construed to be a Consent or waiver to or of any other breach or default by such other Partner in the performance by such other Partner of the same or any other obligations of such Partner hereunder. Failure on the part of any Partner to object to or complain of any act or failure to act of any of the other Partners or to declare any of the other Partners in default, irrespective of how long such failure continues, shall not constitute a waiver by any such Partner of its rights hereunder.

9.5 Enforceability. If any provisions of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

9.6 Titles and Captions. Section titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of the content of this Agreement.

9.7 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature pages and the Agreement may be executed by the affect of the signatures of each of the Partners to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

9.8 Binding Agreement. Subject to the restrictions on transfer and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned Partners and their respective heirs, executors, legal representatives, successors and assigns. Whenever in this instrument a reference to any Partner is made, such reference shall be deemed to include a reference to the heirs, executors, legal representatives successors and assigns of each Partner.

9.9 Governing Law. This Agreement is made and shall be construed under and in accordance with the laws of the State of Delaware.

9.10 Notices. Any and all notices necessary or desireable to be served hereunder shall be in writing and shall be (i) personally delivered, (ii) sent by certified mail to the intended recipient at the address for such recipient set forth below, postage prepaid with return receipt requested, (iii) sent by a nationally recognized private courier service to the address for the intended recipient set forth below, courier fees for overnight delivery prepaid, or (iv) sent by facsimile telecopier to the facsimile telecopier number for such intended recipient set forth below. The addresses and facsimile telecopier numbers for the parties hereto are as follows:

(a) For notices sent to AJG:

AJG Financial Services, Inc.
% Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, Illinois 60143-3141
Attention: John C. Rosengren, Esq.

Facsimile Telecopier: (630) 285-3483

With a copy to:

Rudnick & Wolfe
203 North LaSalle Street
Chicago, Illinois 60601
Attention: Stephen A. Landsman, Esq.

Facsimile Telecopier: (312) 236-7516

(b) For notices sent to Square D:

Square D Company
1415 South Roselle Road
Palatine, Illinois 60067
Attention: Vincent A. Inendino

Facsimile Telecopier: (847) 925-7509

With a copy to:

Square D Company
1415 South Roselle Road
Palatine, Illinois 60067
Attention: Howard Japlon, Esq.

Facsimile Telecopier: (847) 925-7419

(c) For notices sent to Covol:

Covol Technologies, Inc.
3280 North Frontage Road
Lehi, Utah 84032
Attention: Asael T. Sorensen, Esq.

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Facsimile Telecopier: (801) 768-4483

With a copy to:

Ballard Spahr Andrews & Ingersoll
One Utah Center-Suite 1200
201 South Maine Street
Salt Lake City, Utah 84111-2215
Attention: William D. Marsh, Esq.

Facsimile Telecopier: (801) 531-3001

Any party hereto may amend the addresses or facsimile telecopier numbers for notices to such party hereunder by delivery of a written notice thereof served upon each other party hereto as provided herein. Any notice sent by mail as provided above shall be deemed delivered on the second (2nd) business day next following the postmark date which it bears. Any notice sent by private courier as provided above shall be deemed delivered on the first (1st) business day next following the date upon which such private courier service took possession thereof. Any notice sent by facsimile telecopier as provided above shall be deemed delivered when sent.

9.11 **Entire Agreement.** This Agreement, unless subsequently amended with the Consent of all of the Partners, contains the final and entire Agreement among the parties hereto, and they shall not be bound by any terms, conditions, statements or representations, oral or written, not herein contained.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement of Limited Partnership as of the day and year first above written.

AJG FINANCIAL SERVICES, INC.,
a Delaware corporation

By: Dwillb

Title: VP

SQUARE D COMPANY, a Delaware corporation

By: ______________________

Title: ______________________

COVOL TECHNOLOGIES, INC.,
a Delaware corporation

By: ______________________

Title: ______________________

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement of Limited Partnership as of the day and year first above written.

AJG FINANCIAL SERVICES, INC.,
a Delaware corporation

By:____________________________
Title:__________________________

SQUARE D COMPANY, a Delaware corporation

By: [signature]
Title: VP - CFO

COVOL TECHNOLOGIES, INC.,
a Delaware corporation

By:____________________________
Title:__________________________

B-43

John T. Campbell
SECRETARY OF STATE
FILED
SEP 11 1990
AM 7|8|9|10|11|12|1|2|3|4|5|6 PM

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

1. The name of the proposed corporation is C&T Pipeline, Inc.

2. The initial registered office of the corporation is 1426 Main Street, Columbia, Richland County, South Carolina 29201 and the initial registered agent at such address is Edward C. Roberts.

3. The corporation is authorized to issue shares of stock as follows: Complete a or b, whichever is applicable:

   a. [X] If the corporation is authorized to issue a single class of shares, the total number of shares authorized is 1,000.

   b. [ ] If the corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized No. of Each Class
N/A	N/A

   The relative rights, preferences, and limitations of the shares of each class, and of each series within a class, are as follows: N/A

4. The existence of the corporation shall begin September 11, 1990.

5. The optional provisions which the corporation elects to include in the articles of incorporation are as follows (See §33-2-102 and the applicable comments thereto; and 35-2-105 and 35-2-221 of the 1976 South Carolina Code): None

6. The name and address of each incorporator is as follows:

Name	Address	Signature
L. M. Gressette, Jr.	1426 Main Street Columbia, SC 29201	[signature]

Date SEP 11 1990

CERTIFIED TO BE A TRUE AND CORRECT COPY AS TAKEN FROM AND COMPARED WITH THE ORIGINAL ON FILE IN THIS OFFICE.

John T. Campbell

7. I, Edward C. Roberts, an attorney licensed to practice in the State of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements Chapter 2, Title 33 of the 1976 South Carolina Code relating to the articles of incorporation.

September 11, 1990

[signature]

Edward C. Roberts

Address: 1426 Main Street
Columbia, SC 29201

B-44

BY-LAWS

OF

C & T PIPELINE, LLC

(Subsidiary of South Carolina Pipeline Corporation)

AS AMENDED AND ADOPTED
DECEMBER 17, 1997

ARTICLE I

OFFICES

Section 1. The principal office of the Corporation, which shall also be designated as its registered office, shall be located in the City of Columbia, County of Richland, State of South Carolina.

Section 2. The Corporation may also have offices and places of business at such other places, within or without the State of South Carolina, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "South Carolina". If authorized by the Board of Directors, the corporate seal may be affixed to any certificates of stock, bonds, debentures, notes or other engraved, lithographed or printed instruments, by engraving, lithographing or printing thereon such seal or a facsimile thereof, and such seal or facsimile thereof so engraved, lithographed or printed thereon shall have the same force and effect, for all purposes, as if such corporate seal had been affixed thereto by indentation.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 1. Written or printed notices for annual or special meetings of stockholders shall state the place, day and hour of such meetings and, in case of special meetings, the purpose or purposes for which the meetings are called.

Section 2. Annual meetings of shareholders shall be held on a date selected by the Board of Directors at its last regularly scheduled meeting in a calendar year. The Board will select a date at said meeting for the following year with the date occurring between April 16 and April 30 of said year, when they shall elect members of the Board of Directors in accordance with the provisions of the Corporation's Articles of Incorporation and transact such other business as may properly be brought before the meeting.

Section 3. Except as otherwise provided by law, by the Articles of Incorporation as the same may be amended from time to time, or by these By-Laws as they may be amended from time to time, the holders of a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at any meeting of the stockholders for the transaction of business.

If, however, such quorum shall not be present or represented at such meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power, by a majority vote of those present, to adjourn the meeting from time to time without notice (unless otherwise provided in Article 10 hereof) other than by announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which may have been transacted at the meeting as originally noticed provided notice of such adjourned meeting, when required by Section 7 of this Article, shall have been given or waived.

Section 4. At each meeting of the stockholders each stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by written or printed instrument executed by such stockholder or by his duly authorized attorney or by telegram or cablegram appearing to have been transmitted by such stockholder but, except as otherwise provided by statute, no proxy shall be valid after expiration of eleven months from the date of its execution. Every proxy shall be dated as of its execution and no proxy shall be undated or postdated. Every holder of record of stock having voting power shall be entitled to one vote for every share of stock standing in his name on the books of the Corporation. The vote for directors and, upon the demand of any stockholder or his duly authorized proxy, the vote upon any question before the meeting shall be by ballot. All elections shall be decided by a plurality of the votes cast by the holders of the shares entitled to vote at the meeting of stockholders and except as otherwise provided by statute or by the Articles of Incorporation all other questions by a majority of the votes cast by holders of shares entitled to vote on such question at such meeting.

Section 5. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or by the President, and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of holders of ten per cent or more of the shares of stock of the Corporation issued and outstanding and entitled to vote at the proposed meeting. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Business transacted at all special meetings shall be confined to the objects stated in the call; provided, however, that if all the stockholders of the Corporation entitled to vote shall be present in person or by proxy, any business pertaining to the affairs of the Corporation may be transacted.

Section 7. Notice of annual meetings of stockholders and notice of any special meeting of stockholders for the election of directors or for any other purpose, unless waived or unless otherwise provided by statute, shall be delivered personally or mailed, not less than ten nor more than fifty days before the meeting, to each person who appears on the books of the Corporation as a stockholder entitled to vote at said meeting. In the event of the adjournment of any meeting of stockholders, for whatever reason, for 30 days or more, notice of the adjourned meeting shall be delivered personally or mailed not less than ten nor more than fifty days before the date for such adjourned meeting to each person whose name appears on the books of the Corporation as a stockholder entitled to vote at said adjourned meeting. Any such notice may be either written or printed, or partly written and partly printed, and if mailed it shall be directed to the stockholder at his address as it appears on the books of the Corporation. Such notice shall briefly state the business which it is proposed to present or to submit to such meeting.

ARTICLE IV

DIRECTORS

Section 1. The property and business of the Corporation shall be managed by its Board of Directors. The number of directors shall be not more than twenty (20). The directors shall be elected at the annual meeting of the stockholders or at a special meeting called for that purpose. Each director shall be elected to serve until the next annual meeting of stockholders and thereafter until his successor shall be elected and shall qualify. Any director may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 2. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such power of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders. A director or officer of this Corporation shall not be disqualified by his office from dealing or contracting with the Corporation either as a vendor, purchaser or otherwise, nor shall any transaction or contract of this Corporation be void or voidable solely by reason of the fact that any director or officer or any firm of which any director or officer is a member or employee, or any corporation of which any director or officer is a shareholder, director, officer or employee, is in any way interested in such transaction or contract, provided that the material facts as to such interest and as to such transaction or contract are disclosed or known to the Board of Directors or the Executive Committee and noted in their respective minutes, or to the stockholders entitled to vote with respect thereto, as the case may be, and that such transaction or contract is or shall be authorized, ratified or approved either (1) by the vote of a majority of a quorum of the Board of Directors or of the Executive Committee, or (2) by a majority of the votes cast by holders of shares of stock entitled to vote with respect thereto, without counting (except for quorum purposes) the vote of or shares held or controlled and voted by, as the case may be, any director so interested or member or employee of a firm so interested or a shareholder, director, officer or employee of a corporation so interested; nor shall any director or officer be liable to account to the Corporation for any profits realized by and from or through any such transaction, or contract of this Corporation authorized, ratified or approved as aforesaid by reason of the fact that he or any firm of which he is a member or employee, or any corporation of which he is a shareholder, director, officer or employee was interested in such transaction or contract.

ARTICLE V

MEETINGS OF THE BOARD

Section 1. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of South Carolina. If so authorized by law, members of the Board of Directors may participate in a meeting of the Board by means of telephone conference call or similar communications by which all persons participating in the meeting may hear each other at the same time.

Section 2. Regular meetings of the Board may be held without notice at such time and place as shall from time to time be designated by the Board.

Section 3. Special meetings of the Board may be called by the Chairman of the Board or the Vice Chairman, if any, or the President or any two directors and may be held at the time and place designated in the call and notice of the meeting. The Secretary or other officer performing his duties shall give notice either personally or by mail or telegram not less than twenty-four hours before the meeting. Meetings may be held at any time and place without notice if all the directors are present or if those not present sign waivers of notice either before or after the meeting.

Section 4. At all meetings of the Board a majority of the total number of directors then in office shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Articles of Incorporation or by these By-Laws.

Section 5. Any regular or special meeting of the Board may be adjourned to any other time at the same or any other place by a majority of the directors present at the meeting, whether or not a quorum shall be present at such meeting, and no notice of the adjourned meeting shall be required other than announcement at the meeting.

Section 6. Whenever, by any provision of law, the vote of directors at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of directors may be dispensed with, if all the directors shall consent in writing to such corporate action being taken. Such consents shall be filed with the minutes of meetings of the Board of Directors.

Section 7. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board of Directors, a fixed fee and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board (or of any committee of the Board), provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 8. Directors who are salaried officers or employees of the Corporation or of any affiliated Company and who are members of the Executive Committee shall receive no compensation for their services as such members in addition to such compensation as may be paid to them as officers, but shall be reimbursed for their reasonable expenses, if any, in attending meetings of the Executive Committee, or otherwise performing their duties as members of the Executive Committee.

ARTICLE VI

EXECUTIVE AND OTHER COMMITTEES

Section 1. The Board of Directors may, by vote of a majority of the full Board, designate three or more of their number to constitute an Executive Committee, to hold office for one year and until their respective successors shall be designated. Such Executive Committee shall advise with and aid the officers of the Corporation in all matters concerning its interests and the management of its business, and shall, between sessions of the Board, except as otherwise provided by law, have all the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. The taking of any action by the Executive Committee shall be conclusive evidence that the Board of Directors was not at the time of such action in session.

The Board of Directors may, by vote of a majority of the full Board, appoint from among their number, one or more additional committees, consisting of three or more directors, which shall have such powers and duties as may be fixed by the resolution of the Board of Directors appointing such Committee.

Section 2. The Executive Committee shall cause to be kept regular minutes of its proceedings, which may be transcribed in the regular minute book of the Corporation, and all such proceedings shall be reported to the Board of Directors at its next succeeding meeting, and shall be subject to revision or alteration by the Board, provided that no rights of third persons shall be affected by such revision or alteration. A majority of the Executive Committee shall constitute a quorum at any meeting. The Executive Committee may take action without a meeting on the written approval of such action by all the members of the Committee. The Board of Directors may by vote of a majority of the full Board fill any vacancies in the Executive Committee. The Executive Committee may, from time to time, subject to the approval of the Board of Directors, prescribe rules and regulations for the calling and conduct of meetings of the Committee, and other matters relating to its procedure and the exercise of its powers.

Section 3. Other committees appointed by the Board shall cause to be kept regular minutes of their proceedings and in general the provisions as to procedure for such committees shall be that set forth above with respect to the Executive Committee.

ARTICLE VII

OFFICERS

Section 1. The officers of the Corporation shall be elected by the Board of Directors. They shall include a President, one or more Vice Presidents, a Secretary, a Treasurer and a Controller and may include a Chairman and a Vice Chairman of the Board. In the event there shall be a Chairman of the Board, the Board of Directors shall designate whether he or the President shall be the Chief Executive Officer of the Corporation. If there shall be no Chairman of the Board, the President shall be the Chief Executive Officer of the Corporation. Any two or more of such offices, except those of Treasurer and Controller, may be occupied by the same person; provided, however, the same person may not act in more than one capacity where action by two or more officers is required.

Section 2. The Board of Directors, at its first meeting after the election of directors by the stockholders, shall elect from among its members a President and, if it deems proper, a Chairman and a Vice Chairman of the Board. It shall also elect one or more Vice Presidents, a Secretary, a Treasurer and a Controller, none of whom need be members of the Board.

The Board of Directors, at any meeting, may elect such additional Vice Presidents, and such Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and Assistant Controllers, as it shall deem necessary, none of whom need be members of the Board.

Section 3. The Board of Directors, at any meeting, may elect or appoint such other officers and agents as it shall deem necessary. The tenure and duties of such officers and agents shall be fixed by the Board of Directors or, in the absence of any action by the Board of Directors so fixing such tenure and duties, the tenure and duties shall be fixed by the Chief Executive Officer of the Corporation, or by such officers or department heads to whom he shall delegate such authority.

Section 4. The salaries and compensation of the officers of the Corporation and of agents of the Corporation appointed by the Board shall be fixed by the Board of Directors. The salaries and compensation of all other employees of the Corporation shall, in the absence of any action by the Board of Directors, be fixed by the Chief Executive Officer of the Corporation. No officer receiving compensation from any affiliated company shall at the same time be compensated by this corporation.

Section 5. The officers of the Corporation shall hold office until the first meeting of the Board of Directors after the next succeeding annual meeting of stockholders and until their successors are elected and qualify in their stead. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the total number of directors then in office. Any other employee of the Corporation may be removed at any time, with or without cause, either (a) by vote of a majority of the directors present at any meeting of the Board at which a quorum is present, or (b) by vote of a majority of the members of the Executive Committee, or (c) by the Chief Executive Officer of the Corporation or by any officer who shall be exercising the powers of the Chief Executive Officer of the Corporation, or by any superior of such employee to whom such power or removal shall be delegated by the Chief Executive Officer of the Corporation or the officer exercising the powers of the Chief Executive Officer of the Corporation.

ARTICLE VIII

CHIEF EXECUTIVE OFFICER

Section 1. The Chief Executive Officer of the Corporation shall supervise, direct and control the conduct of the business of the Corporation subject, however, to the general policies determined by the Board of Directors and the Executive Committee, if there be one.

He shall be a member of the Executive Committee, if there be one, and all committees appointed by the Board of Directors, except the Audit Committee, shall have the general powers and duties usually vested in the chief executive officer of a corporation, and shall have such other powers and perform such other duties as may be prescribed from time to time by law, by the By-Laws, or by the Board of Directors.

He shall, whenever it may in his opinion be necessary, prescribe the duties of officers and employees of the Corporation whose duties are not otherwise defined.

He shall have power to remove at any time, with or without cause, any employee of the Corporation other than officers and agents elected or appointed by the Board of Directors. He may, in accordance with Article XVII of these By-Laws, delegate such power of removal.

ARTICLE IX

CHAIRMAN OF THE BOARD

Section 1. The Chairman of the Board, if there be one, shall preside at all meetings of the Board of Directors and of the stockholders, except when by statute the election of a presiding officer shall be required.

He shall, if designated Chief Executive Officer pursuant to Article VII of these By-Laws, have all the powers and duties granted and delegated to the Chief Executive Officer by Article VIII of these By-Laws. In such event he may sign in the name of and on behalf of the Corporation any and all contracts, agreements or other instruments pertaining to matters which arise in the ordinary course of business of the Corporation and, if authorized by the Board of Directors or the Executive Committee, may sign in the name of and on behalf of the Corporation any other contracts, agreements or instruments of any nature pertaining to the business of the Corporation.

He shall have such other powers and perform such other duties as may be prescribed from time to time by law, by the By-Laws or by the Board of Directors.

ARTICLE X

VICE CHAIRMAN OF THE BOARD

Section 1. The Vice Chairman of the Board, if there be one, shall perform necessary duties of the Chairman in case of the absence or temporary incapacity of the Chairman. He shall have such other powers and perform such other duties as may be prescribed from time to time by law, by the By-Laws or by the Board of Directors.

ARTICLE XI

THE PRESIDENT

Section 1. The President shall, in the absence of the Chairman and Vice Chairman of the Board or if there shall be no Chairman or Vice Chairman of the Board, preside at all meetings of the Board of Directors and of the stockholders, except when by statute the election of a presiding officer shall be required.

He shall, if designated Chief Executive Officer of the Corporation pursuant to Article VII of these By-Laws, have all the powers and duties granted and delegated to the Chief Executive Officer by Article VIII of these By-Laws.

In the event there shall be a Chairman of the Board who shall have been designated as Chief Executive Officer of the Corporation pursuant to Article VII of these By-Laws, then the President shall have such powers and duties as may be assigned to him by the Chairman of the Board of Directors. In addition, he shall be a member of the Executive Committee, and, in the absence or disability of the Chairman and Vice Chairman of the Board, he shall have all the powers and duties of the Chairman of the Board.

He may sign in the name of and on behalf of the Corporation any and all contracts, agreements or other instruments pertaining to matters which arise in the ordinary course of business of the Corporation and, if authorized by the Board of Directors or the Executive Committee, may sign in the name of and on behalf of the Corporation any other contracts, agreements or instruments of any nature pertaining to the business of the Corporation.

He shall have such other powers and perform such other duties as may be prescribed from time to time by law, by the By-Laws or by the Board of Directors.

ARTICLE XII

THE VICE PRESIDENT

Section 1. The Vice President shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors may prescribe.

The Vice President may sign in the name of and on behalf of the Corporation contracts, agreements, or other instruments pertaining to matters which arise in the ordinary course of business of the Corporation, except in cases where the signing thereof shall be expressly delegated by the Board of Directors or the Executive Committee to some other officer or agent of the Corporation. If authorized by the Board of Directors or the Executive Committee, he may sign in the name of and on behalf of the Corporation any other contracts, agreements or instruments of any nature pertaining to the business of the Corporation. He shall have such other powers and perform such other duties as may be prescribed from time to time by law, by the By-Laws, or by the Board of Directors.

If there be more than one Vice President, the Board of Directors or the Chief Executive Officer of the Corporation shall assign to such Vice Presidents their respective duties, and may designate any of such Vice Presidents as Executive Vice Presidents and Senior Vice Presidents.

ARTICLE XIII

THE SECRETARY

Section 1. The Secretary shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the committees appointed by the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or Chief Executive Officer, under whose supervision he shall be. He shall be sworn to the faithful discharge of his duty. Any records kept by him shall be the property of the Corporation and shall be restored to the Corporation in case of his death, resignation, retirement or removal from office. He or his agent shall be the custodian of the seal of the Corporation, the stock ledger, stock certificate book and minute books of the Corporation, and its committees, and other formal records and documents relating to the corporate affairs of the Corporation.

Section 2. The Assistant Secretary or Assistant Secretaries shall assist the Secretary in the performance of his duties, exercise and perform his powers and duties, in his absence or disability, and such other powers and duties as may be conferred or required by the Board.

ARTICLE XIV

THE TREASURER

Section 1. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors or as may be designated by persons to whom the Board of Directors delegates such authority.

He shall disburse the funds of the Corporation in such manner as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

He shall give the Corporation a bond if required by the Board of Directors in a sum, and with one or more sureties satisfactory to the Board, for the faithful performance of the duties of his office, and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 2. The Assistant Treasurer or Assistant Treasurers shall assist the Treasurer in the performance of his duties, exercise and perform his powers and duties, in his absence or disability, and such other powers and duties as may be conferred or required by the Board.

ARTICLE XV

THE CONTROLLER

Section 1. The controller of the Corporation, if there be one, shall be the principal accounting officer of the Corporation. He shall have full control of all the books of the Corporation and keep a true and accurate record of all property owned by it, of its debts and of its revenues and expenses, and shall keep all accounting records of the Corporation other than the record of receipts and disbursements and those relating to deposit or custody of money and securities of the Corporation, which shall be kept by the Treasurer, and shall also make reports to the directors and others of or relating to the financial condition of the Corporation. He shall exhibit at all reasonable times his books of account and records to any director of the Corporation upon application during business hours at the office of the Corporation where such books of accounts and records are kept.

He shall perform all duties generally incident to the office of Controller and shall have such other powers and duties as, from time to time, may be prescribed by law, by the By-Laws, or by the Board of Directors.

If there be no Controller, the Treasurer shall perform the duties set forth above for the Controller.

Section 2. The Assistant Controller or Assistant Controllers shall assist the Controller in the performance of his duties, exercise and perform his powers and duties, in his absence or disability, and such other powers and duties as may be conferred or required by the Board of Directors.

ARTICLE XVI

VACANCIES

Section 1. If the office of any director becomes vacant by reason of death, resignation, retirement, disqualification, or otherwise, the directors then in office, although less than a quorum, by a majority vote, may elect a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred. If the office of any officer of the Company shall become vacant for any reason, the Board of Directors, by a majority vote of those present at any meeting at which a quorum is present, may elect a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred.

ARTICLE XVII

RESIGNATIONS

Section 1. Any officer or any director of the Corporation may resign at any time, such resignation to be made in writing and to take effect from the time of its receipt by the Corporation, unless some time be fixed in the resignation, and then from that time. The acceptance of a resignation shall not be required to make it effective. A vacancy shall be deemed to exist upon receipt by the Corporation of such written resignation, and a successor may, then or thereafter, be elected to take office when such resignation becomes effective.

ARTICLE XVIII

DUTIES OF OFFICERS MAY BE DELEGATED

Section 1. In case of the absence of any officer of the Corporation, or for any other reason the Board may deem sufficient, the Board may delegate, for the time being, the powers or duties, or any of them, of such officers to any other officer or to any director.

ARTICLE XIX

STOCK OF OTHER CORPORATIONS

Section 1. The Board of Directors shall have the right to authorize any officer or other person on behalf of the Corporation to attend, act and vote at meetings, of the stockholders of any corporation in which the Corporation shall hold stock, and to exercise thereat any and all the rights and powers incident to the ownership of such stock and to execute waivers of notice of such meetings and calls therefor; and authority may be given to exercise the same either on one or more designated occasions, or generally on all occasions until revoked by the Board. In the event that the Board shall fail to give such authority it may be exercised by the Chief Executive Officer of the Corporation in person or by proxy appointed by him on behalf of the Corporation.

ARTICLE XX

CERTIFICATES OF STOCK

Section 1. The certificates of stock of the Corporation shall be entered in the books of the Corporation as they are issued. No fractional shares of stock shall be issued. Certificates of stock shall be signed by the President or a Vice President and by the Secretary, or an Assistant Secretary, and the seal of the Corporation shall be affixed thereto. Such seal may be facsimile, engraved or printed. Where any certificate of stock is signed by a transfer agent or transfer clerk or by a registrar, the signatures of any such President, Vice President, Secretary or Assistant Secretary, upon such stock certificate may be facsimiles, engraved or printed. In case any such officer who has signed, or whose facsimile signature has been placed upon, such certificate of stock, shall have ceased to be such officer before such certificate of stock is issued, it may be issued by the Corporation with the same effect as if such officer had not ceased to be such at the date of its issue.

ARTICLE XXI

TRANSFERS OF STOCK

Section 1. Transfer of stock shall be made on the books of the Corporation only by the person named in the certificate or by attorney, lawfully constituted in writing, and upon surrender of the certificate therefor.

ARTICLE XXII

REGISTERED STOCKHOLDERS

Section 1. The Corporation shall be entitled to treat the holders of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of South Carolina.

ARTICLE XXIII

LOST CERTIFICATES

Section 1. Whenever any stockholders shall desire a new certificate of stock to replace an original certificate of stock which has been lost, destroyed or wrongfully taken, he shall make application to the Corporation for the issuance of a new certificate or certificates in replacement of the certificate or certificates which were lost, destroyed or wrongfully taken, and shall file with the Corporation a good and sufficient indemnity bond, together with an affidavit stating that the applicant is the bona fide owner of such share(s) of stock and specifying the number(s) of the certificate or certificates which were lost, destroyed or wrongfully taken, the particular circumstances of such loss, destruction or wrongful taking (including a statement that the share(s) represented by such certificate or certificates has or have not been transferred or otherwise disposed of by such applicant in any manner.)

Upon completion by a stockholder of the requirements set forth in the preceding paragraph, the Corporation shall issue a certificate or certificates in replacement of the certificate or certificates referred to in such stockholder's application if such application is received by the Corporation before it has notice that such certificate or certificates has or have been acquired by a bona fide purchaser.

ARTICLE XXIV

INSPECTION OF BOOKS

Section 1. The Board of Directors shall have power to determine whether and to what extent, and at what time and places and under what conditions and regulations, the accounts and books of the Corporation (other than the books required by statute to be open to the inspection of stockholders), or any of them, shall be open to the inspection of stockholders, and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as such right may be conferred by the statutes of the State of South Carolina or by resolution of the directors or of the stockholders.

ARTICLE XXV

CHECKS, NOTES, BONDS AND OTHER INSTRUMENTS

Section 1. All checks or demands for money and notes of the Corporation shall be signed by such person or persons (who may but need not be an officer or officers of the Corporation) as the Board of Directors may from time to time designate or as may be designated by persons to whom the Board of Directors delegates such authority. The Board of Directors shall have authority to make provision, with proper safeguards, for the signatures to appear on all checks, including, but not by way of limitation, payroll checks, to be made by facsimile, whether engraved or printed. Whenever the seal of this Corporation is to be affixed to any instrument being executed on behalf of this Corporation, such seal shall be affixed thereto by the Secretary or an Assistant Secretary and the fact of such affixation shall be attested to by the person so affixing the seal.

ARTICLE XXVI

RECEIPT FOR SECURITIES

Section 1. All receipts for stocks, bonds or other securities received by the Corporation shall be signed by the Treasurer or an Assistant Treasurer, or by such other person or persons as the Board of Directors or Executive Committee shall designate.

ARTICLE XXVII

FISCAL YEAR

Section 1. The fiscal year shall begin the first day of January in each year.

ARTICLE XXVIII

RESERVES

Section 1. The Board of Directors shall have power to fix and determine, and from time to time to vary, the amount to be reserved as working capital; to determine whether any, or if any, what part of any, surplus shall be declared and paid as dividends, to determine the date or dates for the declaration or payment of dividends and to direct and determine the use and disposition of any surplus, and before payment of any dividend or making any distribution of surplus there may be set aside out of the surplus of the Corporation such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation.

ARTICLE XXIX

NOTICES

Section 1. In addition to the telegraphic notice permitted by Article XV of these By-Laws, whenever under the provisions of these By-Laws notice is required to be given to any director, officer or stockholder, it shall not be construed to require personal notice, but such notice may be given in writing, by mail, by depositing a copy of the same in a post office, letter box or mail chute, maintained by the Post Office Department, in a postpaid sealed wrapper, addressed to such stockholder, officer or director, at his address as the same appears on the books of the Corporation.

A stockholder, director or officer may waive any notice required to be given to him under these By-Laws.

ARTICLE XXX

DIRECTOR, OFFICER AND EMPLOYEE INDEMNIFICATION

Section 1. The Corporation shall indemnify any and all of its employees, officers, or directors, or former officers or directors (including their heirs, executors, and administrators), or any person who may have served at its request or by its election, designation, or request as a member, agent, employee, director or officer of any other corporation or partner, trustee or otherwise, of any organization against expenses actually and necessarily incurred by them in connection with the defense or settlement of any action, suit or proceeding (which shall include any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or arbitrative) in which they, or any of them, are made parties, or a party, by reason of being or having been agents, employees, directors or officers of the Corporation, or of such other organization, except in relation to matters as to which any such agent, employee, director or officer or former employee, director or officer or person shall be adjudged in such action, suit or proceeding to be liable for willful misconduct in the performance of duty and to such matters, as shall be settled by agreement predicated on the existence of such liability. Such indemnity shall be in accordance with a written plan adopted by the Board of Directors, which plan shall be in accordance with the law of South Carolina. The indemnification provided hereby shall not be deemed exclusive of any other right to which anyone seeking indemnification hereunder may be entitled under any By-Law, agreement, or otherwise. The Corporation may purchase and maintain insurance on the behalf of any director, officer, agent, employee or former employee, director or officer or other person, against any liability asserted against them and incurred by them.

ARTICLE XXXI

AMENDMENTS

Section 1. Any of these By-Laws may be altered, amended or repealed, and/or one or more new By-Laws may be adopted, at a meeting of the stockholders, by a vote of the holders of a majority of all shares of stock entitled to vote to elect directors who are entitled to vote at such meeting, provided that written notice of such proposed alteration, amendment, repeal and/or adoption, as the case may be, shall have been given to all such stockholders at least ten days before such meeting. Any of these By-Laws may also be altered, amended or repealed, and/or one or more new By-Laws may be adopted, by the vote of a majority or by the written consent of all directors then in office, at a meeting of the Board of Directors, provided that the notice of such meeting includes therein notice of such alteration, amendment, repeal and/or adoption, as the case may be. At a meeting thereof, the stockholders, by the vote of the holders of a majority or by the written consent of all shares of stock entitled to vote to elect directors who are entitled to vote at such meeting, may repeal any alteration or amendment of these By-Laws made by the Board of Directors and/or reinstate any of these By-Laws repealed by the Board of Directors, and/or repeal any new By-Law adopted by the Board of Directors.

B-55

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

dated as of December 1, 1996

OF

SONAT PUBLIC SERVICE COMPANY L.L.C.

TABLE OF CONTENTS

Page

ARTICLE 1

Certain Definitions

ARTICLE 2

The Company

ARTICLE 3

Management and Operations of the Company

ARTICLE 4

Rights and Duties of, and Restrictions on, Members

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

Page

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, dated as of December 1, 1996, between Sonat Marketing Company L.P., a Delaware limited partnership ("Sonat Member") and a subsidiary of Sonat Marketing Company, a Delaware corporation ("Sonat Marketing"), and PSNC Production Corporation, a North Carolina corporation ("PSNC Member") and a wholly-owned subsidiary of Public Service Company of North Carolina, Inc., a North Carolina corporation ("PSNC").

WHEREAS, PSNC Member and Sonat Member have previously formed a Delaware limited liability company (the "Company") for the principal purpose of carrying on and expanding the Business (as defined in Annex I hereto) and have previously executed a Limited Liability Company Agreement dated as of December 1, 1996 (the "Original Agreement") with respect to the formation of the Company; and

WHEREAS, effective as of December 1, 1996, PSNC Member and Sonat Member caused a Certificate of Formation (the "Certificate") with respect to the formation of the Company to be filed in the office of the Secretary of State of the State of Delaware; and

WHEREAS, as of the date hereof, Sonat Member and PSNC Member have executed and delivered the Purchase and Sale Agreement, attached hereto as Exhibit A (the "Purchase and Sale Agreement"), pursuant to which Sonat Member has purchased a portion of PSNC Member's Membership Interest; and

WHEREAS, Sonat Member and PSNC Member desire to amend and restate the Original Agreement to reflect the foregoing;

NOW, THEREFORE, in consideration of the premises and other covenants and conditions contained herein, the parties hereto agree as follows:

ARTICLE 1.

Certain Definitions

1.1 Definitions. Capitalized terms used herein without definition shall have the meanings assigned to them in Annex I hereto, which is hereby incorporated into this Agreement as if set forth in full herein.

ARTICLE 2.

The Company

2.1 General.

As of the date hereof, Sonat Member shall have a Percentage Share equal to 50% (49% having been acquired from PSNC Member and the remaining 1% having been acquired in exchange for its Capital Contribution pursuant to Section 2.3(b)), and PSNC Member shall have a Percentage Share equal to 50%.

2.2 Name.

(a) The name of the Company shall be "Sonat Public Service Company L.L.C." or such other name as may be determined by the Management Committee.

(b) The Business shall be conducted under the name of the Company and/or any service mark or trademark as may be determined by the Management Committee. The Company may also use such other trade names, trademarks, service marks, designs and logos in connection with its activities as the Management Committee may from time to time deem advisable.

(c) Nothing in this Section 2.2 grants the Company any right to use any trade name, trademark, service mark, design or logo (other than the name "Sonat" and the name "Public Service Company", solely as part of the Company's own name) used by a Member or any Affiliate of a Member or otherwise to infringe upon the intellectual property rights of a Member or any Affiliate of a Member. Furthermore, the Company's right to use the name "Sonat" pursuant to this Section 2.2 shall cease automatically in the event that neither Sonat Member nor any Affiliate of Sonat Member is a Member, and the Company's right to use the name "Public Service Company" pursuant to this Section 2.2 shall cease automatically in the event that neither PSNC Member nor any Affiliate of PSNC Member is a Member.

2.3 Contributions and Related Actions.

(a) Pursuant to the Contribution Agreement attached hereto as Exhibit B (the "Contribution Agreement") and concurrently with the execution of the Original Agreement, PSNC Member made a Capital Contribution to the Company comprised of certain of the assets of PSNC Member. In consideration for PSNC Member's Capital Contribution, the Company concurrently issued to PSNC Member a 99% Membership Interest in the Company. The Members agree that the transfer of assets pursuant to the Contribution Agreement shall be treated as a Capital Contribution to the Company of assets with an Agreed Value (net of liabilities) of $9,789,120. Immediately after the execution of the Original Agreement, the Company became party to the Contribution Agreement.

(b) Also concurrently with the execution of the Original Agreement, Sonat Member made a Capital Contribution to the Company comprised of $98,880 in cash, in consideration for which the Company concurrently issued to Sonat Member a 1% Membership Interest in the Company.

(c) Concurrently with the execution hereof, pursuant to the Purchase and Sale Agreement, Sonat Member is purchasing an additional 49% Membership Interest from PSNC Member in consideration for $4,845,120 in cash (the "Purchase Price").

(d) Concurrently with the execution hereof, the Company and PSNC are entering into an agreement in substantially the form of Exhibit C hereto (such agreement, as it may from time to time be amended or otherwise modified in accordance with the terms thereof, is referred to herein as the "Agency Agreement").

2.4 Registered Office; Registered Agent Chief Executive Office. The Company's registered office in Delaware shall be at, and the name and address of the Company's registered agent in Delaware shall be, Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The chief executive office of the Company shall be located in Gastonia, North Carolina, or such other place as the Management Committee shall designate.

2.5 Purpose; Duration.

(a) The purpose of the Company is to carry on and expand the Business. The Company shall have all of the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

(b) The term of the Company shall commence on the date that the Certificate was first properly filed with the Secretary of State of the State of Delaware and shall continue perpetually unless and until the Company's business and affairs are wound up in accordance with Article 12.

2.6 Property Ownership. All Company Property shall be held and recorded in the name of the Company (except to the extent otherwise required under any applicable law). All Company Property shall be deemed to be owned by the Company as an entity, and no Member individually shall have any ownership interest in such Company Property. Without limiting the generality of Section 2.5(a), the Company shall have the right to form and to hold interests, directly or indirectly, in one or more Persons, for the purpose of owning assets of the Company or operating all or any part of the Business.

2.7 Certain Consequences of Member Status.

(a) Except as otherwise provided in this Agreement or the Act, no Member shall be obligated to make any Capital Contribution to the Company or have any liability for the debts and obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing any personal liability on any Member for liabilities of the Company.

(b) In accordance with Section 18-607 of the Act, each Member may, under certain circumstances, be required to return to the Company certain amounts previously distributed to it.

ARTICLE 3.

Management and Operations of the Company

3.1 Management.

(a) The Management Committee of the Company (the "Management Committee") shall have and exercise full power and discretion and final authority with respect to the management of the affairs of the Company for the accomplishment of its purposes, including, without limitation, approval of the Annual Budget and all matters set forth in this Agreement requiring Requisite Approval. However, the Management Committee may, at any time and from time to time, in its discretion, delegate management and other responsibilities to the Members or the officers of the Company (the "Officers") appointed pursuant to Section 3.1(b). It is the intent of the Members that the day-to-day operations of the Company shall be managed by or under the direction of the President of the Company (the "President") and such other officers of the Company (collectively, the "Other Officers") having such titles, duties and authority as shall be determined by the Management Committee. Accordingly, references herein to actions authorized or taken by the Management Committee shall be deemed to include actions authorized or taken by any such Officers or other Persons within the scope of their respective delegations.

(b) PSNC Member shall appoint an individual to serve as the initial President for a term of one year. Thereafter, the Management Committee shall by Requisite Approval appoint an individual to serve as the President for a term of one year and until his successor is appointed or until removed by Requisite Approval. The Other Officers shall be appointed by the Management Committee by Requisite Approval and each shall serve for a term of one year and until his successor is appointed or until removed by Requisite Approval. The President shall have full power and discretion to manage the day-to-day operations of the Company and, without limiting the generality of the foregoing, the President may, and may authorize any of the Other Officers to, execute on behalf of the Company contracts, documents and other instruments (it being agreed that the Management Committee may also delegate such authority to any Member or to any Officer of the Company). The President and the Other Officers shall be subject to any limitations or directions imposed upon or given to them from time to time by the Management Committee, and neither the President nor any Other Officer shall have the authority to take or authorize the taking of any action in contravention of any express term of this Agreement or any Related Party Agreement.

3.2 Composition of the Management Committee.

The Management Committee shall have four members ("Committee Members"), two of whom shall be appointed by Sonat Member and two of whom shall be appointed by PSNC Member. In the event that Sonat Member or PSNC Member, as the case may be, Transfers its entire Membership Interest to a Permitted Transferee pursuant to Article 8 or 9, then such Permitted Transferee shall automatically succeed to Sonat Member's or PSNC Member's right to appoint two Committee Members. Each Member may, at any time and from time to time, change the Committee Members appointed by it and, upon such change, or the death or resignation of any Committee Member, a successor shall be designated (in a written notice delivered to each other Member) by the Member which appointed the Committee Member being replaced. Each Committee Member appointed by a Member shall be an employee of such Member or one of its Affiliates. The names of the initial Committee Members are set forth in Exhibit D hereto. (not attached to my copy)

3.3 Meetings of the Management Committee.

(a) The Management Committee shall hold meetings on such dates and at such times as may be mutually agreed by the parties. Special meetings of the Management Committee may also be called by either Member. Committee Members may participate in a meeting of the Management Committee by means of conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute attendance in person at such meeting.

(b) The Management Committee shall elect a Secretary to take minutes of the meetings of the Management Committee, to give notice of any meeting of the Management Committee in accordance with Section 3.3(a) (if applicable) and to carry out such similar functions as may be requested by the Committee Members. All actions by the Management Committee shall be reflected in detailed minutes of the meeting, which minutes shall be furnished to each Member.

(c) Each Committee Member shall be entitled to one vote on all matters considered by the Management Committee. The presence of three Committee Members, either in person or by proxy, shall constitute a quorum at meetings of the Management Committee.

(d) The actions set forth in Section 3.4 may be taken by the Management Committee only by Requisite Approval. Except as otherwise expressly provided herein, all other actions by the Management Committee may be taken by the majority vote of a quorum.

(e) Any action may be taken by the Management Committee without a meeting thereof if the action is taken by the written consent of the requisite number of Committee Members required to approve such action as specified in Section 3.3(d). Written consents pursuant to this Section 3.3(e) shall be filed with the minutes of the proceedings of the Management Committee.

(f) Any Committee Member may appoint a proxy to act on his behalf and to vote in his stead at any meeting of the Management Committee, provided that (i) he delivers notice thereof to at least one of the Committee Members appointed by the other Member at or prior to the commencement of such meeting and (ii) the person acting as proxy meets all of the qualifications of a Committee Member set forth herein.

(g) Subject to the provisions of this Agreement, the Management Committee may regulate its proceedings as the Management Committee determines.

3.4 Matters Requiring Requisite Approval. The following actions shall not be authorized or taken by the Company without Requisite Approval:

(i) the acquisition or disposition by the Company in a single transaction or series of related transactions of assets which, if the Company were subject to Regulation S-X promulgated under the Securities and Exchange Act of 1934, as amended, and if such assets were held in the form of a Subsidiary of the Company, would constitute a "Significant Subsidiary" as defined in Reg. 210.1-02(w) of Regulation S-X (or any successor provision);

(ii) a material change in the nature of the Business;

(iii) the incurrence or assumption by the Company to or from any Third Party of any Indebtedness for Borrowed Money, other than short-term Indebtedness for Borrowed Money for working capital purposes;

(iv) the making of distributions to the Members, other than distributions pursuant to Sections 6.4(a) and 6.4(b);

(v) any change in the Company's distribution policy;

(vi) material transactions with a Member or any of its Affiliates (other than transactions effected in accordance with Section 3.8 or 3.9 hereof or the provisions of any Related Party Agreement, which transactions are addressed separately herein and therein);

(vii) determination from time to time of the Company's hedging policies and any material change therein;

(viii) capital expenditures in excess of $50,000 (either singly or in a series of related expenditures);

(ix) approval of the Annual Budget;

(x) the request for any Capital Contributions other than in connection with the Annual Budget;

(xi) the execution of any gas sales, purchase or agency contracts with terms (including any extensions or renewals thereof) in excess of one year;

(xii) the hiring of any employees or Contract Personnel by or on behalf of the Company;

(xiii) determination of the number of personnel to be assigned to the Company and approval of any increase in their salary and compensation other than as contemplated by the Annual Budget;

(xiv) the establishment of the initial operating policies, procedures and reports of the Company and any material change therein;

(xv) the reassignment of any functions assigned to either Member pursuant to Section 3.5 and 3.6 of this Agreement; and

(xvi) subject to Section 3.1(b), the appointment and removal of any Officers.

3.5 Responsibilities of PSNC Member.

Subject to reallocation by the Management Committee, by Requisite Approval, the Members hereby agree that PSNC Member shall be responsible for performing, or causing the performance by a PSNC Affiliate of, the following functions on behalf of the Company:

(i) managing the Company's industrial and commercial sales and its municipal consulting business segment and all associated contracts;

(ii) making all nominations to applicable local distribution companies and providing associated gas balancing and gas management activities in connection with the Company's industrial and commercial sales and municipal consulting services;

(iii) obtaining information from PSNC on a daily basis as to the amount and type of transportation and storage capacity not required by PSNC for its operations and communicating such information to Sonat Member;

(iv) providing all accounting functions, including, without limitation, credit evaluation, payments, billing and financial reports;

(v) subject to the other provisions of this Agreement, handling all tax matters and filings;

(vi) purchasing all of the gas required by the Company; provided, however, that the Company shall be responsible for bearing all costs associated with such purchases; and

(vii) handling daily cash management.

3.6 Responsibilities of Sonat Member.

Subject to reallocation by the Management Committee by Requisite Approval, the Members hereby agree that Sonat Member shall be responsible for performing, or causing the performance by a Sonat Affiliate of, the following functions on behalf of the Company:

(i) maximizing the use of and revenue contribution generated by PSNC's unused transportation and storage capacity in accordance with the terms of the Agency Agreement, including the posting of any unused capacity pursuant to the terms of the Agency Agreement;

(ii) making all nominations to interstate pipeline companies and providing associated gas balancing and gas management activities in connection with capacity acquired from PSNC or third parties;

(iii) developing and implementing appropriate risk management strategies, activities and products; and

(iv) developing strategy to expand the marketing activities of the Company.

3.7 Annual Budget.

For each fiscal year of the Company commencing with fiscal year 1997, the Officers shall submit to the Management Committee, at least 30 days prior to the start of such fiscal year, a final budget and projected cash flow statement for the Company for such ensuing fiscal year, in such form as may be determined by the Officers from time to time. Such budget and cash flow statement shall be prepared on a basis consistent with the Company's financial statements and GAAP, except as noted therein, and shall be subject to the approval of the Management Committee. From time to time during each fiscal year of the Company, the Management Committee may direct the Officers to prepare a revised forecast against the Annual Budget of any or all of the items contained therein. Further, during each fiscal year of the Company, the Management Committee shall direct the Officers to prepare a revised forecast against the Annual Budget if and whenever there is a material change in the fundamental assumptions underlying such Annual Budget. Copies of any such revised forecasts shall be furnished to each Committee Member promptly upon their completion.

3.8 Employees.

(a) The Members intend that the Company shall not have any employees of its own. Subject to Section 3.8(e), PSNC Member shall furnish to the Company from time to time such qualified personnel employed by PSNC or a PSNC Affiliate ("PSNC Personnel") as are needed to fill all work assignments and job positions the Officers deem necessary to perform the responsibilities assigned to PSNC Member pursuant to Section 3.5 hereof. The determination of the number of PSNC Personnel assigned to the Company and their positions, duties and job responsibilities at the Company shall be and remain at the sole discretion of the Officers and the Management Committee. The determination of which PSNC Personnel are assigned to the Company shall be and remain at the sole discretion of PSNC Member; provided, however, that PSNC Member shall, and shall cause each PSNC Affiliate to, (i) act in good faith and with ordinary prudence in assigning appropriate PSNC Personnel to the Company and (ii) consult beforehand with Sonat Member regarding any changes in the PSNC Personnel who occupy senior management positions with the Company.

(b) PSNC Personnel shall not be employees of the Company, but shall be and remain at all times employees of PSNC or the respective PSNC Affiliate, as applicable, by whom they are employed (each, a "PSNC Employer") and subject to the rules, regulations and discipline of such PSNC Employer. Each PSNC Employer shall have full and complete authority to (i) interview, test, hire and discharge its employees, (ii) subject to Section 3.8(a), assign and reassign its employees, (iii) set the pay rates and establish the bonuses and benefits paid to its employees, and (iv) evaluate the performance of and provide counseling to its employees. The Management Committee and the Officers shall also be entitled to request that each PSNC Employer reassign any such PSNC Personnel, which request shall not be unreasonably denied.

(c) As employees of one of the PSNC Employers, PSNC Personnel shall be paid exclusively by such PSNC Employer. Each PSNC Employer agrees that it shall comply with all requirements relating to its employees under local, state and federal laws, rules and regulations, including those governing minimum wage, social security, immigration and naturalization, employment discrimination, unemployment insurance, income tax and workers' compensation. Each PSNC Employer shall be responsible for all administrative employment matters related to the PSNC Personnel employed by it based on the work location of each such individual, including payment of all federal, state and local employment taxes and providing workers' compensation coverage, as well as any non-obligatory fringe benefit programs for its employees. Notwithstanding the foregoing, subject only to Sections 3.4(xiii) and 3.8(e), (i) all of the expenses and other costs of whatever kind incurred in connection with PSNC Personnel furnished by each PSNC Employer to the Company (including, without limitation, salaries, bonuses, stock options and other compensation, benefits and taxes), to the extent such expenses and other costs are reasonably attributable to the Business of the Company, shall be fully reimbursed by the Company to such PSNC Employer and (ii) in the event that any PSNC Employer or any of its Affiliates fails (or allegedly fails) to comply with any of the legal requirements set forth in the second and third sentences of this Section 3.8(c), such PSNC Employer shall similarly be reimbursed for any Losses incurred by such PSNC Employer or any of its Affiliates because of such noncompliance (or alleged noncompliance). Each PSNC Employer shall bill such expenses and other costs and amounts to the Company on a monthly basis.

(d) In the event that any employees of Sonat Member or any of its affiliates are used exclusively to provide services to the Company ("Sonat Personnel") in fulfillment of Sonat Member's responsibilities under Section 3.6 hereof, all of the expenses and other costs of whatever kind incurred in connection with such Sonat Personnel (including, without limitation, salaries, bonuses, stock options and other compensation, benefits and taxes) shall be fully reimbursed by the Company. In the event that any Sonat Personnel are used non-exclusively to provide services to the Company in fulfillment of Sonat Member's responsibilities under Section 3.6 hereof, the expenses and other costs incurred in connection with such Sonat Personnel (including, without limitation, salaries, bonuses, stock options and other compensation, benefits and taxes) shall be reimbursed by the Company to the extent approved by the Management Committee.

(e) If the Management Committee determines at any time that the Company requires the services of any independent contractors ("Contract Personnel") in order to fill any work assignments or job positions necessary to operate the Company, the Company shall engage such Contract Personnel or request that PSNC Member, in the name of PSNC Member, engage such Contract Personnel. In the event that PSNC Member, in its discretion and pursuant to the request of the Company, decides to engage any such Contract Personnel in its own name, then, subject only to Sections 3.4 and 3.8(f), PSNC Member shall be fully reimbursed by the Company for all of the expenses and other costs of whatever kind incurred in connection with such Contract Personnel (including, without limitation, travel costs) to the extent such expenses and other costs are reasonably attributable to the Business of the Company. In the event that the Company engages any such Contract Personnel, then all such expenses and other costs shall be charged to the Company.

(f) Notwithstanding anything herein to the contrary (i) each PSNC Employer shall not have any liability to the Company with respect to the PSNC Personnel assigned by it to the Company (and PSNC Member shall not have any liability to the Company with respect to any Contract Personnel engaged by PSNC Member in its own name in accordance with Section 3.8(e)), unless any Losses incurred by the Company in connection with such PSNC Personnel (or Contract Personnel, if applicable) result from or arise out of the gross negligence, willful misconduct or bad faith of PSNC Member or any of its Affiliates and (ii) each PSNC Employer shall be reimbursed by the Company for all expenses and other costs and amounts referred to in Section 3.8(c) (or Section 3.8(e), if applicable), except to the extent that any such expenses or other costs or amounts result from or arise out of the gross negligence, willful misconduct or bad faith of PSNC Member or any of its Affiliates.

(g) Upon the request of any Committee Member appointed by Sonat Member, each PSNC Employer shall permit appropriate Representatives of Sonat Member or an independent certified public accounting firm designated by such Committee Member to have access during ordinary business hours to such PSNC Employer's records as necessary to determine the correctness of any payment made by the Company to the PSNC Employer pursuant to this Section 3.8. Such audit shall not take place more than once each year, and requests with respect to any year shall terminate two years after the end of such year. All such audits shall be at the expense of the Company. Each PSNC Employer shall keep accurate records with respect to the PSNC Personnel employed by it (and PSNC Member shall keep accurate records with respect to any Contract Personnel engaged by PSNC Member) in order to enable the Company to exercise its rights under this Section 3.8(g).

3.9 <u>Insurance</u>.

(a) For so long as the Management Committee agrees, PSNC Member or any of its Affiliates shall provide insurance coverage (other than directors' and officers' liability insurance) for the Company under PSNC Member's own insurance policies or, at the election of the Management Committee, the Company may obtain insurance coverage in its own name. The Company shall be responsible for bearing the portion of any costs, including premiums, deductibles, self-insured retention's and uninsured Losses, associated with maintaining insurance coverage for the Company. Each Member, its Affiliates and its and their respective partners, officers, directors, committee members and employees including those serving as Officers or Committee Members of the Company shall be named as additional insureds on all liability insurance policies provided above.

(b) Each Member shall maintain its own directors' and officers' liability insurance policy to cover its and its Affiliates' respective directors, committee members, officers and employees, including those persons who have at any time after the date hereof served as Officers or Committee Members of the Company. Each Member will assume any premiums, deductibles, self-insured retention's, coinsurance and uninsured Losses associated with its respective policy.

3.10 Company Funds. The Company shall open and maintain such bank accounts as shall be determined by the Management Committee from time to time. Withdrawals from any bank account of the Company shall be made only upon the signature of such person or persons as the Management Committee shall determine from time to time.

ARTICLE 4.

Rights and Duties of, and Restrictions on, Members

4.1 Filings; Duty of Members to Cooperate. The Company shall promptly cause to be filed, recorded and published, and each Member will (and will cause its Affiliates to), to the extent reasonably requested by the Management Committee from time to time and as permitted by applicable law, execute such assumed or fictitious name certificates (or similar documents), and other applications, filings, certificates and similar documents, as are required by law or by any Governmental Authority to be executed by them in connection with the Business as conducted or proposed to be conducted by the Company from time to time.

4.2 Certain Restrictions. No Member may, without the written consent of the other Member, (i) dissolve, terminate, liquidate or wind up the affairs of the Company, except to the extent expressly permitted or required under Article 12, or (ii) use or possess Company Property other than for a Company purpose, except as provided under license or other contractual arrangements. No Member shall have any authority to bind, or otherwise to act on behalf of, the Company except (x) pursuant to authority expressly granted herein or pursuant to authority granted by the Management Committee in approving any matter in accordance with the terms hereof or (y) as otherwise expressly provided herein.

4.3 Agreements with the Company. If a Member or any of its Affiliates offers to provide services, goods or facilities to the Company on a basis comparable to the basis on which such services, goods or facilities are proposed to be provided by any Third Party, the Management Committee may in its sole discretion (subject to Section 3.4(vi) (if applicable)) cause the Company to purchase such services, goods or facilities from such Member or Affiliate, as the case may be.

4.4 Other Activities of the Members and Their Affiliates.

(a) Any Member, and any Affiliate of any Member, may, subject to the terms of this Agreement, provide goods or services to or otherwise transact business with the Company and derive and retain benefits therefrom. Except as provided in Section 10.2 or 10.3 hereof, nothing herein shall preclude any Member or any of its Affiliates, on the one hand, and the Company, on the other hand, from competing with each other. No Member or any Affiliate of any Member shall be obligated to present or offer to the Company any particular investment or business opportunity, regardless of whether the Company could take advantage of such opportunity if it were presented to the Company, but may avail itself of any such opportunity for its own behalf. The Members hereby waive on behalf of the Company any and all rights which the Company has now or may have in the future against any Member or any of its Affiliates by reason of the doctrine of corporate opportunity.

(b) Nothing in this Section 4.4 is intended, or shall be deemed, to permit (i) access to, or use of, Confidential Information in violation of the terms of this Agreement or (ii) conduct that, notwithstanding the terms of this Agreement and the status of the Person that engages in such conduct as a Member (or an Affiliate thereof), otherwise would be actionable by any Member (or any of its Affiliates) or the Company.

ARTICLE 5.

Borrowings by, and Additional Contributions to, the Company

5.1 Additional Capital Contributions. Each Member acknowledges and agrees that it is its intent that the financial requirements for the Business of the Company, as reflected in each year's Annual Budget, shall be achieved through the following sources and in the following order: (i) funds generated by the Business of the Company, (ii) short-term borrowings from Third Parties, if approved by the Management Committee, and (iii) long-term borrowings, if approved by the Management Committee. If, however, the Management Committee determines that the financial requirements of the Company cannot be fully achieved, in a commercially reasonably manner, through utilization of the sources of funds set forth in the preceding sentence, then the procedures set forth below in this Section 5.1 shall be employed to fund such deficiency.

(a) For each fiscal year commencing with 1997 the Management Committee shall, if the projected cash flow statement included in the Annual Budget, as approved by the Management Committee by Requisite Approval, reflects a negative cash flow for any period which is not anticipated to be funded through borrowings (a "Deficit"), prepare and distribute to the Members a certificate (the "Funding Certificate") setting forth, based on such Annual Budget, (i) the Capital Contribution Date or Capital Contribution Dates on which Capital Contributions to fund the Deficit will be required to be made, (ii) the aggregate amount of the Capital Contributions required to be made on each such Capital Contribution Date and (iii) each Member's share thereof (based on its then current Percentage Share).

(b) At any time and from time to time during any fiscal year, the Management Committee by Requisite Approval may make a request for Capital Contributions in addition to those specified in the Funding Certificate for such fiscal year. In such event, the Management Committee shall give to the Members written notice of such request setting forth the Capital Contribution Date or Dates for such additional Capital Contributions, the aggregate amount thereof and each Member's share thereof (based on its then current Percentage Share).

(c) On each Capital Contribution Date, each Member shall make a Capital Contribution to the Company in cash in an amount equal to its Percentage Share multiplied by the aggregate amount of the Capital Contributions due on such date. Notwithstanding the foregoing, prior to any such date the Management Committee by Requisite Approval may withdraw any request pursuant to Section 5.1(b) or determine that a scheduled Capital Contribution is not necessary and shall not be made pursuant to Section 5.1(a), in each case upon written notice to the Members. All Capital Contributions pursuant to this Section 5.1 shall be made by wire transfer of immediately available funds to the bank account of the Company specified in the applicable Funding Certificate or other notice from the Management Committee. If any Capital Contribution or portion thereof is not paid on the date it is due, interest thereon shall be payable to the Company at a rate equal to the prime rate as then in effect at The Chase Manhattan Bank plus 2% per annum until paid.

5.2 No Reliance by Parties Extending Credit. Without limiting the generality of Section 14.4, the provisions of Section 5.1 are hereby expressly stated not to be for the benefit of any Person other than the Members, including without limitation, any Person now or hereafter extending credit to the Company, and it is the intent of the Members that reliance by any such Person other than the Members should be deemed unreasonable for purposes of Section 18-502(b) of the Act.

ARTICLE 6.

Distributions and Allocations

6.1 Capital Accounts.

(a) A Capital Account shall be maintained for each Member. The Capital Account of each Member shall be credited with (i) the amount of any Capital Contribution made in cash, (ii) the Agreed Value (net of liabilities that the Company is considered to assume or take subject to under Section 752 of the Code) of any Capital Contribution made in property other than cash, (iii) allocations to such Member of Net Income pursuant to Section 6.2, and (iv) any other item required to be credited for proper maintenance of capital accounts by the Treasury Regulations under Section 704(b) of the Code. A Member's Capital Account shall be debited with (x) the amount of any cash and the Agreed Value of any property distributed to such Member (net of liabilities that such Member is considered to assume or take subject to under Section 752 of the Code), (y) allocations to such Member of Net Loss pursuant to Section 6.2, and (z) any other item required to be debited for proper maintenance of capital accounts by the Treasury Regulations under Section 704(b) of the Code. Each Member's Capital Account shall be adjusted as required by Treasury Regulation Section 1.704-

1(b)(2)(iv)(f) to reflect a revaluation of Company Property at Agreed Value upon the occurrence of any event described in Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(5)(i) or (ii).

(b) The Members acknowledge that Sonat Member succeeded to 49/99th of PSNC Member's Capital Account upon purchasing 49/99th of PSNC Member's Membership Interest pursuant to the Purchase and Sale Agreement. In the event that all or any portion of any Membership Interest is subsequently Transferred in accordance with this Agreement, the transferee(s) of such Membership Interest shall succeed to all or the corresponding portion, as the case may be, of the transferor's Capital Account.

6.2 Book Allocation of Net Income and Net Loss.

(a) Except as otherwise provided in Section 6.2(b) through (f), Net Income and Net Loss shall be allocated to the Members in accordance with their respective Percentage Shares. In the event that the Percentage Shares of the Members shall change pursuant to the terms of this Agreement, there shall be an interim closing of the books of the Company as of the close of the day of such change (the "Interest Change Date"). The Net Income or Net Loss of the Company for the period ending on the Interest Change Date shall be allocated to the Members in accordance with their respective Percentage Shares in effect prior to the Interest Change Date. The Net Income or Net Loss of the Company for any period commencing after the Interest Change Date shall be allocated to the Members in accordance with their respective Percentage Shares in effect after the Interest Change Date. Notwithstanding the foregoing, if the Interest Change Date is not the last day of a month, Net Income or Net Loss of the Company for the month in which the Interest Change Date occurs shall be prorated on a daily basis between the portion of the month ending on the Interest Change Date and the remainder of such month.

(b) If there is a net decrease in Company Minimum Gain during a Company taxable year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain during such year that is allocable to the disposition of Company Property subject to one or more Nonrecourse Liabilities of the Company (which share of such net decrease shall be determined under Treasury Regulation Section 1.704-2(g)(2)). It is intended that this Section 6.2(b) shall constitute a "minimum gain chargeback" described in Treasury Regulation Section 1.704-2(f).

(c) If there is a net decrease during a Company taxable year in the Minimum Gain Attributable to a Member Nonrecourse Debt (as determined under Treasury Regulation Section 1.704-2(i)(3)), any Member with a share of Minimum Gain Attributable to such Member Nonrecourse Debt at the beginning of such year shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in Minimum Gain Attributable to such Member Nonrecourse Debt (as determined under Treasury Regulation Section 1.704-2(g)(2)), during such year that is allocable to the disposition of

Company Property subject to such debt. It is intended that this Section 6.2(c) shall constitute a "minimum gain chargeback" described in Treasury Regulation Section 1.704-2(i)(4).

(d) Items of Company loss, deduction or Section 705(a)(2)(B) Expenditure that are attributable to a Member Nonrecourse Debt ("Member Nonrecourse Deductions") shall be allocated among the Members who bear the Economic Risk of Loss for such Member Nonrecourse Debt. This provision is to be interpreted in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(i)(1).

(e) In the event that any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specifically allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible. This provision is intended to be a "qualified income offset" described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and is to be interpreted in a manner consistent therewith.

(f) In the event that any item of Company income, gain, loss, deduction or Section 705(a)(2)(B) Expenditure is allocated pursuant to Section 6.2(b) through (f), subsequent items of Company income, gain, loss, deduction or Section 705(a)(2)(B) Expenditure (as determined for purposes of computing Net Income or Net Loss) shall, to the extent consistent with Sections 6.2(b) through (d), be allocated between the Members so as to eliminate as quickly as possible on a proportionate basis, with respect to each Member, any disparity between (i) the sum of (x) such Member's Capital Account balance and (y) such Member's share of Company Minimum Gain and Minimum Gain Attributable to Member Nonrecourse Debts determined in accordance with Treasury Regulation Section 1.704-2(g) and (i)(5) and (ii) the Capital Account which such Member would have had if all Company Minimum Gain and Minimum Gain Attributable to any Member Nonrecourse Debt had been realized and all allocations of Net Income and Net Loss had been made pursuant to Section 6.2(a) (without giving effect to the reference therein to Section 6.2(b) through (f)).

6.3 Tax Allocations. For income tax purposes all items of income, gain, loss, deduction and credit shall be allocated among the Members in the manner set forth in Section 6.2; provided, however, that all items of income, gain, loss and deduction with respect to any property contributed to the Company by a Member (or revalued pursuant to the last sentence of Section 6.1(a)) shall be allocated for income tax purposes so as to take into account any variation between the adjusted tax basis of such property and its Agreed Value at the time of contribution (or the event requiring revaluation) in accordance with Section 704(c) of the Code (and Treasury Regulation Section 1.704-1(b)(2)(iv)(f)) and Treasury Regulation Section 1.704-3(d); and provided, further, that any gain arising from a disposition of Company Property that is characterized as ordinary income pursuant to Section 1245 or 1250 or any other applicable provision of the Code shall, to the extent that other items can be allocated in such a way that this proviso does not affect the total amount of taxable income or loss allocable to any Member for tax purposes, be allocated to the Members who were allocated the depreciation or other deductions giving rise to such ordinary income in proportion to the deductions allocated to such Members (treating any such deductions allowable to any Member or Affiliate thereof for any period during which the Company Property was held by such Member or Affiliate as deductions allocable to such Member). Any increase (or decrease) in taxable income or loss resulting from adjustments to the basis of the assets of the Company made pursuant to Section 743 of the Code shall be taken into account by the Member or Members to which such adjustment is attributable.

6.4 Distributions to the Members.

(a) On or prior to each date on which estimated payments of federal income tax by corporations with taxable years ending September 30 are due, the Company shall (unless prohibited to do so by Section 18-607(a) of the Act) make distributions to the Members in an aggregate amount equal to the Estimated Tax Amount (as defined below) for the fiscal quarter to which such estimated payments relate. For each fiscal quarter, the "Estimated Tax Amount" shall be equal to (i) the Management Committee's estimate of the taxable income (if any) of the Company for the portion of the fiscal year through the end of the relevant quarter multiplied by (ii) the sum of (x) the highest federal corporate income tax rate in effect for the relevant period plus (y) five percentage points, minus (iii) the total Estimated Tax Amounts for prior quarters (if any) of the year.

(b) To the extent that the Management Committee determines that the Company has cash in excess of its projected cash needs (taking into account cash needed for distributions pursuant to Section 6.4(a)), then the Management Committee shall make quarterly distributions in excess of the Estimated Tax Amount to the Members in an aggregate amount equal to at least 50% of the excess cash. In making this determination the Management Committee shall examine and consider cash flow projections, including, without limitation, such items as earnings, taxes, capital expenditures and working capital requirements of the Company.

(c) Except as otherwise provided in Section 12.3, distributions shall be made only to the Members simultaneously in accordance with their respective Percentage Shares at the time thereof.

(d) The Company shall, to the extent required by applicable law, withhold taxes from distributions made to any Member; any taxes so withheld shall be deemed to have been distributed to such Member.

6.5 No Interest; No Return of Capital. No interest shall be payable on the Capital Contributions, or in respect of the Capital Accounts, of the Members. No Member shall be permitted to make an early withdrawal of any portion of the Capital Contributions made by it.

6.6 Payment of Fees and Expenses. Except as otherwise set forth herein, or in any Related Party Agreement, (i) no Member shall be reimbursed by the Company for any of its overhead or general or administrative expenses attributable to the Company and (ii) no salaries, fees, commissions or other compensation shall be paid by the Company to any Member or to any Affiliate of a Member for services rendered to the Company.

ARTICLE 7.

Accounting and Taxation

7.1 Fiscal Year. The books and records of the Company shall be kept on an accrual basis for tax return preparation purposes and kept on a GAAP basis for management reporting and financial statement purposes. The fiscal year of the Company shall be a year ending September 30.

7.2 Maintenance of Books and Records. At all times during the continuance of the Company, the Officers shall keep or cause to be kept, at the chief executive office referred to in Section 2.4, full and complete books of account. The books of account shall be maintained in a manner that provides sufficient assurance that:

(a) transactions of the Company are executed in accordance with the general or specific authorization of the Management Committee consistent with the provisions of this Agreement;

(b) transactions of the Company are recorded in such form and manner as will (i) permit preparation of federal, state and local income and franchise tax returns and information returns in accordance with this Agreement and as required by law, (ii) permit preparation of the Company's financial statements in accordance with GAAP, and (iii) maintain accountability for the Company's assets;

(c) access to assets is permitted only in accordance with the general or specific authorization of the Management Committee; and

(d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

7.3 Access to Books and Records. Except as otherwise set forth in Article 10 hereof, each Member shall have the right, without limitation of its right under Section 18-305(a) of the Act, at all reasonable times during usual business hours to (i) audit, examine and make copies of the books and records of the Company, (ii) visit the facilities of the Company and (iii) discuss the affairs of the Company with its officers, agents, customers and suppliers. Such right may be exercised through any agent or employee of such Member designated by it or by independent certified public accountants or counsel designated by such Member. Each Member shall bear all expenses incurred in any examination made for such Member's account.

7.4 Financial Statements; Tax Returns.

(a) Annual Statements. As soon as practicable, but in any event no later than 90 days after the end of each fiscal year of the Company, PSNC Member shall prepare and deliver to each Committee Member and to the Sonat Member (i) an audited balance sheet of the Company as at the end of such fiscal year, and audited statements of operations and cash flow of the Company for such fiscal year, each prepared in accordance with GAAP and accompanied by the Accountants' report thereon, (ii) a statement of each Member's Capital Account as of the end of such fiscal year and (iii) a statement of each Member's capital account for GAAP purposes as of the end of such fiscal year (which GAAP statement shall be certified in the customary manner by the Accountants). In addition, as soon as practicable, but in any event no later than 90 days after the end of each fiscal year, PSNC Member shall prepare and deliver to each Committee Member and each Member a statement setting forth each Member's share of the Net Income or Net Loss for the preceding fiscal year and all other financial information concerning the Company necessary in preparing such Member's federal, state and local income and franchise tax returns.

(b) Monthly Statements. As soon as practicable, but in any event no later than 30 Business Days after the end of each fiscal month of the Company, PSNC Member shall prepare and deliver to each Committee Member unaudited statements of operations and cash flow of the Company for such fiscal month and for the year to date, and an unaudited balance sheet of the Company as of the end of such fiscal month, each prepared in accordance with GAAP.

7.5 Accountants. The Accountants shall be the accounting firm that is the auditor of Sonat Member, currently Ernst & Young.

7.6 Taxation.

(a) The Members intend that the Company shall be treated as a "partnership" for federal, state and local income and franchise tax purposes, and each Member agrees to take all actions, including the execution of such amendments of this Agreement or other documents, as may reasonably be requested by the other Member to qualify for and receive such treatment as a "partnership" for federal income tax purposes, it being understood and agreed that in no event shall any Member be required to take any action pursuant to this Section 7.6(a) that, in such Member's good faith judgment, involves any significant risk of materially adversely affecting such Member or any of its Affiliates. In the event that Prop. Treas. Reg. § 301.7701-1, 2 and 3 are finalized, the Members agree in good faith to discuss modification of any provisions of this Agreement that are no longer needed to assure characterization as a partnership.

(b) All elections by the Company for federal, state and local income and franchise tax purposes shall be determined in a manner that minimizes the taxable income of the Company except as otherwise agreed by the Members. The Company shall make an election under Section 754 of the Code. PSNC Member shall prepare and file or cause to be prepared and filed all tax returns required to be filed by the Company, the cost of which shall be reimbursed by the Company. PSNC Member shall submit the federal, state and local income and franchise tax returns to each other Member for its review at least 15 Business Days prior to the due date (taking into account extensions) for filing such returns.

7.7 Tax Matters Partner. Each Member hereby agrees that PSNC Member shall be the "Tax Matters Partner" of the Company within the meaning of Section 6231 (a) (7) of the Code and shall act in a similar capacity under applicable state or local tax law. The Tax Matters Partner shall be entitled to reimbursement from the Company for all necessary and reasonable out-of-pocket expenses incurred in performing its duties as Tax Matters Partner. The Tax Matters Partner shall consult with any other Member prior to agreeing to waive any statute of limitations or agreeing to any settlement if such waiver or settlement would bind such other Member. The Tax Matters Partner shall take such action as may be reasonably necessary to constitute each other Member a "notice partner" as that term is defined in Section 6231 of the Code and shall keep each other Member fully informed as to any tax audits of the Company, including permitting each other Member to participate in any conferences or meetings with any taxing authority and in any subsequent administrative or judicial proceedings.

ARTICLE 8.

Restrictions on Transfer

8.1 General. The terms and conditions upon which each Member shall (or shall not) be permitted to Transfer all or any part of its Membership Interest are set forth in this Article 8 and in Article 9. Any such Transfer which is permitted by, and effected in accordance with, this Agreement is referred to herein as a "Permitted Transfer"; and any Person who acquires a Member's Membership Interest in a Permitted Transfer is referred to herein as a "Permitted Transferee." A Permitted Transfer will not dissolve the Company (this clause constituting permission for the business of the Company to be continued within the meaning of Section 18-801(4) of the Act).

8.2 Sonat Member. Except as otherwise expressly provided in Article 9, Sonat Member may not Transfer all or any part of its Membership Interest to any Person or Persons without the prior written consent of PSNC Member, which it may grant or withhold in its sole discretion.

8.3 PSNC Member. Except as otherwise expressly provided in Article 9, PSNC Member may not Transfer all or any part of its Membership Interest to any Person or Persons without the prior written consent of Sonat Member, which it may grant or withhold in its sole discretion.

8.4 Other Provisions Applicable to Permitted Transfers.

(a) Consequences of Permitted Transfer. Upon any Permitted Transfer, the Permitted Transferee shall be admitted as a Member to the extent of, and having the same status as, the Membership Interest such Permitted Transferee has acquired, and for all purposes of this Agreement shall be deemed a Member. Each of Sonat Member and PSNC Member, in connection with any Permitted Transfer by it, shall be entitled to assign to its Permitted Transferee any or all of its rights under this Agreement.

(b) Agreement to be Bound. Notwithstanding anything herein to the contrary, it shall be a condition to any Permitted Transfer that the Permitted Transferee shall have delivered to each non-transferor Member an agreement, in form and substance reasonably satisfactory to such non-transferor Member, pursuant to which such Permitted Transferee shall agree to become a party to and be bound by this Agreement and such of the Related Party Agreements as deemed appropriate by the non-transferor Member.

(c) Outstanding Obligations. Upon any Permitted Transfer of a Member's entire Membership Interest, such Member shall cease to be a member in the Company and, accordingly, shall cease to be responsible for the payment or performance of any of the obligations or liabilities of a Member under this Agreement; provided, however, that notwithstanding anything herein to the contrary, no Permitted Transfer shall relieve the transferor Member of any of its obligations or liabilities under this Agreement arising prior to the consummation of such Permitted Transfer.

(d) Tax Consequences. Notwithstanding anything herein to the contrary, it shall be a condition to any Permitted Transfer (other than a Permitted Transfer pursuant to Article 9) that the Permitted Transferee shall indemnify and hold harmless the non-transferring Member from and against any adverse tax consequences resulting from a deemed termination of the Company as a result of the Permitted Transfer.

8.5 Effect of Prohibited Transfers. No actual or purported Transfer of the Membership Interest (or any part thereof) of a Member, or of any other right or interest of a Member under this Agreement, whether voluntary or involuntary, in violation of any provision of this Agreement shall be valid or effective. The transferor of any Membership Interest (or part thereof) which is Transferred in violation of any provision of this Agreement, until such Transfer or purported Transfer shall be rescinded, shall not be entitled to, and hereby specifically waives, any right to receive Company distributions from and after the date of such Transfer or purported Transfer. Notwithstanding the foregoing, to the extent that a Member would have been entitled to Company distributions but for the preceding provisions of this Section 8.5 ("Omitted Distributions"), if and when such Transfer or purported Transfer shall be rescinded, such Member shall be entitled to receive all such Omitted Distributions (but no interest shall be paid thereon with respect to the period between the date such Omitted Distributions would have been made but for this Section 8.5 and the date they are actually made).

ARTICLE 9.

Buyout Provisions

9.1 Sonat Member's Put Right.

(a) If on or prior to the fifth anniversary of the date of this Agreement, the North Carolina Utility Commission (the "NCUC") either (i) asserts jurisdiction over the Company and the assertion of such jurisdiction, in the reasonable good faith judgment of Sonat Member, adversely impacts Sonat Member or the Company or (ii) takes any action that requires or approves PSNC's competing with the Company to a greater extent than is permitted on the date of this Agreement, Sonat Member, at its option, exercisable on written notice to PSNC Member (a "Put Notice"), shall have the right to require PSNC Member to purchase Sonat Member's Membership Interest on the terms set forth herein (the "Put Right"). The purchase price of Sonat Member's Membership Interest (the "Put Price") shall equal the greater of (x) the

Purchase Price plus $98,880 (the amount of cash contributed to the Company by Sonat Member concurrently with the execution of the Original Agreement) plus the aggregate amount of any additional Capital Contributions made by Sonat Member subsequent to the date hereof plus 50% of the Company's retained earnings (determined in accordance with GAAP) to the end of the Company's preceding fiscal year plus 50% of the earnings before taxes of the Company (determined in accordance with GAAP) from the beginning of the current fiscal year through the date of the Put Closing (as defined below) for the fiscal year in which the Put Closing occurs minus the greater of (A) the aggregate amount of distributions paid to Sonat Member pursuant to Section 6.4(b) prior to the date of the assertion of such jurisdiction or (B) $82,400 for each full month which has elapsed between the date of this Agreement and the date of the assertion of such jurisdiction or change in the extent to which PSNC competes with the Company or (y) 75% of the Fair Market Value of Sonat Member's Membership Interest as determined pursuant to Section 9.1(c), provided, however, that in no event shall the Put Price exceed 125% of the amount which would have been payable by PSNC Member pursuant to clause (x) hereof.

(b) In the event that Sonat Member exercises the Put Right, then (subject to compliance by Sonat Member with the following sentence) PSNC Member shall be obligated to purchase the Membership Interest of Sonat Member at a closing (the "Put Closing") to be held on the latest of (i) the last Business Day of the third full month following PSNC Member's receipt of the Put Notice (or such earlier date as the Members may agree in writing) or (ii) three Business Days after (x) the Put Price has been determined or (y) such later date as may be required to obtain all required governmental regulatory consents; provided, however, that PSNC Member's obligations to consummate such purchase shall be further subject to the condition that no injunction or other court or regulatory order blocking such purchase shall be in effect. At the Put Closing, Sonat Member shall provide PSNC Member with representations and warranties comparable to those set forth in Section 2.3 of the Purchase and Sale Agreement concerning PSNC Member's title to its Membership Interest and the sale thereof to PSNC Member. Such purchase shall be made subject to no post-closing indemnities, except with respect to the representations and warranties referred to in the preceding sentence. Notwithstanding the foregoing, Sonat Member may at any time prior to the consummation of the Put Closing withdraw its Put Notice upon written notice to PSNC Member, whereupon such Put Notice shall be null and void and of no further force and effect.

(c) In the event that the Put Right is exercised, as provided herein, the Fair Market Value of Sonat Member's Membership Interest shall be determined, as of the date of the Put Notice, by an Investment Bank selected by mutual agreement of Sonat Member and PSNC Member. If Sonat Member and PSNC Member are unable to mutually agree on the selection of an Investment Bank within 10 days of receipt by PSNC Member of the Put Notice, then the Investment Bank will be selected by the American Arbitration Association. The Members each shall be responsible for 50% of the costs or fees of the Investment Bank and the American Arbitration Association.

9.2 Buy-Sell Procedure.

(a) The procedures set forth in this Section 9.2 may be invoked by either Member (i) at any time after the fifth anniversary of the date of this Agreement, or (ii) at any time following the occurrence of any Change of Control of the other Member (the Member invoking such procedures shall be referred to as the "Initiating Member") by giving written notice thereof (the "Buy–Sell Notice") to the other Member (the "Responding Member"). In the event that both Members desire to invoke the procedures set forth in this Section 9.2, the first Member to deliver the Buy–Sell Notice shall be deemed to be the Initiating Member.

(b) The Buy–Sell Notice shall set forth a cash price (the "Buy–Sell Price") at which, at the option of the Responding Member, the Initiating Member shall either sell its Membership Interest to the Responding Member (or the Responding Member's designee) or purchase (or cause a designee to purchase) the Responding Member's Membership Interest. At any time within 30 days after receipt of the Buy–Sell Notice (the "Answer Period"), the Responding Member may give a written notice (the "Answer Notice") to the Initiating Member stating that the Responding Member elects either (i) to purchase the Initiating Member's Membership Interest or (ii) to sell its Membership Interest to the Initiating Member, in either case at the Buy–Sell Price. If the Responding Member fails to give an Answer Notice to the Initiating Member within the Answer Period (or gives an Answer Notice which fails to state the Responding Member's election to purchase or sell), the Initiating Member may at any time within 30 days after the end of the Answer Period give a written notice (a "Further Notice") to the Responding Member stating that the Initiating Member elects either (i) to sell its Membership Interest to the Responding Member or (ii) to purchase the Responding Member's Membership Interest, in either case at the Buy–Sell Price. If the Responding Member fails to give within the Answer Period an Answer Notice that states the Responding Member's election as provided above, and the Initiating Member fails to give within 30 days after the end of the Answer Period a Further Notice that states the Initiating Member's election as provided above, then on the thirty-first day after the end of the Answer Period, the Buy–Sell Notice shall become null and void and of no effect for any purpose.

(c) A Member shall purchase the other Member's Membership Interest (the "Buying Member"), or sell its Membership Interest to the other Member (the "Selling Member"), as the case may be, pursuant to the foregoing procedures at a closing (the "Buy–Sell Closing") to be held at a place and time which is reasonably specified by the Buying Member to the Selling Member and on a date which is no later than (i) 20 days after the Answer Notice or Further Notice, as the case may be, is given or (ii) such later date as may be required to obtain all required governmental regulatory consents (or at such other place, time or date as the Members shall agree); provided, however, that the obligation of each Member shall be subject to the condition that no injunction or other court or regulatory order blocking such closing shall be in effect. At the Buy–Sell Closing, (x) the Buying Member shall pay to the Selling Member an amount of cash equal to the Buy–Sell Price and (y) the Selling Member shall provide the Buying Member with representations and warranties comparable to those set forth in Section 2.3 of the Purchase and Sale Agreement concerning the Selling Member's title to its Membership Interest and the sale thereof to the Buying Member. Such purchase and sale shall be made subject to no post-closing indemnities, except with respect to the representations and warranties referred to in the preceding sentence.

(d) In addition to the Buy-Sell Price, the following amounts shall be payable by PSNC Member to Sonat Member:

(i) in the event that PSNC Member is the Buying Member, and in the absence of any "material change" (as defined in (e) below) in the compensation payable by PSNC to the Company under the Agency Agreement:

(A) if the Buy-Sell Closing occurs on or prior to the fifth anniversary of the date of this Agreement, an additional amount (the "First Agency Agreement Adjustment") equal to:

(1) 1.66% of 33.6% of the Purchase Price (which is the portion of the Purchase Price deemed attributable to the Agency Agreement) times the number of full months elapsed between the month in which the Buy-Sell Closing occurs and the month in which the date of the fifth anniversary of this Agreement occurs plus

(2) 50% of the average annual compensation payable by PSNC to the Company pursuant to the Agency Agreement during each of the three years prior to the Buy-Sell Closing (or, if the Buy-Sell Closing occurs prior to the third anniversary of the date of this Agreement, the average annual compensation payable by PSNC to the Company pursuant to the Agency Agreement during such shorter period); or

(B) if the Buy-Sell Closing occurs after the fifth anniversary of the date of this Agreement, an additional amount (the "Second Agency Agreement Adjustment") equal to 50% of the average annual compensation payable by PSNC to the Company pursuant to the Agency Agreement during each of the three years prior to the Buy-Sell Closing; or

(ii) in the event that Sonat Member is the Buying Member and PSNC exercises its right to terminate the Agency Agreement in accordance with its terms and in the absence of any "material change" (as defined below) in the compensation payable by PSNC to the Company under the Agency Agreement:

(A) if the Buy-Sell Closing occurs on or prior to the fifth anniversary of the date of this Agreement, an additional amount equal to the First Agency Agreement Adjustment; or

(B) if the Buy-Sell Closing occurs after the fifth anniversary of the date of this Agreement, an additional amount equal to the Second Agency Agreement Adjustment;

Except as set forth in the proviso to this sentence, PSNC Member shall have the option of paying the amount of the First Agency Agreement Adjustment or the Second Agency Agreement Adjustment, as applicable either (i) in full on the date of the Buy-Sell Closing or (ii) in equal monthly installments commencing with the first month after the month in which the Buy-Sell Closing occurs and ending with the earlier of (A) the month in which the date of the termination of the Agency Agreement would have occurred but for the exercise of either Member's rights under this Section 9.2 or (B) the month which is sixty (60) months after the month in which the Buy-Sell Closing occurs (such period shall be referred to herein as the "Payment Period"); provided, however, that notwithstanding anything set forth above, PSNC Member shall be required to pay to Sonat Member in full on the date of the Buy-Sell Closing the portion of the First Agency Agreement set forth in Section 9.2(d)(i)(A)(1).

(e) For purposes of calculating the Agency Agreement Adjustment the parties agree that a "material change" shall have occurred in the compensation payable by PSNC to the Company under the Agency Agreement if, in the most recent 12 month period immediately preceding the Buy-Sell Closing, the Company experiences at least a 33% reduction in the compensation payable by PSNC to the Company under the Agency Agreement from the compensation payable by PSNC to the Company in the 12 month period preceding the most recent 12 month period immediately preceding the Buy-Sell Closing. In the event that a "material change" occurs, for purposes of calculating the First Agency Agreement Adjustment or the Second Agency Agreement Adjustment, the compensation payable by PSNC to the Company under the Agency Agreement during each of the two consecutive 12 month periods immediately preceding the most recent 12 month period immediately preceding the Buy-Sell Closing shall be reduced by a percentage equal to the percentage of the actual decline in the compensation payable by PSNC to the Company under the Agency Agreement in the most recent 12 month period immediately preceding the Buy-Sell Closing from the average compensation payable by PSNC to the Company in each of the two immediately preceding 12 month periods. Upon the mutual agreement of PSNC Member and Sonat Member, a "material change" may be deemed to have occurred, to be in the process of occurring or to be likely to occur under circumstances other than those set forth above. In the event that PSNC Member and Sonat Member agree that such other circumstances constitute a "material change", the calculation of the First Agency Agreement Adjustment or the Second Agency Agreement Adjustment, as applicable, set forth above, may be adjusted in a manner agreed by Sonat Member and PSNC Member at such time. Similarly, if PSNC Member and Sonat Member mutually agree that a "material change" has to have occurred during the Payment Period, the First Agency Agreement Adjustment or the Second Agency Agreement Adjustment, as applicable, shall be further adjusted during the remaining portion of the Payment Period to reflect the impact of the material change on a basis proportional to the impact of the "material change" upon the revenue PSNC is entitled to retain from secondary market transactions.

ARTICLE 10.

Confidentiality; Non-Competition

10.1 Confidential Information.

(a) Generally. Each Member agrees that, except as expressly set forth in this Section 10.1, (i) such Member shall, and shall cause its Affiliates and its and their officers, committee members, directors, employees, attorneys, accountants, consultants, agents and subcontractors (collectively, "Representatives") to, keep confidential any and all information, including, without limitation all trade secrets and other proprietary information (whether in oral or written form), acquired prior to or after the execution of this Agreement from the other Member, any of its Affiliates or any of its or their respective Representatives, and which relates to the other Member, any of its Affiliates or any of their respective businesses ("Confidential Information"), and (ii) each Member shall not disclose, directly or indirectly, and shall cause its respective Affiliates not to disclose, directly or indirectly, any Confidential Information to anyone outside such Member or its Affiliates. Notwithstanding the foregoing, "Confidential Information" shall not include any information disclosed to a Member (or to any other Person referred to above) if such Member or any of its Affiliates can demonstrate that such information:

(i) is or hereafter becomes generally available to the trade or public other than by reason of any breach or default by such Member, any of its Affiliates or any Representative of the foregoing with respect to a confidentiality obligation under this Agreement or any Related Party Agreement;

(ii) was already known to such Member or such Affiliate or Representative;

(iii) is disclosed to such Member or such Affiliate or Representative by a Third Party who has the right to disclose such information;

(iv) is developed by or on behalf of such Member or any of its Affiliates independently, without reliance on Confidential Information received hereunder;

(v) based on the advice of counsel, is required to be disclosed in compliance with applicable legal requirements by a court, arbitrator or Governmental Authority, including without limitation the NCUC, or by a listing agreement with, or any applicable rule of, any national securities exchange or the National Association of Securities Dealers, Inc.;

(vi) based on such Member's or such Affiliate's good faith judgment, is required to be disclosed in such Person's (or any of its Affiliates') financial statements (including, without limitation, in the notes or schedules thereto) so that such financial statements comply with GAAP; or

(vii) is in good faith reasonably believed to be required to be disclosed in the ordinary course of the conduct of the Business.

Whenever any Member or any of its Affiliates becomes aware of any state of facts which would or might result in disclosure of Confidential Information pursuant to subparagraph (v) above, it shall, if possible, promptly notify the person making disclosure (the "Disclosing Person") prior to any such disclosure so that the Disclosing Person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In any event, if such Member or Affiliate is unable to notify promptly the Disclosing Person or if such protective order or other remedy is not obtained, or if the Disclosing Person waives compliance with the provisions of this Agreement, such Member or Affiliate shall furnish only that portion of the information which it is advised by counsel is legally required and shall exercise reasonable efforts to obtain assurance that confidential treatment shall be accorded the Confidential Information.

(b) Use of Confidential Information. Each Member agrees that no Confidential Information shall be used or exploited by any Member or any of its Affiliates or Representatives for its or their respective benefit or the benefit of any other relationships with customers of such Member and its Affiliates.

10.2 Non-Competition. In order to enable the Company to achieve maximum efficiency in its marketing efforts, each Member covenants and agrees that during the term of the Agreement it will not directly or indirectly (including, without limitation, through any of its Affiliates) compete with the Company for any sales to industrial customers and municipalities located in the states of Maryland, North Carolina, South Carolina (excluding the franchise area of South Carolina Electric and Gas), Virginia and the District of Columbia with daily gas requirements of between 35 MMBtu per day and 1000 MMBtu per day; provided, however, that notwithstanding anything set forth in this Section 10.2, PSNC shall not be deemed to be in violation of this Section 10.2 by engaging in any activity which it is authorized to engage in pursuant to its Tariff as in effect as of the date of this Agreement.

10.3 Sonat Non-Competition Following the Occurrence of Certain Events. Sonat Member agrees that for a period of nine months following either (i) the exercise by Sonat Member of its put right pursuant to Section 9.1 hereof, (ii) the consummation of the Buy-Sell Procedure pursuant to Section 9.2 in the case where Sonat Member is the Selling Member or (iii) any dissolution of the Company which is not due to any act or omission on the part of PSNC Member or any of its Affiliates, in each case which results in PSNC Member or any of its Affiliates succeeding to the Company's interest in the Business (such entity shall be referred to herein as the "PSNC Successor"), it will not directly or indirectly (including, without limitation, through any of its Affiliates) compete with the PSNC Successor for any sales to industrial customers and municipalities located in the states of Maryland, North Carolina, South Carolina (excluding the franchise area of South Carolina Electric and Gas), Virginia and the District of Columbia with daily gas requirements of between 35 MMBtu per day and 1,000 MMBtu per day.

10.4 Rights and Remedies Upon Breach. If any Member (either directly or by virtue of the activities of any of its Affiliates or any of its or their respective Representatives) breaches, or threatens to commit a breach of, any of the provisions of Section 10.1, 10.2 or 10.3, each other Member shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to such other Member under law or in equity:

(i) the right and remedy to have Section 10.1, 10.2 or 10.3 specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to each non-breaching Member, its Affiliate and/or the Company and that money damages will not provide an adequate remedy to each non-breaching Member, its Affiliate and/or the Company; and

(ii) the right and remedy to require the breaching Member (or its Affiliate, if applicable) to account for and pay over (or to cause to be accounted for and paid over) to the Company, all compensation, profits, monies, accruals, increments or other benefits derived or received by such Member, or any of its Affiliates or Representatives as the result of any transactions constituting a breach of Section 10.1, 10.2 or 10.3.

Nothing in this Section 10.4 shall be construed to limit the right of any Member or any of its Affiliates to collect money damages in the event of a breach of Section 10.1, 10.2 or 10.3.

10.5 Reasonableness; Severability; Jurisdiction.

(a) Reasonableness. Each Member acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its and their Representatives) that Sections 10.1, 10.2 and 10.3 are reasonable and valid in scope (geographical, temporal and otherwise) and in all other respects and that it shall not raise (and shall not permit any of the foregoing Persons to raise) any issue of reasonableness as a defense in any proceeding to enforce Section 10.1, 10.2 or 10.3.

(b) Severability; Independent Covenants. In the event that any court determines that Section 10.1, 10.2 or 10.3, or any part thereof, is unenforceable against any Person because of the duration or scope (geographic, temporal or otherwise) of such provision, it is the intention and agreement of the Members that such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable against such party. Notwithstanding and without limitation of the foregoing, in the event that any court shall refuse to enforce any part of Section 10.1, 10.2 or 10.3 against any Person, then the unenforceable portion shall be deemed eliminated from the provisions of this Agreement for the purpose of those proceedings to the extent necessary to permit the remainder of Section 10.1, 10.2 or 10.3 to be enforced against such Person. If the court holds Section 10.1, 10.2 or 10.3, or any part thereof, unenforceable against any Person within any jurisdiction by reason of the breadth of such scope or otherwise, it is the intention and agreement of the Members that such determination not bar, or in any way affect, any right to the relief provided in Section 10.3 (or any other relief to which any Person may be entitled) with respect to any other jurisdiction. The agreements set forth in Section 10.1, 10.2 or 10.3, as they relate to each jurisdiction, are for this purpose severable into diverse and independent covenants.

10.6 Survival. The obligations of each Member under Section 10.1 shall survive (i) any Transfer by a Member of its entire Membership Interest pursuant to Article 8 or 9 and (ii) any dissolution and winding-up of the Company pursuant to Article 12.

ARTICLE 11.

Exculpation and Indemnification

11.1 Exculpation.

(a) The Members hereby agree that no Member, and no Related Person of such Member, shall be liable, responsible or accountable, in damages or otherwise, to any other Member or to the Company for any Losses resulting from or arising out of any act or omission performed or omitted by any of them acting in their respective capacities and in connection with this Agreement; provided, however, that this Section 11.1(a) shall not apply to any Member or any of its Related Persons with respect to any such Losses resulting from or arising out of (i) in the case of any Member, (x) any act or omission of such Member constituting gross negligence, willful misconduct or bad faith, (y) any breach or inaccuracy in any material respect of any of the representations and warranties of such Member set forth in Article 13, or (z) any breach by such Member or any of its Related Persons of any of the provisions set forth in Articles 8, 9 and 10 and Sections 3.5, 3.6, 3.8, 3.9, 4.2, 12.1, 14.11, or (ii) in the case of any Related Person, any act or omission of such Related Person constituting gross negligence, willful misconduct or bad faith. The exculpation afforded to the Members and their respective Related Persons pursuant to this Section 11.1(a) shall not be affected by a Member ceasing to be a member in the Company, and this Section 11.1(a), as in effect at the time a Member ceases to be a member in the Company, shall continue to inure to the benefit of, and may be raised by, it and its current and past Related Persons.

(b) The Members hereby agree that any Person who at any time shall be, or have been, a Committee Member or Officer or a director, committee member, officer or employee of a Member or any of its Affiliates shall not be liable, responsible or accountable, in damages or otherwise, to the Members or to the Company for any Losses resulting from any act or omission performed or omitted by any of them in such capacity and in connection with this Agreement; provided, however, that this Section 11.1(b) shall not apply to any Committee Member or Officer or any director, committee member, officer or employee of a Member or any of its Affiliates with respect to any such Losses resulting from or arising out of any act or omission of such Person constituting gross negligence, willful misconduct or bad faith. The exculpation afforded to Committee Member and Officers pursuant to this Section 11.1(b) shall not be affected by such Person ceasing to be a Committee Member or Officer or a director, committee member, officer or employee of a Member or any of its Affiliates, and this Section 11.1(b) as in effect at the time a Person ceases to be a Committee Member or Officer or a director, committee member, officer or employee of a Member or any of its Affiliates shall continue to inure to the benefit of, and may be raised by, such Person.

11.2 Indemnification.

(a) The Members hereby agree that the Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Member and each of its Related Persons from and against any and all Losses that may be incurred by it in connection with or by reason of (i) any action, suit or proceeding in which such Member or such Related Person may be involved, or threatened to be involved, asserting that such Member or such Related Person is liable for obligations of the Company and/or (ii) without limiting the foregoing clause (i), to the extent such actual or threatened action, suit or proceeding is based upon acts or omissions, or alleged acts or omissions, of the Company and/or, in the case of a Member, such Member as a member in the Company; provided, however, that (x) this Section 11.2 shall not apply to any Member or any of its Related Persons with respect to any Losses resulting from or arising out of any act or omission of such Person of the nature described in the provisions set forth in Section 11.1(a)(i) or (ii) above (as applicable) and (y) the Company's obligation to any Related Person under this Section 11.2(a) shall be conditioned upon such Person (or the appropriate Member on his behalf) complying with the procedures set forth in Section 11.3.

(b) The Members hereby agree that the Company shall, to the fullest extent provided by applicable law, indemnify and hold harmless each Person who is or was a director, committee member, officer or employee of such Member or any of its Affiliates, including, without limitation those Persons who at any time on or after the date of this Agreement shall be, or have been a Committee Member or Officer from and against any and all Losses that may be incurred by each such Person in connection with or by reason of any action, suit or proceeding in which such Person may be involved, or threatened to be involved, by reason of his status (or former status) as or his acts (other than his alleged errors and omissions) as a Committee Member or Officer, or as a director, committee member, officer or employee of such Member or any of its Affiliates; provided, however, that (i) this Section 11.2(b) shall not apply to any Losses resulting from any act or omission of any such Person constituting willful misconduct, gross negligence or bad faith and (ii) the obligation of the Company to any such Person under this Section 11.2(b) shall be conditioned upon such Person complying with the procedures set forth in Section 11.3.

(c) The Members hereby agree that each Member shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Person who is or was a director, committee member, officer or employee of such Member or any of its Affiliates, including, without limitation, those Persons who at any time on or after the date of this Agreement shall be or have been a Committee Member or Officer, from and against any and all Losses that may be incurred by each such Person in connection with or by reason of any action, suit or proceeding in which such Person may be involved, or threatened to be involved, by reason of any of his actual or alleged errors or omissions as a Committee Member or Officer, or as a director, committee member, officer or employee of such Member or any of its Affiliates; provided, however, that (i) this Section 11.2(c) shall not apply to any Losses resulting from any act or omission of any such Person constituting willful misconduct, gross negligence or bad faith and (ii) the obligation of a Member to any such Person under this Section 11.2(c) shall be conditioned upon such Person complying with the procedures set forth in Section 11.3.

11.3 Indemnification Procedures. Promptly after receipt by any Person (an "Indemnified Person") of written notice of the commencement or threatened commencement of any action, suit or proceeding in respect of which such Person will or may be entitled to seek indemnification under Section 11.2 of this Agreement, the Indemnified Person shall notify the Person that is or may be obligated to provide such indemnification (the "Indemnifying Person") thereof in writing. No failure to so notify the Indemnifying Person shall relieve the Indemnifying Person from the obligation to indemnify the Indemnified Person except to the extent that the Indemnifying Person shall have been actually prejudiced by such failure. The Indemnifying Person shall be entitled to assume the defense of such actual or threatened action, suit or proceeding, provided that, within 30 days of such written notice, the Indemnifying Person acknowledges responsibility therefor and notifies the Indemnified Person in writing of its election to so assume full control. In the event that the Indemnifying Person does not so assume full control, then the Indemnified Party may defend such action, suit or proceeding in such manner as it may deem appropriate at the reasonable cost and expense of the Indemnifying Person, and the Indemnifying Person shall promptly reimburse the Indemnified Person therefor. Such costs and expenses (including, without limitation, reasonable legal fees and expenses) shall, from time to time, be advanced by the Indemnifying Person prior to the final disposition of the relevant actual or threatened action, suit or proceeding upon receipt by the Indemnifying Person of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Person is not entitled to be indemnified pursuant to Section 11.2. In any event, the Indemnifying Person shall not be required to indemnify any Indemnified Person for any amount paid or payable by such Indemnified Person in the settlement of any actual or threatened action, suit or proceeding agreed to without the written consent of the Indemnifying Person (which consent shall not be unreasonably withheld or delayed). Any amounts payable to, or for, an Indemnified Person pursuant to Section 11.2(a) or (b) are recoverable only out of the assets of the Company and not from any of the Members.

11.4 Subrogation. In the event that any Indemnifying Person shall be obligated to indemnify any Indemnified Person pursuant to this Article 11, the Indemnifying Person shall, upon payment of such indemnity in full, be subrogated to all rights of the Indemnified Person with respect to the claims to which such indemnification relates.

11.5 Survival. The agreements contained in this Article 11 shall survive (i) any Transfer by a Member of its entire Membership Interest pursuant to Article 8 or 9 and (ii) any dissolution and winding-up of the Company pursuant to Article 12, and are in addition to, and not in lieu of, the rights and remedies available to any Indemnified Person against any Indemnifying Person under law or in equity.

ARTICLE 12.

Dissolution

12.1 Agreement Not to Resign. Each Member agrees that it shall not resign from the Company, except (i) in connection with a Permitted Transfer made in accordance with the applicable provisions of Article 8 or pursuant to the sale of a Member's Membership Interest pursuant to Article 9 or (ii) with the prior written consent of each other Member. Except as may otherwise be expressly provided in this Agreement, a Member shall not be entitled to receive any payment pursuant to Section 18-604 of the Act.

12.2 Dissolution. A dissolution of the Company shall take place upon the first to occur of the following:

(i) Requisite Approval to dissolve the Company;

(ii) the sale (directly and/or indirectly through sales of the stock or assets of Subsidiaries of the Company, if any) with Requisite Approval of the Business and the Company (as conducted and held by the Company and its Subsidiaries, if any, considered as a whole) as an entirety or substantially as an entirety;

(iii) the death, retirement, expulsion, "event of bankruptcy" (as defined in Section 18-304 of the Act), resignation (other than a Permitted Transfer made in accordance with the applicable provisions of Article 8, a sale of a Member's Membership Interest pursuant to Article 9 or a resignation from the Company with the prior written consent of each other Member) or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member unless all of the remaining Members consent within 90 days following the occurrence of such event to continue the Company; or

(iv) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

12.3 Winding-Up Procedures. If a dissolution of the Company pursuant to Section 12.2 occurs, then, subject to the exercise by the Members of any rights they might have under this Agreement or the Act, the Management Committee shall proceed as promptly as practicable to wind up the affairs of the Company in an orderly and businesslike manner and distribute the assets thereof within the time required by Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2) if applicable. A final accounting shall be made by the Management Committee. The Accountants shall review the final accounting and shall render their report with respect thereto. As part of the winding up of the affairs of the Company, the following steps will be taken in the following order:

(a) The assets of the Company shall be sold (and the Capital Accounts of each Member adjusted in accordance with Section 6.1 to take into account the effect or gain or loss from such sales on Net Income or Net Loss) except to the extent that the Management Committee determines that some or all of the assets of the Company shall be retained by the Company for distribution to the Members as hereinafter provided. The Capital Account for each Member shall be adjusted in accordance with Section 6.1 as if the Company sold such retained assets for their Agreed Values and any gain or loss from such sales were reflected in Net Income or Net Loss. Any asset retained for distribution in accordance herewith shall be distributed at its Agreed Value (net of liabilities that the distributee Member is considered to assume or take subject to under Section 752 of the Code).

(b) Distributions of the assets of the Company after a dissolution of the Company shall be conducted as follows:

(i) all of the Company's debts, liabilities and obligations (including those arising under this Agreement and the Related Party Agreements, but excluding any other debts, liabilities and obligations to any Member), shall be paid in full or otherwise provided for, or a reserve therefor (or for any contingent or unforeseen liabilities or obligations, as determined by the Management Committee) shall be set aside;

(ii) next, any debts, liabilities and obligations of the Company to the Members shall be paid in full or otherwise provided for, or a reserve therefor shall be set aside;

(iii) next, the assets shall be distributed to the Members in proportion to their respective positive Capital Accounts as adjusted herein until such Capital Accounts equal zero; and

(iv) next, the balance of the assets, if any, shall be distributed to the Members in accordance with their respective Percentage Shares.

(c) Except as provided by law or as expressly provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Contribution or Capital Account. If the assets remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return Capital Contribution or Capital Account of any Member, such Member shall have no recourse against any other Member.

12.4 Purchase of Assets Upon Winding-Up. If any Company assets are sold in connection with the winding-up of the Company, any Member shall have the right to bid on and, if such bid is accepted, purchase such assets at any sale.

12.5 Survival. Dissolution of the Company for any reason shall not release either Member from any liability which at the time of dissolution had already accrued to the other Member or any Affiliate thereof or which thereafter may accrue in respect of any act or omission prior to completion of the winding-up process. This Section 12.5 shall survive the dissolution and winding-up of the Company.

12.6 Termination of the Company. On completion of the distribution of Company assets as provided in this Agreement, the Company shall be terminated and the Management Committee (or such other Person or Persons as the Act may require or permit) shall cause the cancellation of the Certificate and any filings made as provided in Section 4.1 and shall take such other actions as may be necessary to terminate the Company.

ARTICLE 13.

Representations and Warranties

13.1 Representations and Warranties. In order to induce each other to enter into this Agreement and to perform its obligations hereunder, each of Sonat Member and PSNC Member hereby represents and warrants to the other as of the date hereof (and any Permitted Transferee shall be deemed to represent and warrant to each other Member as of the date on which such Permitted Transferee shall become a Member) that:

(a) It is a corporation (in the case of PSNC Member) or a limited partnership (in the case of Sonat Member) duly organized, validly existing and in good standing under the laws of its state of organization and it has all corporate or partnership power as the case may be and authority necessary to carry on its business as it is now being conducted, to enter into this Agreement and to perform its obligations hereunder.

(b) All corporate or partnership and other proceedings required to be taken by or on behalf of such Member to authorize it to enter into and carry out this Agreement have been duly taken, and this Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, such Member, enforceable against such Member in accordance with its terms, except (i) as such enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and (ii) to the extent that equitable remedies, such as injunctive relief or specific performance, are within the discretion of courts of competent jurisdiction.

(c) The execution and delivery of this Agreement, the performance by such Member of its terms, and the consummation of the transactions contemplated hereby, will not result in any violation of, or default or loss of a benefit under, or permit the acceleration of any obligation under, (i) the certificate of incorporation or by-laws or partnership agreement, as applicable (or comparable instruments with different names) of such Member, (ii) any contract, agreement or commitment of such Member, or (iii) any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Member or to its properties, other than such conflicts, violations, defaults or losses which do not and will not, individually or in the aggregate, have a material adverse effect on the business or financial condition of such Member or the ability of such Member to perform its obligations hereunder.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority remains to be obtained or made in connection with the execution and delivery of this Agreement by such Member or the consummation by such Member of the transactions contemplated hereby.

(e) No litigation, claim, proceeding or investigation of any nature is pending or, to such Member's knowledge, threatened against or affecting it that would materially interfere with its ability fully to perform its obligations under this Agreement. As used in this Article 13, a litigation claim, proceeding or investigation shall be "threatened" if a specific potential claimant has overtly manifested to such Member an awareness of and present intention to assert or commence such litigation, claim, proceeding or investigation on the basis of specified facts and theories.

(f) All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by such Member or its Affiliates directly with the other Member or Affiliates thereof and without the intervention of any Person who, either as a result of any act of such Member or otherwise to the knowledge of such Member, has or will have a valid claim against any of the Members or their Affiliates for a finder's fee, brokerage commission or other like payment with respect to this Agreement or such transactions.

13.2 Additional Matters.

(a) In order to induce PSNC Member to enter into this Agreement and to perform its obligations hereunder, Sonat Member hereby represents and warrants to PSNC Member as of the date hereof that (i) it is a Subsidiary of Sonat Inc., a Delaware corporation and (ii) it is not a "public utility holding company" within the meaning of PUHCA and the consummation of the transactions contemplated hereby will not cause PSNC, PSNC Member or the Company to become subject to PUHCA.

(b) In order to induce Sonat Member to enter into this Agreement and to perform its obligations hereunder, PSNC Member hereby represents and warrants to Sonat Member as of the date hereof that (i) it is a Wholly-Owned Subsidiary of PSNC, and (ii) it is not a "public utility holding company" within the meaning of PUHCA and the consummation of the transactions contemplated hereby will not cause Sonat Inc., Sonat Marketing, Sonat Member or the Company to become subject to PUHCA.

13.3 Survival. The representations and warranties contained in this Agreement shall survive this Agreement and any investigation made by or on behalf of any of the parties hereto at any time with respect thereto.

ARTICLE 14.

Miscellaneous

14.1 Waiver of Rights of Partition and Dissolution. Each of the Members hereby waives all rights it may have at any time to maintain any action for division or sale of the Company Property as now or hereafter permitted under any applicable statutes or other laws. Each of the Members hereby waives and renounces its rights to seek a court decree of dissolution or to seek the appointment of a court receiver for the Company as now or hereafter permitted under any applicable statutes or other laws. Subject to mandatory provisions of law and to circumstances involving a breach of this Agreement, each of the Members covenants that it will not (except with the consent of the Management Committee) file a bill for Company accounting.

14.2 Entire Agreement; Construction. This Agreement, together with the Annex, Schedules and Exhibits hereto (and any other agreements expressly contemplated hereby or thereby) and the matters referred to herein and therein, constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, between the Members or their Affiliates or any of them with respect to the subject matter hereof. In construing this Agreement, no Member shall have any term or provision construed against it solely by reason of it having drafted the same.

14.3 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (other than its rules of conflicts of laws), and specifically the Company shall be subject to provisions of the Act except to the extent modified by the provisions hereof to the extent permitted by the Act. Each party expressly consents to the non-exclusive jurisdiction of the state courts located in the State of Delaware in all disputes arising under or related to this Agreement, the Related Party Agreements and the transactions contemplated hereby and thereby and expressly waives its right to assert as a defense in any such action, suit or proceeding that such party is not subject thereto or that such action suit or proceeding may not be brought or is not maintainable in such courts, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Service of process on any party in any action arising under or related to this Agreement, the Related Party Agreements and the transactions contemplated hereby and thereby shall be effective if delivered or sent to such party in accordance with the provisions of Section 14.7

14.4 Third Party Beneficiaries. Except as otherwise provided in Sections 11.1 and 11.2, and except for Indemnified Persons in accordance with Article 11, (i) this Agreement is for the benefit solely of, and shall inure solely to the benefit of, each of the Members and (ii) this Agreement is not enforceable by any Person (including without limitation the Company or any creditor of the Company or of any Member) other than the Members.

14.5 Expenses. Each of the Members agrees to pay one-half of all legal fees incurred in connection with the preparation, negotiation and execution of this Agreement and the Related Party Agreements and the consummation of the transactions contemplated hereby and thereby. Each Member shall pay all other fees, including without limitation, all accounting fees, and fees to consultants and advisers, incurred by it, including any brokers' or investment banking fees relating to this Agreement, the Related Party Agreements and the consummation of the transactions contemplated hereby and thereby and shall indemnify and hold the Company and the other Member free and harmless from any of such expenses and fees.

14.6 Waivers and Amendments. This Agreement may be amended, or modified and the terms hereof may be waived, only by a written instrument signed by all Members, or, in the case of a waiver, by the Member waiving compliance. Except where a specific period for action or inaction is provided herein, no failure on the part of any Member to exercise, and no delay on the part of a Member in exercising, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of a Member of any such right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

14.7 Notices. All notices, requests, demands, and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, or, delivered by hand or by nationally recognized air courier service, or by facsimile transmission directed to the address or facsimile transmission number of such Person set forth below:

If to the Company, to:

Sonat Public Service Company L.L.C.
c/o PSNC Member at the
address below.

If to Sonat Member:

Sonat Marketing Company L.P.,
Four Greenway Plaza
Houston, Texas 77046
or
P.O. Box 1513
Houston, Texas 77252–1513
Attention: Paul Koonce, Senior Vice President
Telecopier Number: (713) 840-4999
Telephone Number: (713) 840-4977

If to PSNC Member:

PSNC Production Corporation
400 Cox Road
P.O. Box 1398
Gastonia, North Carolina 28053-0698
Attention: Frank Yoho, Vice President
Telecopier Number: (704) 834-6551
Telephone Number: (704) 834-6505

Any such notice shall become effective only when received by the addressee, provided that any notice or communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next Business Day of the recipient. From time to time any Member may designate a new address or telecopy number for purposes of notice hereunder by notice to such effect to each other Member.

14.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument.

14.9 Successors and Assigns. Except as otherwise specifically provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

14.10 Captions; Section References. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to this Agreement unless otherwise specified.

14.11 No Partnership Nothing contained herein shall be deemed to create any relationship or partnership, joint venture or agency, nor shall any similar relationship be deemed to exist by virtue of this Agreement among Sonat Member or any of its Affiliates and PSNC Member or any of its Affiliates.

IN WITNESS WHEREOF, each of the Members has caused this Agreement to be executed by its respective officer thereunto duly authorized as of the date first above written.

SONAT MARKETING COMPANY L.P.

By: Sonat Marketing Company
Its General Partner

By: [signature]
Name: Richard B. Bates
Title: President

PSNC PRODUCTION CORPORATION

By: Charles E. Zeigler Jr.
Name: Charles E. Zeigler Jr.
Title: President

Annex I

Certain Definitions

1. As used in the Agreement (as defined below) the following terms have the following meanings (terms defined in the singular to include the plural and vice versa and references in this Annex I to Sections constitute references to Sections of the Agreement unless otherwise expressly indicated):

"Accountants" shall mean the independent certified public accountants of the Company.

"Act" shall mean the Delaware Limited Liability Company Act, and any successor statute, as amended from time to time. References to Sections of the Act shall be deemed to refer to the named Section or any successor provision.

"Adjusted Capital Account" of a Member, as of the end of any fiscal year of the Company, means the Capital Account maintained for such Member, as of the end of such fiscal year, (a) increased by any amounts that such Member is treated as obligated to restore pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Member in subsequent years under Section 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Member in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Member's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.2(d) or (e)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" shall mean, with respect to any specified Person, any other Person who or which, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person. Notwithstanding the foregoing, (i) neither the Company nor any Person Controlled by the Company shall be deemed to be an "Affiliate" of any Member or of any Affiliate of a Member, and (ii) no Member or any Affiliate thereof shall be deemed to be an "Affiliate" of any other Member or any Affiliate thereof by virtue of its Membership Interest.

"Agreed Value" shall be (i) with respect to all property hereafter transferred to the Company as a Capital Contribution (other than PSNC Member's Capital Contribution pursuant to Section 2.3(a)), the Fair Market Value of the property on the date that it is contributed to the Company as determined by the Management Committee, (ii) with respect to PSNC Member's Capital Contribution pursuant to Section 2.3(a), $9,789,120, (iii) with respect to all property distributed by the Company to a Member, the Fair Market Value of the property on the date of distribution as determined by the Management Committee, and (iv) with respect to the revaluation of Company Property in accordance with the last sentence of Section 6.1(a) of the Agreement, the Fair Market Value of such Company Property at the time of the event requiring such revaluation as determined by the Management Committee.

"Agreement" shall mean the Amended and Restated Limited Liability Company Agreement dated as of December 1, 1996 between the Members, as it may from time to time be amended or modified in writing.

"Annual Budget" shall mean, for any fiscal year of the Company, the budget and projected cash flow statement for the Company for such fiscal year, as approved by the Management Committee.

"Business" shall mean (i) the business of developing and expanding marketing opportunities to industrial customers and municipalities located in the states of Maryland, North Carolina, South Carolina (excluding the franchise area of South Carolina Electric & Gas), Virginia and the District of Columbia with daily gas requirements of between 35 MMBtu per day and 1,000 MMBtu per day, (ii) as agent for PSNC for the business of developing and expanding the market for released capacity, to maximize utilization of PSNC's excess capacity to the benefit of its rate payers, (iii) the ownership and operation of the Company Property acquired in connection with the foregoing, and (iv) such other business as may be conducted by the Company from time to time.

"Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized by law to close.

"Capital Account" shall mean the capital account of a Member in the Company, calculated as set forth in Section 6.1(a).

"Capital Contribution Date" shall mean any date on which Capital Contributions are required to be made pursuant to the Agreement (which date shall be the last Business Day of a month).

"Capital Contributions" shall mean the contributions made by each Member to the capital of the Company pursuant to Sections 2.3(a) and (b) and 5.1.

"Change of Control" of a Member shall be deemed to have occurred if and when:

(w) there shall be consummated either (i) any consolidation or merger of such Member's Parent in which such Member's Parent is not the continuing or surviving corporation or pursuant to which shares of the common stock of such Member's Parent are converted into cash, securities or other property, other than a merger of such Member's Parent in which each holder of the common stock of such Member's Parent immediately prior to the merger has upon consummation of the merger the same proportionate ownership of common stock of the surviving corporation as such holder had of the common stock of such Member's

Parent immediately prior to the merger, or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of such Member's Parent;

(x) the shareholders of such Member's Parent shall approve any plan or proposal for the liquidation or dissolution of such Member's Parent;

(y) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than any trustee under any employee benefit plan of such Member's Parent or any of its Subsidiaries, and persons (as such term is so used) who are then affiliates (as defined in Rule 12b-2 under the Exchange Act) of such person, or any one of them, shall after the date hereof become the beneficial owner or owners (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of such Member's Parent representing in the aggregate 20% or more of the voting power of all then outstanding securities of such Member's Parent having the right under ordinary circumstances to vote in an election of the Board of Directors of such Member's Parent (without limitation, any securities of such Member's Parent having such voting power that any such person has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, shall be deemed beneficially owned by such person); or

(z) during any period of 13 consecutive months, individuals who at the beginning of such period constitute the entire Board of Directors of such Member's Parent and any new directors whose election by the Board of Directors of such Member's Parent, or whose nomination for election by the shareholders of such Member's Parent's, shall have been approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election shall previously have been so approved shall cease for any reason to constitute a majority of the members of the Board of Directors of such Member's Parent.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" means, with respect to each Nonrecourse Liability of the Company, the amount of gain (of whatever character) that would be realized by the Company if it disposed of the Company Property subject to such liability in a taxable transaction in full satisfaction of such liability (and for no other consideration), and by then aggregating the amounts so computed. It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulation Section 1.704-2(d), including without limitation the requirement that if the book value of property (as determined for purposes of computing Net Income and Net Loss) subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such book value.

"Company Property" shall mean all property, whether real or personal, tangible or intangible, owned by the Company.

"Control" shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term "Controlled" shall have a correlative meaning.

"Dollar" or "$" shall mean lawful currency of the United States of America.

"Economic Risk of Loss" with respect to any liability of the Company means the economic risk of loss borne by a Member with respect to such liability as determined under Treasury Regulation Section 1.752-2 (without regard to whether that Section otherwise would apply to such liability).

"Fair Market Value" shall mean, as to the Company or other property, the price at which a willing seller would sell and a willing buyer would buy such property having full knowledge of the facts, in an arm's-length transaction without time constraints, and without being under any compulsion to buy or sell.

"GAAP" shall mean generally accepted accounting principles (as such principles are applied in the United States as of the date of the financial statement or other document with respect to which the term is used).

"Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality.

"Indebtedness for Borrowed Money" shall mean (i) obligations for borrowed money (whether secured or unsecured), (ii) obligations representing the deferred purchase price of property or services other than accounts payable arising in the ordinary course of business, (iii) obligations in respect of operating or capital leases entered into other than in the ordinary course of business, whether or not such obligations would be required to be shown as a liability on a balance sheet under GAAP, and (iv) any guarantee or other obligations having the economic effect of a guarantee in respect of any obligations referred to in clauses (i), (ii) or (iii).

"Investment Bank" shall mean a nationally recognized investment bank or comparable financial institution or division or subsidiary thereof engaged in the investment banking business.

"Losses" shall mean all losses, liabilities (joint or several) and damages and all costs and expenses (including all reasonable attorneys' fees and all costs of investigation, litigation, settlement, judgment, interest and penalties).

"Member" shall mean each Person that is a member of the Company as it may be constituted from time to time, initially Sonat Member and PSNC Member.

"Member Nonrecourse Debt" means any Nonrecourse Debt of the Company for which any Member bears the Economic Risk of Loss.

"Membership Interest" shall mean a Member's ownership interest in the Company, including without limitation its Percentage Share and its Capital Account.

"Minimum Gain Attributable" to a Member Nonrecourse Debt, with respect to any Member Nonrecourse Debt, shall have the meaning ascribed to such term for purposes of Treasury Regulation Section 1.704-2(i)(5).

"Net Income or Net Loss" shall mean, for any taxable year or month of the Company, the taxable income or loss, respectively, of the Company for federal income tax purposes, except that (i) items of income, gain, loss, and deduction (including depreciation, cost recovery and amortization deductions) relating to property contributed to the Company by a Member (or revalued pursuant to the last sentence of Section 6.1(a)) shall be computed in accordance with Treas. Reg. § 1.704-3(d)(2), (ii) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing taxable income or loss shall be added to such taxable income or subtracted from such loss, (iii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treas. Reg. Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account under this definition (any such expenditures being referred to for purposes of the Agreement as "Section 705(a)(2)(B) Expenditures") shall be subtracted from such taxable income or added to such loss, and (iv) an amount of gain or loss that would have been recognized by the Company if property distributed by the Company to the Members had instead been sold in a taxable disposition for its Agreed Value at the time of distribution shall be taken into account. Except as otherwise provided in the regulations issued under Section 704(b) of the Code, such amounts shall be computed without regard to any basis adjustment for federal income tax purposes under Sections 732, 734 and 743 of the Code resulting from an election under Section 754 of the Code.

"Nonrecourse Debt" means any Company liability that is considered to be nonrecourse for purposes of Treasury Regulation Section 1.1001-2 (without regard to whether such liability is a recourse liability under Treasury Regulation Section 1.752-1), and any Company liability for which the creditor's right to repayment is limited to one or more assets of the Company (within the meaning of Treasury Regulation Section 1.752-1).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the Economic Risk of Loss.

"Parent" shall mean (i) PSNC with respect to PSNC Member and (ii) Sonat Inc., a Delaware corporation, with respect to Sonat Member.

"Percentage Share" shall be, with respect to each Member, as set forth in Section 2.1(b), subject to adjustment as provided in the Agreement.

"Person" shall mean any individual, corporation, partnership (general or limited), limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental or regulatory body or other entity.

"PUHCA" shall mean the Public Utility Holding Company Act of 1935, 15 U.S. Code § 79 et seq.

"Purchase and Sale Agreement" shall mean the Purchase and Sale Agreement dated as of the date hereof between Sonat Member and PSNC Member relating to the purchase by Sonat Member of a portion of PSNC Member's interest in the Company.

"Related Party Agreement" shall mean the Contribution Agreement, the Agency Agreement dated as of the date hereof between the Company and PSNC, the Gas Sales Agreement dated as of the date hereof between the Company and PSNC Member, the Gas Sales Agreement dated as of the date hereof between the Company and PSNC, the Operating Procedures Agreement dated as of the date hereof by and among the Company and PSNC and any other agreement between the Company, on the one hand, and any Member or any Affiliate of any Member, on the other hand.

"Related Person" means (i) each Person who at any time on or after the date hereof shall have been an Affiliate of any Member and (ii) each Person who at any time on or after the date hereof shall have been an attorney, accountant, consultant, agent or subcontractor of any Member or any of its Affiliates.

"Requisite Approval" shall mean, with respect to any particular action being considered, the prior approval, either at a meeting of the Management Committee pursuant to Section 3.3 or by written consent, of three or more Committee Members.

"Section 705(a)(2)(B) Expenditure" shall have the meaning ascribed to that term in the definition of "Net Income or Net Loss."

"Subsidiary" shall mean, with respect to any specified Person, each of (i) any other Person not less than a majority of the overall economic equity in which is owned, directly or indirectly through one of more intermediaries, by such specified Person, (ii) any other Person in respect of which such specified Person has the power, directly or indirectly through one or more intermediaries, to elect a majority of the board of directors or other persons performing similar functions (it being understood that such other persons performing similar functions may include, for example and without limitation, the board of directors of the sole, or managing, corporate general partner of a limited partnership or the members of a management committee of a partnership, limited partnership or limited liability company performing functions similar to that of a board of directors) and (iii) without limitation of clauses (i) and (ii), any other Person who or which, directly or indirectly through one or more intermediaries, is Controlled by such specified Person.

"Tax Matters Partner" shall mean the Member who serves as "tax matters partner" of the Company as defined in Section 6231(a)(7) of the Code.

"Third Party" shall mean any Person other than a Member or any of its Affiliates.

"Transfer" (when used as a noun or a verb) shall mean any sale, assignment, alienation, gift, exchange, conveyance, transfer, pledge, hypothecation, granting of a security interest or other disposition or attempted disposition whatsoever, whether voluntary or involuntary.

"Treasury Regulations" shall mean the regulations promulgated under the Code by the United States Department of the Treasury. All references in the Agreement to any Section of the Treasury Regulations shall be deemed to refer to such Section as now or hereafter in effect, or any successor thereto.

"Wholly-Owned Subsidiary" shall mean, with respect to any specified Person, any other Person (i) as to which such specified Person owns, directly or indirectly, of record and beneficially, (x) all of the voting power and (y) (A) if such other Person is a corporation, all of the outstanding capital stock, and (B) if such other Person is not a corporation, all of the equity and profits interests at the time any determination thereof is being made, in the case of both sub-clauses (x) and (y) other than director's qualifying (or other similar) shares, and (ii) which such specified Person in any event Controls.

2. The following terms are defined in the Sections of the Agreement indicated below:

Defined Term	Section
Additional Contribution	5.1(d)
Agency Agreement	2.3(d)
Answer Notice	9.2(b)
Answer Period	9.2(b)
Buy-Sell Closing	9.2(c)
Buy-Sell Notice	9.2(a)
Buy-Sell Price	9.2(b)
Buying Member	9.2(c)
Certificate	Party Recitals
Committee Members	3.2
Company	Party Recitals
Confidential Information	10.1(a)
Contract Personnel	3.8(e)
Contribution Agreement	2.3(a)
Deficit	5.1(a)
Disclosing Person	10.1
Estimated Tax Amount	6.4(a)
First Agency Agreement Adjustment	9.2(d)
Funding Certificate	5.1(a)
Further Notice	9.2(b)
Indemnified Person	11.3
Indemnifying Person	11.3
Initiating Member	9.2(a)
Interest Change Date	6.2(a)

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of December 1, 1996 (the "Agreement), between Sonat Marketing Company L.P., a Delaware limited partnership ("Buyer"), and PSNC Production Corporation, a North Carolina corporation ("Seller") and a wholly-owned subsidiary of Public Service Company of North Carolina, Inc., a North Carolina corporation ("PSNC").

WHEREAS, Seller and Buyer have previously formed Sonat Public Service Company, L.L.C., a Delaware limited liability company (the "Company"), and have previously executed and delivered a Limited Liability Company Agreement dated as of December 1, 1996 (the "Company Agreement") with respect to the formation of the Company; and

WHEREAS, Seller is the owner of a 99% interest in the Company; and

WHEREAS, Seller desires to sell and convey to Buyer, and Buyer desires to purchase from Seller, a 49% interest in the Company (the "Membership Interest"); and

WHEREAS, concurrently with such purchase, Seller and Buyer intend to enter into an Amended and Restated Limited Liability Company Agreement (the "Restated Company Agreement").

NOW THEREFORE, in consideration of the premises and other covenants and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale of Membership Interest

Subject to the terms and conditions of this Agreement, at the Closing referred to in Section 1.2 below, Seller shall sell and convey to Buyer, and Buyer shall purchase, the Membership Interest for the Purchase Price specified in Section 1.3.

Section 1.2 Closing

The closing of the sale and purchase of the Membership Interest (the "Closing") shall take place on a date and at such place as is mutually satisfactory to Buyer and Seller following the satisfaction (or waiver) of the conditions to Closing set forth in Article IV hereof (other than those conditions which require the delivery of any documents or the taking of other action at the Closing).

Section 1.3 Purchase Price

The purchase price payable by Buyer in exchange for the Membership Interest shall be $4,845,120 (the "Purchase Price"), which shall be paid on the date of the Closing by wire transfer of immediately available funds to an account designated by Seller in writing no later than two business days prior to the Closing.

Section 1.4 Post-Closing Adjustments to the Purchase Price

(a) Partial Refund of Purchase Price.

Seller shall make a partial refund (the "Refund") of the Purchase Price to Buyer in the event that either of the following events occurs on or prior to the fifth anniversary of the date of this Agreement:

(i) the North Carolina Utility Commission (the "NCUC") reduces below 25% the percentage of the "net compensation" (which the NCUC has defined as the "gross compensation" received from secondary market transactions less all transportation charges, taxes and other costs, including all costs incurred in connection with the purchase of any gas sold in the transaction, and, in the case of transactions with an affiliate, "gross compensation" shall not be less than the gross compensation received in connection with the same or similar transactions with a non-affiliated party) from secondary market transactions (which the NCUC has defined as all interstate sales or transportation transactions involving the use of firm transportation or storage capacity rights on pipelines the costs of which are recovered from North Carolina utility customers, including, but not limited to, buy/sell, capacity release, offsystem sales or other sales for resale transactions) that natural gas distribution companies such as PSNC may retain for their shareholders under the NCUC's December 22, 1995 "Order Approving Stipulation" in Docket No. G-100, Sub 67, or prohibits the Company from receiving that amount in consideration for its agreement to act as agent for PSNC under the Agency Agreement dated as of the date hereof between the Company and PSNC (the "Agency Agreement") and executed simultaneously herewith; or

(ii) the NCUC takes any other action that, in the sole good faith judgment of Buyer, has the effect directly or indirectly of (x) adversely modifying the economics of, or prohibiting, any aspect set forth in Schedule 1.4(a) (each a "Material Aspect") of the transactions contemplated by the Restated Company Agreement and the Related Party Agreements (as defined in the Restated Company Agreement), including, without limitation, any action that restricts or prohibits the Company from engaging in any activities that Seller has heretofore engaged in or deems any of the activities the Company engages in to be secondary market transactions (other than those treated as secondary market transactions as of the date hereof) or (y) otherwise causing the economic assumptions set forth in Schedule 1.4(a) underlying a Material Aspect to have been adversely incorrect; or

(iii) the Agency Agreement is terminated by PSNC in accordance with its terms.

The Refund shall be calculated based upon (x) the portion of the Purchase Price attributable to the Material Aspect or portion of the Material Aspect to the extent identified and agreed upon by Buyer and Seller (as set forth in Schedule 1.4(a)) which is adversely affected by such regulatory action or termination, as applicable less (y) the greater of (1) the aggregate amount of distributions pursuant to Section 6.4(b) of the Restated Company Agreement made by the Company to Buyer prior to the occurrence of such regulatory action or termination, as applicable, and attributable to the Material Aspect or portion of the Material Aspect to the extent identified and agreed upon by Buyer and Seller so affected (the "Attributable Distributions"), or (2) 1.66% of such portion of the Purchase Price which is attributable to the affected Material Aspect or portion of the Material Aspect to the extent identified and agreed upon by Buyer and Seller times the number of full months elapsed between the date hereof and such regulatory action or termination, as applicable. For purposes of the preceding clause (1), the Attributable Distributions shall be equal to the product of the total amount of distributions pursuant to Section 6.4(b) of the Restated Company Agreement and the percentage of the Purchase Price attributable to the adversely impacted Material Aspect or portion of the Material Aspect to the extent identified and agreed upon by Buyer and Seller. The Refund shall be paid to Buyer within 10 business days following the receipt by Seller of (A) written notice by Buyer that an event set forth in this Section 1.4(a) has occurred, (B) a description of such event and (C) calculations prepared in accordance with this Section 1.4(a) which demonstrate and quantify in reasonable detail the amount of the Refund which Buyer is entitled to receive pursuant to the terms hereof. Buyer's right to receive the Refund shall be without limitation of any other rights Buyer may have with respect to the occurrence of such regulatory action or termination, as applicable.

(b) Addition to Purchase Price.

In the event that (i) the Company's aggregate general and administrative costs ("G&A Costs") during the five years ended on the date which is the fifth anniversary of the date of this Agreement (the "Initial Period") are less than $2,654,000 and (ii) the Net Contribution Margin levels set forth in Schedule 1.4(b) have been met, Buyer shall make an additional payment to Seller in consideration for Buyer's purchase of the Membership Interest. The additional payment shall be calculated by determining the difference between $2,654,000 and the G&A Costs during the Initial Period (the "G&A Excess") and then subtracting from 50% of the G&A Excess an amount equal to 50% of the product of the G&A Excess and the average of the highest federal corporate income tax rate in effect during each of the years in the Initial Period plus five percentage points. Seller shall be paid the remaining balance within 10 business days following the receipt by Buyer of written demand thereof by Seller which shall be accompanied by calculations prepared in accordance with this Section 1.4(b) which demonstrate in reasonable detail the amount of the additional payment which Seller is entitled to receive pursuant to the terms hereof. For purposes of this Section 1.4(b), G&A Costs shall be calculated in accordance with generally accepted accounting principles ("GAAP") on a basis consistent with those used in the financial statements of the Company.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 2.1 Organization, Power and Authority.

(a) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina. Seller has all corporate power and authority necessary to carry on its business as it is being presently conducted. Seller has all corporate power and authority to enter into this Agreement, the Company Agreement and the Contribution Agreement dated as of the date hereof between Seller and the Company (such agreements shall be collectively referred to herein as the "Formation Agreements) and to perform its obligations hereunder and thereunder.

(b) All corporate and other proceedings required to be taken on behalf of Seller to enter into and carry out this Agreement and the Formation Agreements have been duly taken. This Agreement and the Formation Agreements have each been duly executed and delivered by Seller, and constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms except (i) as such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and (ii) to the extent that equitable remedies, such as injunctive relief or specific performance are within the discretion of courts of competent jurisdiction.

Section 2.2 No Conflict.

(a) The execution and delivery of this Agreement and the Formation Agreements by Seller, the performance by Seller of the terms of this Agreement and the Formation Agreements and the consummation of the transactions contemplated by this Agreement and the Formation Agreements will not result in any violation of, or default or loss of a benefit under, or permit the acceleration of any obligation under (i) the certificate of incorporation or by-laws of Seller, (ii) any contract, agreement or commitment of Seller, or (iii) any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, rule or regulation applicable to Seller or its properties or assets, other than such conflicts, violations, defaults or losses which do not and will not, individually or in the aggregate, have a material adverse effect on the business or financial condition of Seller or on the ability of Seller to perform its obligations under this Agreement or the Formation Agreements.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any governmental authority remains to be obtained in connection with the execution and delivery of this Agreement and the Formation Agreements or the consummation by Seller of the transactions contemplated hereby and thereby.

(c) No litigation, claim, proceeding or investigation of any nature, including, without limitation, any proceeding or investigation by or before the NCUC, is pending or, to the knowledge of Seller, threatened against or affecting Seller that would materially interfere with the ability of Seller to fully perform its obligations under this Agreement and the Formation

Agreements. As used in this Section 2.2(c), a litigation, claim, proceeding or investigation shall be "threatened" if a specific potential claimant has overtly manifested to Seller an awareness of and present intention to assert or commence such litigation, claim, proceeding or investigation on the basis of specified facts and theories.

Section 2.3 The Membership Interest.

Seller has good and marketable title to the Membership Interest free and clear of all liens, security interests, charges, claims or encumbrances of any nature whatsoever ("Liens").

Section 2.4 No Liabilities.

The Company has no liabilities, commitments or obligations (secured or unsecured, and whether accrued, absolute, contingent, direct, indirect or otherwise) other than (i) the Assumed Liabilities (as defined in the Contribution Agreement dated as of the date hereof between Seller and the Company) and (ii) commercial liabilities and obligations in the ordinary course of business and consistent with past practice and which are not expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

Section 2.5 Company Assets.

All of the assets contributed by Seller to the Company pursuant to the Formation Agreements (the "Company Assets") were contributed by Seller free and clear of all Liens, and the Company has good and marketable title to all of the Company Assets free and clear of all Liens. The Company Assets constitute all of the assets necessary for the Company to conduct the Business (as defined in the Restated Company Agreement).

Section 2.6. Absence of Certain Changes.

Since the date of the formation of the Company, there has been no material adverse change in the business, financial condition, assets, liabilities, or prospects of the Company.

Section 2.7 Litigation and Other Proceedings.

No action, suit, arbitration or regulatory or other proceeding is pending or threatened before any court, arbitrator or federal, state or other government agency, including, without limitation, the NCUC, against or affecting the Company or its assets or the Business. There are no judgments, orders, writs, injunctions or decrees against or relating to the Company or involving any of its property or the Business.

Section 2.8 Required Licenses and Permits; Compliance with Law.

The Company has all licenses, permits or other authorizations of governmental authorities necessary for the conduct of the Business other than such qualifications to do business in such states as may be required for the conduct of the Business, which qualifications will be obtained as promptly as practicable after the date hereof. All such licenses, permits and other authorizations are in full force and effect and will not be made subject to loss, limitation or any obligation to reapply as a result of the transactions contemplated hereby. The Company is and, prior to the date of the Formation Agreements, Seller was in compliance with all such licenses, permits and other authorizations. The Company is conducting, and since its formation has conducted, its business in compliance with all applicable laws, rules, regulations, judgments and orders.

Section 2.9 Contracts.

Each contract or agreement included in the Company Assets is in full force and effect and to the knowledge of Seller after due inquiry, no breach or default exists with respect to any such contract or agreement.

Section 2.10 Brokerage.

All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer and without the intervention of any person who either as a result of any act of Seller or otherwise to the knowledge of Seller has or will have a valid claim against Seller, Buyer or any of their respective affiliates, including, without limitation, the Company for a finder's fee, brokerage commission or other like payment with respect to this Agreement or such transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 3.1 Organization, Power and Authority.

(a) Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and it has all partnership power and authority necessary to carry on its business as it is now being conducted, to enter into this Agreement and the Company Agreement and to perform its obligations hereunder and thereunder.

(b) All partnership and other proceedings required to be taken by or on behalf of Buyer to authorize it to enter into and carry out this Agreement and the Company Agreement have been duly taken, and this Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of, Buyer, enforceable against Buyer in accordance with its terms, except (i) as such enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and (ii) to the extent that equitable remedies, such as injunctive relief or specific performance, are within the discretion of courts of competent jurisdiction.

Section 3.2 No Conflict.

(a) The execution and delivery of this Agreement and the Company Agreement, the performance by Buyer of its terms, and the consummation of the transactions contemplated hereby, will not result in any violation of, or default or loss of a benefit under, or permit the acceleration of any obligation under, (i) the certificate of limited partnership or partnership agreement of Buyer, (ii) any contract, agreement or commitment of Buyer, or (iii) any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or to its properties, other than such conflicts, violations, defaults or losses which do not and will not, individually or in the aggregate, have a material adverse effect on the business or financial condition of Buyer or the ability of Buyer to perform its obligations hereunder.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority remains to be obtained or made in connection with the execution and delivery of this Agreement or the Company Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

(c) No litigation, claim, proceeding or investigation of any nature is pending or, to the knowledge of Buyer, threatened against or affecting it that would materially interfere with its ability fully to perform its obligations under this Agreement or the Company Agreement. As used in this Section 3.2(c), a litigation, claim, proceeding or investigation shall be "threatened" if a specific potential claimant has overtly manifested to Buyer an awareness of and present intention to assert or commence such litigation, claim, proceeding or investigation on the basis of specified facts and theories.

Section 3.3 Brokerage.

All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Buyer directly with Seller and without the intervention of any person who, either as a result of any act of Buyer or otherwise to the knowledge of Buyer, has or will have a valid claim against Buyer, Seller or any of their respective affiliates, including, without limitation, the Company for a finder's fee, brokerage commission or other like payment with respect to this Agreement or such transactions.

ARTICLE IV

CONDITIONS OF THE CLOSING

Section 4.1 Conditions to the Obligations of Seller.

The obligations of Seller under this Agreement to be performed at the Closing are subject to the fulfillment prior to or at the time of the Closing of each of the following conditions, any one or more of which may be waived by Seller in writing:

(a) No action or proceeding before any court, arbitrator or federal state or other government agency including, without limitation the NCUC, shall have been instituted or threatened to set aside, restrain, enjoin or prevent the consummation of the transactions contemplated by this Agreement.

(b) All representations and warranties made by Buyer in Article III of this Agreement shall be true and correct in all material respects as of the date of the Closing and Buyer shall have delivered to Seller a certificate signed by its general partner to such effect.

(c) Buyer shall have delivered to Seller certified resolutions of its general partner authorizing and approving this Agreement and the consummations of the transactions contemplated hereby.

(d) Simultaneously with the execution and delivery of this Agreement, Buyer shall have executed and delivered to Seller the Restated Company Agreement.

Section 4.2 Conditions to the Obligations of Buyer.

All obligations of Buyer under this Agreement to be performed at the Closing are subject to the fulfillment prior to or at the time of the Closing of each of the following conditions, any one or more of which may be waived by Buyer in writing:

(a) No action or proceeding before any court, arbitrator or federal state or other government agency, including, without limitation, the NCUC shall have been instituted or threatened either (i) to set aside, restrain, enjoin or prevent the consummation of the transactions contemplated by this Agreement or (ii) which could reasonably be expected to materially limit or materially adversely affect the Business (as defined in the Restated Company Agreement) or Buyer's ownership of the Membership Interest.

(b) All representations and warranties made by Seller in Article II of this Agreement shall be true and correct in all material respects as of the date of the Closing and Seller shall have delivered to Buyer a certificate signed by its President or any Vice President to such effect.

(c) Seller shall have delivered to Buyer certified resolutions of its Board of Directors authorizing and approving this Agreement and the consummation of the transactions contemplated hereby.

(d) Simultaneously with the execution and delivery of this Agreement, Seller shall have executed and delivered to Buyer the Restated Company Agreement.

(e) Seller shall have delivered to Buyer a letter of credit executed by Wachovia Bank of North Carolina, N.A. in a form mutually acceptable to Buyer and Seller.

ARTICLE V

SURVIVAL; INDEMNIFICATION

Section 5.1 Survival.

The representations and warranties contained in this Agreement shall survive the Closing and any investigation made by or on behalf of any of the parties hereto with respect thereto.

Section 5.2 Indemnification.

(a) Buyer hereby agrees to indemnify and hold harmless Seller and its directors, officers and affiliates from and to reimburse Seller and its directors, officers and affiliates for any and all losses, damages, liabilities and claims and all fees, costs and expenses (including without limitation any and all legal expenses) of any kind related, arising out of, based upon or resulting from (i) the inaccuracy as of the Closing of any representation or warranty of Buyer which is contained in or made pursuant to this Agreement and (ii) any failure by Buyer to comply with any covenant or agreement contained in this Agreement.

(b) Seller hereby agrees to indemnify and hold harmless Buyer and its directors, officers and affiliates from and to reimburse Buyer and its Committee Members, officers and affiliates for any and all losses, damages, liabilities and claims and all fees, costs and expenses of any kind related (including without limitation any and all legal expenses) arising out of, based upon or resulting from (i) the inaccuracy as of the Closing of any representation or warranty of Seller which is contained in or made pursuant to this Agreement and (ii) any failure by Seller to comply with any covenant or agreement contained in this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Publicity.

Neither Buyer nor Seller nor any of their respective affiliates shall issue any press release or make any public statements regarding this Agreement or the transactions contemplated hereby without the prior consent of the other party.

Section 6.2 Entire Agreement; Construction.

This Agreement, together with the Schedules and Exhibit hereto, the Restated Company Agreement and the Related Party Agreements (as defined in the Restated Company Agreement) constitutes the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, between the parties and their respective affiliates or any of them with respect to the subject matter hereof.

Section 6.3 Governing Law; Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to its conflict of laws rules. Each party hereto expressly consents to the non-exclusive jurisdiction of the state courts located in the State of Delaware in all disputes arising under or related to this Agreement. Each party hereto hereby waives any objection it may have to the venue of any action, suit or proceeding brought in such courts or the convenience of the forum. Service of process on each party in any action arising under or related to this Agreement shall be effective if delivered or sent to such party in accordance with the provisions of Section 6.6 of this Agreement.

Section 6.4 No Third Party Beneficiaries.

This Agreement is for the benefit solely of, and shall inure solely to the benefit of indemnitees and the parties hereto.

Section 6.5 Waivers and Amendments.

This Agreement may be amended, or modified and the terms hereof may be waived, only by a written instrument signed by both parties, or, in the case of a waiver, by the party waiving compliance.

Section 6.6 Notices.

All notices, requests, demands, and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, or, delivered by hand or by nationally recognized air courier service, or by facsimile transmission directed to the address or facsimile transmission number of such person set forth below:

If to Buyer:

Sonat Marketing Company L.P.
Four Greenway Plaza
Houston, Texas 77046
or
P.O. Box 1513
Houston, Texas 77252-1513
Attention: Paul D. Koonce, Senior Vice President
Telecopier Number: (713) 840-4999
Telephone Number: (713) 840-4977

If to Seller:

PSNC Production Corporation
400 Cox Road
P.O. Box 1398
Gastonia, North Carolina 28053-0698
Attention: Frank Yoho, Vice President
Telecopier Number: (704) 834-6548
Telephone Number: (704) 834-6505

Any such notice shall become effective when received by the addressee, provided that any notice or communication that is received other than during regular business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient.

Section 6.7 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument.

Section 6.8 Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

Section 6.9 Captions; Section References.

Paragraph titles or captions contained in this Agreement in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof. All Section and paragraph references contained herein shall refer to this Agreement unless otherwise specified.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its respective officer thereunto duly authorized as of the date first above written.

SONAT MARKETING COMPANY L.P.

By: Sonat Marketing Company
Its General Partner

By: ______________________
Name:
Title:

PSNC PRODUCTION CORPORATION

By:__________________________
Name:
Title:

Schedule 1.4(a)

Sonat Public Service Company L.L.C.
Material Aspects of Partnership Transactions

Material Aspects of Partnership Transactions	Portion of Purchase Price Attributable to Material Aspect
Secondary Market Transactions	33.6%
Market Area Sales	50.1%
Production Area Sales	13.7%
Other Business	2.7%
Total	100.0%

Schedule 1.4(b)

Sonat Public Service Company L.L.C.
Net Contribution Margin Levels for G&A Calculation

	Year 1	Year 2	Year 3	Year 4	Year 5
Net Contribution Margin Levels (000's)	$2,680	$2,720	$2,837	$2,872	$2,838

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT (the "Agreement"), dated as of December 1, 1996, between PSNC Production Corporation, a North Carolina corporation ("Production"), and Sonat Public Service Company L.L.C., a Delaware limited liability company (the "Company").

WITNESSETH:

WHEREAS, Production desires to contribute to the capital of the Company all of the business and assets of Production as of the date hereof, except as provided herein; and

WHEREAS, the Company desires to accept such contribution and to assume certain obligations and liabilities related to such business and assets, as specified herein; and

WHEREAS, the Limited Liability Company Agreement (as it may be amended from time to time, the "Company Agreement"), dated as of the date hereof, by and between Production and Sonat Marketing Company, L.P., a Delaware limited partnership, provides for the entry by Production and the Company into this Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to them in the Company Agreement. For the purposes of this Agreement the following terms have the meanings indicated below:

"Assigned Assets" shall mean (i) all of Production's gas sales agreements, agency agreements, consulting agreements and any similar revenue generating agreements other than those solely relating to the Propane Storage Business (as defined below) and (ii) all of Production's transportation agreements, including any grandfathered buy-sell agreements.

"Assigned Business" shall mean any and all business conducted by Production and its Subsidiaries as of the Effective Time (as defined below) other than Production's ownership and leasing of propane tanks (the "Propane Storage Business").

"Assumed Contracts" shall mean all contracts, commitments, licenses, arrangements and agreements of every type and description (including, without limitation, all customer contracts and commitments conveyed hereunder) to which Production is a party or by which it or any of the Assigned Assets is bound, other than those solely relating to the Propane Storage Business, and shall include all obligations and liabilities arising thereunder on and after the Effective Time.

"Effective Time" shall mean the effective time specified in Section 10 of this Agreement.

"Income Taxes" shall mean all foreign, federal, state and local income taxes and franchise taxes.

2. Conveyance of Assets. In consideration of the assumption of obligations and liabilities pursuant to Section 3 hereof, and other good and valuable consideration, the receipt of which is hereby acknowledged, and subject to Sections 6 and 7 hereof,

(a) Production does hereby convey to the Company and its successors and assigns, forever, all of Production's right, title and interest in and to the Assigned Business and all Assigned Assets existing at the Effective Time;

(b) Production does hereby convey to the Company and its successors and assigns, for a term commencing on the date hereof and terminating on the seventh anniversary of the date hereof, a rent free lease (the "Lease") covering not more than 3,000 usable square feet of office space located at Production's current office on the second floor of 1422 Burtonwood Drive, Gastonia, North Carolina, or another comparable location, and such office furniture, materials, services and equipment as may be required for the employees of Public Service Company of North Carolina, Inc. ("PSNC"), to be furnished by Production or PSNC to the Company in accordance with the Company Agreement, to perform their respective duties in accordance with the Company Agreement; and

(c) Production does hereby convey and agree to convey to the Company and its successors and assigns, forever, the benefits under any and all of the gas purchase contracts to which Production may be a party from time to time (the "Gas Contract Benefits").

3. Assumed Liabilities. The Company shall not assume any obligations or liabilities of Production of any kind or nature, whether related to the Assigned Business, the Assigned Assets, the Lease, the Gas Contract Benefits or otherwise, except for those obligations and liabilities with respect to the Assigned Assets (including the Assumed Contracts) that arise on and after the Effective Time, which obligations and liabilities are hereby assumed (the "Assumed Liabilities").

4. Representations and Warranties of Production. Production hereby represents and warrants to the Company as of the date hereof that:

(a) It is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and it has all corporate power and authority necessary to carry on its business as it is now being conducted, to enter into this Agreement and to perform its obligations hereunder.

(b) All corporate and other proceedings required to be taken by or on behalf of Production to authorize it to enter into and carry out this Agreement have been duly taken, and this Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of Production, enforceable against Production in accordance with its terms, except (i) as such enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and (ii) to the extent that equitable remedies, such as injunctive relief or specific performance, are within the discretion of courts of competent jurisdiction.

(c) The execution and delivery of this Agreement, the performance by Production of its terms, and the consummation of the transactions contemplated hereby, will not result in any violation of, or default or loss of a benefit under, or permit the acceleration of any obligation under, (i) the certificate of incorporation or by-laws (or comparable instruments with different names) of Production, (ii) subject to Section 6 hereof, any contract, agreement or commitment of Production, or (iii) any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Production or to its properties, other than such conflicts, violations, defaults or losses which do not and will not, individually or in the aggregate, have a material adverse effect on the business or financial condition of the Company.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority remains to be obtained or made in connection with the execution and delivery of this Agreement by Production or the consummation by Production of the transactions contemplated hereby.

(e) No litigation, claim, proceeding or investigation of any nature is pending or, to Production's knowledge, threatened against or affecting it that would materially interfere with its ability fully to perform its obligations under this Agreement;

5. Further Assurances. Production will, at its own expense, whenever and as often as reasonably requested to do so by the Company, its successors and assigns, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney, and any instruments of further assurance, approvals and consents as may be necessary or proper in order to complete, assure and perfect the conveyance and transfer to the Company, its successors and assigns, of all of the right, title and interest of Production in and to the assets, properties and rights, including, without limitation, the Assigned Assets, the Assigned Business, the Lease and the Gas Contract Benefits hereby conveyed to the Company or intended so to be pursuant to the terms hereof.

6. Conveyances and Assignments Requiring Consents. To the extent that the conveyance or other transfer of the Lease, the Gas Contract Benefits, or any Assigned Asset hereunder (including, without limitation, the assignment of any Assumed Contract) shall require the consent of another party or any governmental or regulatory agency, this Agreement shall not constitute a conveyance or assignment of the same unless and until such consent is received; provided, however, that upon receipt of such consent, this Agreement shall constitute a conveyance and assignment thereof as of the date hereof; and provided further, that, from and after the Effective Time and until such time, if ever, as such consent is received, (i) Production shall hold the Lease, the affected Gas Contract Benefits, and/or the affected Assigned Assets and Assumed Contracts for the benefit of the Company and shall provide the Company and its successors and assigns the benefits of the Lease, such Gas Contract Benefits, and/or such

Assigned Assets or Assumed Contracts and (ii) the Company shall perform any obligations thereunder to the extent such obligations are Assumed Liabilities at its own expense and shall indemnify and hold harmless Production from and against any and all losses with respect thereto. Production shall use its reasonable efforts to obtain any such consents which have not been obtained as of the date hereof.

7. Disclaimer. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE COMPANY AGREEMENT AND THE PURCHASE AND SALE AGREEMENT BETWEEN PRODUCTION AND SONAT MARKETING COMPANY L.P. IN THE FORM ATTACHED, HERETO AS EXHIBIT A TO BE ENTERED INTO FOLLOWING THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COMPANY ACKNOWLEDGES AND AGREES THAT THE ASSIGNED ASSETS ARE TRANSFERRED HEREBY AS-IS AND WHERE-IS, AND THAT PRODUCTION HAS NOT MADE, AND DOES NOT HEREBY MAKE, ANY REPRESENTATION OR WARRANTY OR COVENANT, EXPRESS OR IMPLIED, WITH RESPECT TO THE FITNESS, MERCHANTABILITY, CONDITION, QUALITY, DURABILITY OR SUITABILITY OF ANY OF THE ASSIGNED ASSETS IN ANY RESPECT OR FOR ANY PARTICULAR PURPOSE.

8. Indemnification. Production hereby agrees to indemnify and hold harmless the Company and its committee members, officers and affiliates (including without limitation, each of its members) from and to reimburse the Company and its committee members, officers and affiliates (including without limitation, each of its members) for any and all losses, damages, liabilities other than the Assumed Liabilities and claims and all fees, costs and expenses (including without limitation any and all legal expenses) of any kind related, arising out of, based upon or resulting from (i) the inaccuracy as of any representation or warranty of Production which is contained in or made pursuant to this Agreement (ii) any failure by Production to comply with any covenant or agreement contained in this Agreement and (iii) any transfer of the Assigned Assets, the Lease, and the Gas Contract Benefits to the Company pursuant to this Agreement.

9. Transfer Taxes. The Company shall pay any sales, use, transfer, recording, documentary and similar taxes and charges payable by reason of the transfer of the Assigned Business, the Assigned Assets, the Lease, and the Gas Contract Benefits from Production to the Company as contemplated herein.

10. Effective Time. The transactions contemplated by this Agreement shall be deemed to have occurred as of 12:01 a.m., North Carolina Time, on the date hereof.

11. Bulk Sales Laws. The Company waives compliance by Production with the provisions of any applicable bulk sales laws, and Production agrees to pay when due any loss, cost, expense, liability or damage which the Company may suffer or incur by virtue of the non-compliance by the Company or Production with such laws.

12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

13. Survival of Representations and Warranties. All representations, warranties, covenants and agreements contained in this Agreement or any of the other instruments or documents contemplated by herein shall survive the execution, delivery and performance of this Agreement and such other instruments and documents.

14. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws rules. Each party hereto expressly consents to the non-exclusive jurisdiction of the state courts located in the State of Delaware in all disputes arising under or related to this Agreement. Each party hereto hereby waives any objection it may have to the venue of any action, suit or proceeding brought in such courts or the convenience of the forum. Service of process on each party in any action arising under or related to this Agreement shall be effective if delivered or sent to such party at their respective addresses listed in Section 3 of the Company Agreement.

IN WITNESS WHEREOF, Production and the Company have caused this Agreement to be duly executed and delivered as of the date above written.

PSNC PRODUCTION CORPORATION

By: ______________________________
Name:
Title:

SONAT PUBLIC SERVICE COMPANY L.L.C.

By: ______________________________
Name:
Title:

AGENCY AGREEMENT

This Agency Agreement ("Agency Agreement") dated the 1st day of December, 1996, is entered into between Public Service Company of North Carolina, Inc., a North Carolina corporation ("Principal"), and Sonat Public Service Company L.L.C., a Delaware limited liability company ("SPSC").

WHEREAS, Principal is a party to numerous firm transportation and storage contracts providing for transportation and storage of natural gas on its behalf by various interstate pipeline companies (including any such contracts to which Principal shall be party during the term of this Agency Agreement, collectively the "Contracts"); and

WHEREAS, from time to time Principal has unused firm transportation and/or storage capacity under its Contracts ("Unused Capacity") that it desires to release temporarily to third parties in accordance with the rules and regulations of the Federal Energy Regulatory Commission ("FERC"); and

WHEREAS, in view of SPSC's expertise in the utilization and marketing of interstate pipeline capacity, Principal desires to have SPSC handle the marketing of Principal's Unused Capacity on its behalf.

NOW, THEREFORE, the parties hereby agree as follows:

1. Subject to the provisions of Section 3 hereof, Principal hereby appoints and authorizes SPSC as its sole and exclusive agent for marketing Principal's Unused Capacity to third parties in accordance with the FERC's rules and regulations and the tariffs of the applicable interstate pipelines. As agent for Principal, SPSC shall have the authority to perform all functions necessary to carry out its responsibilities hereunder, including but not limited to, the authority to post all Unused Capacity for bid on the electronic bulletin board of the applicable interstate pipeline and to specify all of the terms applicable to the proposed release of capacity.

In addition to the foregoing, Principal and SPSC expressly recognize and agree that SPSC shall have the right to itself acquire from time to time some or all of Principal's Unused Capacity and that it shall be entitled to do so on a prearranged basis in accordance with the FERC's rules and regulations, provided that SPSC is willing to pay Principal an amount for such Unused Capacity that is not less than the gross compensation received in connection with the same or similar transactions between Principal and non-affiliated parties.

2. SPSC hereby acknowledges and agrees that Principal shall have the sole and exclusive right to determine:

(a) the time period for the release of any Unused Capacity;

(b) the location and path of any Unused Capacity to be released;

(c) the quantity of Unused Capacity to be released at any time;

(d) any and all conditions on which such Unused Capacity may be recalled by Principal;

(e) the methodology to be used to select the successful bidder other than the methodology specified in the applicable pipeline's tariff;

(f) any applicable rate requirements such as minimum rates, volumetric rates or reservation rates.

3. SPSC hereby agrees that during the term of this Agency Agreement it will undertake to market Principal's Unused Capacity in such a manner as to maximize the revenues received by Principal in connection with all Unused Capacity released by Principal. Principal hereby agrees that in the event and to the extent it chooses to release any of its Unused Capacity, SPSC will have the sole and exclusive right to remarket such Unused Capacity pursuant to the terms of this Agency Agreement; provided, however, that in the event that Principal has the opportunity to utilize its Unused Capacity to make a "secondary market transaction" (as defined in the North Carolina Utilities Commission ("NCUC") December 22, 1995 "Order Approving Stipulation" in Docket No. G-100, Sub 67), it shall promptly advise SPSC of such opportunity and SPSC, as its agent, shall be obligated to implement that transaction unless SPSC has an alternative secondary market transaction which would utilize the same capacity and which would yield a higher rate than the transaction proposed by Principal.

4. Principal hereby agrees to cooperate with SPSC in developing such procedures, to furnish to SPSC such information, and to execute such further agreements as may be reasonably necessary in order for SPSC to fulfill its obligations as agent under this Agency Agreement. SPSC shall be entitled to rely and shall be fully protected in relying on all information provided to it by Principal in connection with its responsibilities hereunder.

5. This Agency Agreement shall become effective as of the date first stated above and shall remain in full force and effect for a period of ten years from said date. Notwithstanding the foregoing, Principal shall be entitled to terminate this Agreement (i) in the event and effective on the date that neither PSNC Production Corporation nor any other affiliate of Principal (a "PSNC Affiliate") holds a membership interest in SPSC (such date shall be referred to herein as the "Withdrawal Date") provided that Principal has given SPSC written notice no less than five days prior to the Withdrawal Date of its intent to terminate this Agreement on the Withdrawal Date or (ii) in the event that the NCUC by final and unappealable order (excluding any order approving a settlement voluntarily entered into by Principal other than a settlement voluntarily entered into by Principal which was previously discussed with SPSC and which both Principal and SPSC previously agreed was in their mutual best interests) requires Principal to absorb any of the costs of Principal's Unused Capacity rights as a result of any actions or omissions to act by SPSC hereunder, said termination to be effective as of the effective date of the NCUC's final unappealable order. Principal agrees that it shall use all reasonable efforts to oppose any action by the NCUC that would require Principal to absorb any of the costs of Principal's Unused Capacity rights. In the event of any termination of this Agency Agreement in accordance with

the preceding sentence, any capacity release which is in place as of the date of such termination will continue in effect for its original duration notwithstanding the termination of this Agency Agreement.

6. In consideration for SPSC's agreement to act as agent for Principal under this Agency Agreement, Principal agrees that it shall pay SPSC each month during the term of this Agency Agreement an amount equal to 25% of the net compensation (as defined in the NCUC's December 22, 1995 "Order Approving Stipulation" in Docket No. G-100, Sub 67) earned by it for all secondary market transactions associated with Principal's Unused Capacity rights on interstate pipeline companies during such month, calculated in accordance with the "Order Approving Stipulation" issued by the North Carolina Utilities Commission in Docket No. G-100, Sub 67, on December 22, 1995; provided, however, that in the event that the NCUC at any time reduces below 25% percent the percentage of net compensation from secondary market transactions that natural gas companies such as Principal may retain for their shareholders, then the amount that Principal shall be required to pay to SPSC as compensation for its services under this Agency Agreement shall be reduced to such percentage of the net compensation received by Principal during each month from all secondary market transactions associated with Principal's Unused Capacity rights (as calculated above) that is equal to the percentage of net compensation from secondary market transactions which may be retained by natural gas companies such as Principal for their shareholders at such time.

7. This Agency Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws rules. Each party hereto expressly consents to the non-exclusive jurisdiction of the state courts located in the State of Delaware in all disputes arising under or related to this Agreement. Each party hereto hereby waives any objection it may have to the venue of any action, suit or proceeding brought in such courts or the convenience of the forum. Service of process on each party in any action arising under or related to this Agreement shall be effective if delivered or sent to such party in accordance with Section 9 hereof.

8. Principal hereby agrees that SPSC and all of its officers, committee members, owners and representatives shall have no liability to Principal for and shall, to the fullest extent permitted by applicable law, be indemnified and held harmless by Principal from any and all losses, liabilities, damages, costs and expenses (including all reasonable attorney's fees and all costs of suit) resulting from or arising out of any act or omission to act hereunder unless such act or omission to act constitutes gross negligence, willful misconduct or bad faith.

9. All notices, requests, demands, and other communications required or permitted to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given by certified or registered mail, postage prepaid, or delivered by hand or by nationally recognized air courier service, or in the form of a telecopy or telegram, directed to the address or telecopy number of such party set forth below:

If to Principal:

Public Service Company of North Carolina Inc.
400 Cox Road
P.O. Box 1398
Gastonia, North Carolina 28053-1395
Attention: Frank Yoho, Senior Vice President
Telecopy Number: (704) 834-6548
Telephone Number: (704) 834-6505

If to SPSC:

Sonat Public Service Company L.L.C.
c/o Sonat Marketing Company L.P.
Four Greenway Plaza
Houston, Texas 77046

or

P.O. Box 1513
Houston, Texas 77252-1513
Attention: Paul Koonce, Senior Vice President
Telecopy Number: (713) 840-4999
Telephone Number: (713) 840-4977

Any such notice shall become effective when received by the addressee, provided that any notice or communication that is received other than during normal business hours of the recipient shall be deemed to have been given at the opening of business on the next business day of the recipient. From time to time any party hereto may designate a new address or telecopy number for purposes of notice hereunder by notice to the other party hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agency Agreement as of the date hereinabove first stated.

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INC.	SONAT PUBLIC SERVICE COMPANY L.L.C.
By: ______________________	By: ______________________
Name:	Name:
Title:	Title:

AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDATORY AGREEMENT ("Amendment") is made and entered into effective March 25, 1998, by and between **SONAT MARKETING COMPANY L.P.**, hereinafter referred to as "Sonat Member", and **PSNC PRODUCTION CORPORATION**, hereinafter referred to as "PSNC Member".

WHEREAS, Sonat Member and PSNC Member are parties to that certain Amended and Restated Limited Liability Company Agreement dated December 1, 1996 respecting the creation of Sonat Public Service Company L.L.C. (hereinafter referred to as "Contract"); and

WHEREAS, Sonat Member and PSNC Member mutually desire to amend the Contract;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sonat Member and PSNC Member hereby agree as follows:

I.

The definition of "Business" in Section 1 of the Annex to the Contract shall be amended and restated in its entirety as follows:

"Business" shall mean (i) the business of developing and expanding marketing opportunities to industrial customers and municipalities located in the states of Maryland, North Carolina, South Carolina (excluding the franchise area of South Carolina Electric & Gas), Virginia and the District of Columbia with daily gas requirements of between 35 MMBtu per day and 2,500 MMBtu per day, (ii) as agent for PSNC for the business of developing and expanding the market for released capacity, to maximize utilization of PSNC's excess capacity to the benefit of its rate payers, (ii) the ownership and operation of the Company Property acquired in connection with the foregoing, and (iv) such other business as may be conducted by the Company from time to time.

II.

Except as otherwise specifically provided herein, the terms of the Contract shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendatory Agreement has been executed as of the date first written above.

SONAT MEMBER:

SONAT MARKETING COMPANY, L.P.
By Sonat Marketing Company
Its Managing Partner

By: [signature]

Name: A. Stephen Meadows
Title: Vice President

PSNC MEMBER:

PSNC PRODUCTION CORPORATION

By: [signature]

Name: Franklin H. Yoho
Title: Vice President

CERTIFICATE OF INCORPORATION
of
SCANA COMMUNICATIONS HOLDINGS, INC.

FIRST: The name of the Corporation is SCANA Communications Holdings, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is 300 Delaware Avenue, Suite 510, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Peter J. Winnington.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law; provided that the Corporation's activities shall be confined to the maintenance and management of its intangible investments and the collection and distribution of the income from such investments or from tangible property physically located outside Delaware, all as defined in and in such manner to qualify for exemption from income taxation under Section 1902(b)(8) of Title 30 of the Delaware Code, or under the corresponding provision of any subsequent law.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, all of which shall be Common Stock, par value $.001 per share.

FIFTH: The name and mailing address of the incorporator is as follows:

SCANA Communications, Inc.
1426 Main Street
Columbia, South Carolina 29201-2845

The powers of the incorporator shall terminate upon the filing of the Certificate of Incorporation.

SIXTH: The name and mailing address of each person who is to serve as a director until the first annual meeting of stockholders or until his successor is elected and qualified is as follows:

Name	Mailing Address
W.B. Timmerman	1426 Main Street Columbia, South Carolina 29201-2845
L.M. Gressette, Jr.	1426 Main Street Columbia, South Carolina 29201-2845
P.J. Winnington	300 Delaware Avenue, Suite 510 Wilmington, Delaware 19801

SEVENTH: (a) The business and affairs of the Corporation shall be managed by or under the direction of a board of directors consisting of not less than one or more than 20 directors, the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors then in office.

(b) There shall be no cumulative voting in the election of the directors.

EIGHTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation and for the further definition of the powers of the Corporation and its directors and stockholders:

(a) The board of directors and the stockholders shall have the power to adopt, amend or repeal the bylaws of the Corporation.

(b) Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide.

(c) Special meetings of stockholders may be called by the board of directors, the chairman of the board of directors, the president or the secretary of the Corporation or by holders of a majority of the shares of Common Stock of the Corporation outstanding, and may not be called by any other person.

NINTH: (a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law.

(b) (1) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law. The right to indemnification conferred in this Article Ninth shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the Delaware General Corporation Law. The right to indemnification conferred in this Article shall be a contract right.

(2) The Corporation may, by action of its board of directors, provide indemnification to such of the employees and agents of the Corporation and such other persons serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the Delaware General Corporation Law and the board of directors shall determine to be appropriate.

(c) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the Delaware General Corporation Law.

(d) The rights and authority conferred in this Article Ninth shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(e) No amendment, modification or repeal of this Article Ninth, or the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, or, to the fullest extent permitted by the Delaware General Corporation Law, any amendment, modification or repeal of law shall eliminate or reduce the effect of this Article Ninth or adversely affect any right or protection then existing hereunder in respect of any acts or omissions occurring prior to such amendment, modification, repeal or adoption.

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the Delaware General Corporation Law and all rights and powers conferred upon this reservation.

ELEVENTH: The Corporation shall have no power and may not be authorized by its stockholders or directors (i) to perform or omit to do any act that would prevent or inhibit the Corporation from qualifying, or cause the Corporation to lose its status, as a corporation exempt from the Delaware Corporation Income Tax under Section 1902(b)(8) of Title 30 of the Delaware Code, or under the corresponding provision of any subsequent law, or (ii) to conduct any activities outside of Delaware which could result in the Corporation being subject to tax outside of Delaware.

The undersigned, being the incorporator herein before named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is the act and deed of the undersigned and the facts herein stated are true, and accordingly has executed this Certificate this 6th day of December, 1999.

SCANA COMMUNICATIONS, INC.

By: W B T

W. B. Timmerman

Chairman of the Board and Chief Executive Officer

B-64

BYLAWS

OF

SCANA COMMUNICATIONS HOLDINGS, INC.

ARTICLE I. PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware; provided that the Corporation's activities shall be confined to the maintenance and management of its intangible investments and the collection and distribution of the income from such investments or from tangible property physically located outside Delaware, all as defined in, and in such manner to qualify for exemption from income taxation under, Section 1902(b)(8) of Title 30 of the Delaware Code, or under the corresponding provisions of any subsequent law; provided further that the Corporation shall be empowered to conduct such other activities as permitted by said Section 1902(b)(8) or the corresponding provisions of any subsequent law in such manner to qualify for exemption from income taxation under said Section 1902(b)(8) or the corresponding provisions of any subsequent law. For purposes of this Section, "intangible investments" shall include, without limitation, investments in stocks, limited partnership interests, limited liability company interests, bonds, notes and other debt obligations (including debt obligations of affiliated corporations), patents, patent applications, trademarks, trade names and similar types of intangible assets.

ARTICLE II. OFFICE

The principal office of the Corporation shall be located in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation required by law to be maintained in the State of Delaware may be, but need not be, identical with the principal office of the Corporation, and the address of the registered office may be changed from time to time by the Corporation.

ARTICLE III. STOCKHOLDERS

Section 1. *Annual Meeting*. The annual meeting of the stockholders shall be held within six months of the end of each fiscal year for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting. The exact time and place of the annual meeting shall be determined by the Board of Directors.

If the annual meeting shall not be held within the period designated by these Bylaws, a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article. A meeting so called shall be designated and treated for all purposes as the annual meeting.

Section 2. *Special Meetings*. Special meetings of the stockholders may be called by the Board of Directors, the Chairman of the Board or the Secretary or by the holders of a majority of the shares of the Corporation's common stock, and may not be called by any other person. Business transacted at a special meeting shall be confined to the specific purpose or purposes of the persons authorized to request such special meeting as set forth in this Section and only such purpose or purposes shall be set forth in the notice of such meeting. The Board of Directors acting by resolution may postpone and reschedule any previously scheduled special meeting of stockholders.

Section 3. *Place of Meeting*. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State of Delaware, as the place for holding such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation in the State of Delaware.

Section 4. *Notice of Meeting*. Written notice of the date, time and place of each annual and special meeting shall be given no fewer than 10 nor more than 60 days before the date of the meeting. Notice may be delivered in person, by mail or private carrier or any other lawful means, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat. In the case of a special meeting, the notice of meeting shall state the purpose or purposes for which the meeting is called.

When a meeting is adjourned, it is not necessary to give any notice of the adjourned meeting other than by announcement at the meeting at which the adjournment is taken unless the meeting is adjourned for more than 30 days or if a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting must be given to all persons who are entitled to vote thereat.

Section 5. *Fixing of Record Date*. For the purpose of determining stockholders entitled to notice of a stockholders' meeting, to demand a special meeting of stockholders, to vote or to take any other action, or stockholders entitled to receive a distribution, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may fix a future date as the record date, such date in any case to be not more than 60 days before the meeting or action date requiring such determination of stockholders. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive a distribution, the close of business on the day before the first notice of the meeting is delivered to stockholders or the date on which the Board of Directors authorizes such distribution, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date.

Section 6. *Stockholders' Lists*. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 7. *Quorum*. Except as otherwise provided by law or the Corporation's Certificate of Incorporation, a majority of the votes entitled to be cast on a matter, represented in person or by were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE IV. BOARD OF DIRECTORS

Section 1. *General Powers*. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. *Number, Tenure and Qualifications*. The number of Directors of the Corporation shall be not less than one and not more than 20 as determined from time to time by the Board of Directors. At each annual meeting, the stockholders shall elect Directors to hold office until the next annual meeting. Except as otherwise required by law or the Corporation's Certificate of Incorporation any directorships not filled by the stockholders shall be treated as vacancies to be filled by and in the discretion of the Board of Directors. Each Director shall hold office until the expiration of the term for which he is elected, until his successor shall have been elected and qualified or until his earlier resignation, removal from office, death or incapacity. Directors need not be residents of the State of Delaware or stockholders of the Corporation.

Section 3. *Regular Meetings*. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of the stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings.

Section 4. *Special Meetings*. Special meetings of the Board of Directors may be held at any time and place upon the call of the Chairman of the Board of Directors or of the Chief Executive Officer or of any two Directors. Special meetings may be held at any time and place and without special notice by unanimous consent of the Directors or such meetings may be held by telephone or teleconference.

Section 5. *Notice*. Notice of the time, date and place of any special meeting shall be given at least 24 hours previously thereto. Such notice shall be given in writing unless oral notice is reasonable under the circumstances. Notice may be communicated in person, by telephone, telegraph, teletype or other form of wire or wireless communication or by mail or private carrier or any other lawful means. A Director's attendance at or participation in a meeting shall constitute a waiver of notice of such meeting, unless the Director at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning.

Section 6. *Quorum*. A majority of the number of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 7. *Manner of Acting*. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise provided in this Section.

Section 8. *Vacancies*. Except as otherwise expressly required by law or the Corporation's Articles of Incorporation, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of

Directors. A Director elected to fill a vacancy shall hold office only until the next stockholders' meeting at which Directors are elected and until a successor shall be elected and qualified.

Section 9. *Informal Action by Directors.* Action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is consented to in writing by all members of the Board of Directors and the consent is filed with the minutes of proceedings of the Board of Directors.

Section 10. *Committees*. The Board of Directors then in office may create one or more committees of the Board of Directors and appoint members of the Board of Directors to serve on them. Each committee must have two or more members. To the extent specified by the Board of Directors, between meetings of the Board of Directors and subject to such limitations as may be required by law, the Corporation's Certificate of Incorporation, these Bylaws or imposed by resolution of the Board of Directors, such committees may exercise all of the authority of the Board of Directors in the management of the Corporation. Meetings of the committees may be held at any time on call of the Chairman of the Board or of any member of the committee. A majority of the members shall constitute a quorum for all meetings. Committees shall keep minutes of their proceedings and submit them to the Board of Directors for review.

Section 11. *Compensation*. The Board of Directors may authorize payment to all Directors of a uniform fixed sum for attendance at each meeting or a uniform stated annual or monthly fee for serving as Director. Directors who are also salaried officers of the Corporation shall not receive additional compensation for service as Directors. The Board of Directors may also authorize the payment of, or reimbursement for, all expenses of each Director related to such Director's attendance at meetings.

ARTICLE V. OFFICERS

Section 1. *Number*. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a Chief Operating Officer, a Treasurer, a Secretary and such other officers and assistant officers as the Board of Directors shall deem necessary or desirable. Any two or more offices may be held by the same person, and an officer may act in more than one capacity where action of two or more officers is required.

Section 2. *Appointment of Officers*. The officers of the Corporation shall be appointed annually. The Board of Directors shall appoint the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer and the Secretary. These officers shall be appointed at the first meeting of the Board of Directors held after each annual meeting of the stockholders or at such other time or times as the Board of Directors shall determine. In the absence of any action by the Board of Directors, the Chief Executive Officer may appoint all other officers.

Section 3. *Removal*. Any officer or agent appointed by the Board of Directors or the Chief Executive Officer may be removed by the Board of Directors or the Chief Executive Officer, as the case may be, with or without cause, whenever in its or his judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. *Vacancies*. A vacancy in an office because of death, resignation, removal, disqualification or otherwise, may be filled for the unexpired portion of the term by a person designated by the Board of Directors in the case of officers that must be appointed by the Board of Directors and by the Board of Directors or the Chief Executive Officer in all other cases.

Section 5. *Chief Executive Officer*. The Chief Executive Officer, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He may sign any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. *Chairman of the Board*. The Chairman of the Board shall be chosen by and from among the Directors, shall preside at all meetings of the Board of Directors if present, and shall, in general, perform all duties incident to the office of Chairman of the Board and such other duties as, from time to time, may be assigned to him by the Board of Directors. He shall sign, with the Secretary or any other proper officer of the Corporation, thereunto authorized by the Board of Directors, certificates for shares of the Corporation.

Section 7. *Secretary*. The Secretary shall: (a) keep the minutes of the meetings of the stockholders' and of the Board of Directors' and its committees, if any, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) sign, with the Chairman of the Board or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; (g) authenticate records of the Corporation when such authentication is required; and (h) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or the Board of Directors.

Section 8. *Chief Operating Officer*. The Chief Operating Officer shall in general perform all of the duties incident to the office of Chief Operating Officer and such other duties as from time to time may be assigned to him by the Chief Executive Officer or the Board of Directors.

Section 9. *Treasurer*. The Treasurer shall in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chief Executive Officer or the Board of Directors.

Section 10. *Compensation*. The compensation of the officers appointed by the Board of Directors shall be fixed from time to time by the Board of Directors and the compensation of those appointed by the Chief Executive Officer shall, in the absence of any action by the Board of Directors, be set by the Chief Executive Officer. No officer shall be prevented from receiving compensation by reason of the fact that he is also a Director of the Corporation.

Section 11. *Bonds*. Any or all officers and agents shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

ARTICLE VI. CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. *Contracts*. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instruments in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. *Loans*. Except for loans which are incurred in the ordinary course of business, no loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. *Checks and Drafts*. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. *Deposits*. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VII. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. *Certificates for Shares*. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by, or bear the facsimile signature of, the Chairman of the Board or any other proper officer of the Corporation thereunto duly authorized by the Board of Directors and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and may be sealed with a corporate seal or a facsimile thereof. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. *Transfer of Shares*. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation.

ARTICLE VIII. FISCAL YEAR

The fiscal year of the Corporation shall end on December 31 of each calendar year unless otherwise determined by the Board of Directors.

ARTICLE IX. SEAL

The Board of Directors may provide a corporate seal which may be circular in form and shall have inscribed thereon the name of the Corporation and the word "Seal."

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any stockholder or Director of the Corporation by law or under the provisions of the Certificate of Incorporation or Bylaws of the Corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, and delivered to the Corporation for inclusion or filing with the minutes or corporate records, shall be equivalent to the giving of such notice.

ARTICLE XI. INDEMNIFICATION

Section 1. *Authority*. The Corporation shall to the fullest extent permitted by the General Corporation Law of the State of Delaware, or successor thereto, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto, and pay for or reimburse expenses incurred by such persons who are party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal in advance of final disposition thereof. The right to indemnification conferred by this Section shall be a contract right and shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

Section 2. *Insurance*. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or who, while a Director, officer, employee or agent of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as such, whether or not the Corporation would have the power to indemnify him against the same liability under the General Corporation Law of the State of Delaware, or successor thereto, as amended from time to time.

ARTICLE XII. AMENDMENTS

Except as otherwise provided by law, these Bylaws may be amended or repealed and new Bylaws may be adopted by the Board of Directors or the stockholders.

::ODMA\PCDOCS\COLUMBIA\583339\1

Any notice of a meeting of stockholders at which these Bylaws are to be amended or repealed or new Bylaws adopted shall include notice of such proposed action.

B-86

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF MERGER
OR SHARE EXCHANGE

Pursuant to §33-11-105 of the 1976 South Carolina Code, as amended, the undersigned as the surviving corporation in a merger or the acquiring corporation in a share exchange, as the case may be, hereby submits the following information:

1. The name of the surviving or acquiring corporation is New Sub II, Inc.

2. Attached hereto and made a part hereof is a copy of the Plan or Merger or Share Exchange (see §§33-11-101 (merger) 33-11-102 (share exchange), 33-11-104 (merger of subsidiary into parent) 33-11-107 (merger or share exchange with a foreign corporation), and 33-11-108 (merger of a parent corporation into one of its subsidiaries)).

3. Complete the following information to the extent it is relevant with respect to each corporation which is a party to the transaction:

(a) Name of the corporation New Sub II, Inc..
Complete either (1) or (2), whichever is applicable:

(1) [ ] Shareholder approval of the merger or stock exchange was not required (See §§33-11-103(h), 33-11-104(a), and 33-11-108(a)).

(2) [X] The plan of merger or share exchange was duly approved by shareholders of the corporation as follows:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed shares Voted For	Against
Common Stock	1,000	1,000	1,000	1,000	-0-

*NOTE: Pursuant to the Section 33-11-105 (a)(3)(ii), the corporation can alternatively state the total number of undisputed shares cast for the amendment by each voting group together with a statement that the number cast for the amendment by each voting group was sufficient for approval by that voting group.

01-007550CC

(b) Name of the corporation: Public Service Company of North Carolina, Incorporated

Complete either (1) or (2), whichever is applicable:

(1) [ ] Shareholder approval of the merger or stock exchange was not required (See §§33-11-103(h), 33-11-104(a), and 33-11-108(a)).

(2) [X] The Plan of Merger or Share Exchange was duly approved by shareholders of the corporation as follows:

Voting Group	Number of Oustanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares Voted For	Against	Abstain
Common Stock	20,577,967	20,577,967	16,382,670	16,109,536	172,706	100,428

*NOTE: Pursuant to Section 33-11-105 (a)(3)ii, the corporation can alternatively state the total number of undisputed shares cast for the amendment by each voting group together with a statement that the number cast for the amendment by each voting group was sufficient for approval by that voting group.

4. Unless a delayed date is specified, the effective date of this document shall be the date it is accepted for filing by the Secretary of State (See §33-1-230(b)): Effective as of the close business on the date of filing.

DATE: February 10, 2000

NEW SUB II, INC.
(Name of the Surviving or Acquiring Corporation)

By: WB Timmerman CEO
(Signature and Office)

WB Timmerman, Chief Executive Officer
(Type or Print Name and Office)

FILING INSTRUCTIONS

1. Two copies of this form, the original and either a duplicate original or a conformed copy, must be filed.

2. Filing Fee (payable to the Secretary of State at the time of filing of this document).

Filing Fee	$ 10.00
Filing Tax	100.00

3. TWO COPIES OF THE PLAN OF MERGER OR SHARE EXCHANGE MUST BE FILED WITH THIS FORM AS AN ATTACHMENT.

Form Approved by South Carolina
Secretary of State 1/89